Registration No. 333-207147

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BB&T CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

North Carolina	6021	56-0939887
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

200 West Second Street

Winston-Salem, North Carolina 27101

(336) 733-2000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Robert J. Johnson, Jr., Esq.

Senior Executive Vice President, General Counsel,

Secretary and Chief Corporate Governance Officer

BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

Phone: (336) 733-2000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Paul S. Scrivano, Esq. O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 (212) 728-5856	Sean P. Kehoe, Esq. Executive Vice President, Chief Legal Officer and Corporate Secretary National Penn Bancshares, Inc. 645 Hamilton Street, Suite 1100 Allentown, Pennsylvania 18101 (800) 822-3321	Edward D. Herlihy, Esq. Matthew M. Guest, Esq. Brandon C. Price, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per unit	Proposed maximum aggregate offering price		Amount of registration fee
Common stock, par value $5.00 per share	32,690,684	(1)	N/A	$1,126,512,783.47	(2)	$130,764.14	(3),(4)

(1)	Represents the estimated maximum number of shares of common stock, par value $5.00 per share, of the registrant (“BB&T common stock”) to be issued upon completion of the merger described in the proxy statement/prospectus contained herein (the “merger”), which is equal to: (a) 32,447,482, the number of shares of BB&T common stock registered in connection with the initial filing of the registrant’s Registration Statement on Form S-4 on September 25, 2015, plus (b) 243,201, based on (i) 339,687 additional shares of common stock, without par value per share, of National Penn Bancshares, Inc. (“National Penn common stock”) (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock units), outstanding as of October 20, 2015, and (ii) 744,000 additional shares of National Penn common stock reserved for issuance under National Penn equity plans as of October 20, 2015, and shares of National Penn common stock that may be issued pursuant to the National Penn Bancshares, Inc. Dividend Reinvestment Plan, which may be issued pursuant to the merger agreement prior to the completion of the merger, calculated based on (x) the 0.3206 exchange ratio under the merger agreement and (y) the percentage of stock consideration under the merger agreement.

(2)	Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed aggregate maximum offering price was calculated as follows: (a) the proposed maximum aggregate offering price in respect of the shares of BB&T common stock registered in connection with the initial filing of the registrant’s Registration Statement on Form S-4 on September 25, 2015, which was equal to the product of (i) $11.62 (the average of the high and low prices of National Penn common stock as reported on the NASDAQ Stock Market on September 24, 2015) and (ii) 143,489,106, the maximum number of shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger) that may be exchanged for the merger consideration, computed as of September 24, 2015, less (iii) $549,646,422.00, the amount of cash consideration associated with such shares of National Penn common stock to be paid by BB&T in connection with the merger, plus (b) the product of (i) $12.035 (the average of the high and low prices of National Penn common stock as reported on the NASDAQ Stock Market on October 21, 2015) and (ii) 1,083,687, the additional number of shares of National Penn common stock that may be exchanged for the merger consideration, computed as of October 21, 2015, that are being registered in connection with this Amendment No. 1 to the Registration Statement on Form S-4, less (iii) $4,226,379.30, the amount of cash consideration associated with such shares of National Penn common stock to be paid by BB&T in connection with the merger.

(3)	Computed in accordance with Rule 457(f) under the Securities Act at a rate equal to (i) $116.20 per $1,000,000 of the proposed maximum aggregate offering price calculated as described in note 2 above in connection with the initial filing of the registrant’s Registration Statement on Form S-4 on September 25, 2015, and (ii) $100.70 per $1,000,000 of the proposed change in maximum aggregate offering price calculated as described above in note 2 in connection with this Amendment No. 1 to the Registration Statement on Form S-4.

(4)	BB&T previously paid a fee of $129,876.39 in connection with the initial filing of the registrant’s Registration Statement on Form S-4 filed on September 25, 2015. Accordingly, an additional $887.75 is being paid upon the filing of this Amendment No. 1 to the Registration Statement on Form S-4.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. BB&T Corporation may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and BB&T Corporation is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED OCTOBER 22, 2015

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of National Penn Bancshares, Inc.:

On August 17, 2015, National Penn Bancshares, Inc., or National Penn, and BB&T Corporation, or BB&T, entered into an Agreement and Plan of Merger, which we refer to as the “merger agreement,” under which BB&T will acquire National Penn in a stock and cash transaction.

Under the terms of the merger agreement, National Penn will merge with and into BB&T, which we refer to as the “merger,” with BB&T surviving the merger as the surviving corporation. Immediately following the merger, National Penn Bank, National Penn’s wholly owned bank subsidiary, will merge with and into Branch Banking and Trust Company, BB&T’s wholly owned bank subsidiary, which we refer to as the “bank merger,” with Branch Banking and Trust Company surviving the bank merger. If the merger contemplated by the merger agreement is completed, for each share of National Penn common stock you own, you will have the right to receive, at your election, subject to the proration and allocation procedures set forth in the merger agreement, either (i) $13.00 in cash, which we refer to as the “cash consideration” or (ii) 0.3206 shares of BB&T common stock, which we refer to as the “stock consideration.” The cash consideration and the stock consideration is referred to collectively as the “merger consideration.”

The total number of shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger) that will be converted into the cash consideration is fixed at 30% of the total number of shares of National Penn common stock outstanding immediately prior to the completion of the merger (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger), and the remaining 70% of shares of National Penn common stock will be converted into the stock consideration. Based on the number of shares of National Penn common stock outstanding on October 20, 2015, we expect that the payment of the stock portion of the merger consideration will require BB&T to issue approximately 32,690,684 shares of BB&T common stock in connection with the merger. Holders of shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger) as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 4% of the issued and outstanding shares of BB&T common stock immediately following the closing of the merger (including shares received in respect of equity awards and without giving effect to any shares of BB&T common stock held by National Penn shareholders prior to the merger).

The value of the cash consideration is fixed at $13.00, but the value of the stock consideration will fluctuate as the market price of BB&T common stock fluctuates before the completion of the merger, and may be more or less than the value of the stock consideration on the date of the special meeting or at the time an election is made, and may be more or less than the value of the cash consideration at the completion of the merger. Based on the average closing stock price of BB&T common stock on the New York Stock Exchange, which we refer to as the “NYSE,” for the twenty trading days ending on August 17, 2015, the last full trading day before the public announcement of the merger, of $40.55, the value of the stock consideration was $13.00. Based on the closing stock price of BB&T common stock on the NYSE on August 17, 2015, of $40.19, the value of the stock consideration was $12.88. Based on the closing stock price of BB&T common stock on the NYSE on October 20, 2015, the latest practicable date before the mailing of this proxy statement/prospectus, of $36.75, the value of the stock consideration was $11.78. You should obtain current stock price quotations for BB&T common stock and National Penn common stock before you vote. BB&T common stock is quoted on the NYSE under the symbol “BBT.” National Penn common stock is quoted on The NASDAQ Stock Market LLC under the symbol “NPBC.”

The merger cannot be completed unless National Penn shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast as of the close of business on October 20, 2015, the record date for the special meeting, vote in favor of the approval of the merger agreement at the special meeting.

The special meeting of National Penn shareholders will be held on December 16, 2015 at the Renaissance Allentown Hotel, Ballroom, 12 North Seventh Street, Allentown PA 18101, at 8:00 a.m. local time.

Your vote is very important, regardless of the number of shares of National Penn common stock you own. To ensure your representation at the National Penn special meeting, please take time to vote by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the National Penn special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the National Penn special meeting.

National Penn’s board of directors unanimously recommends that National Penn shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the other matters to be considered at the National Penn special meeting. In considering the recommendation of the board of directors of National Penn, you should be aware that certain directors and executive officers of National Penn will have interests in the merger that may be different from, or in addition to, the interests of National Penn shareholders generally. See the section entitled “Interests of National Penn’s Directors and Executive Officers in the Merger” beginning on page 91 of the accompanying proxy statement/prospectus.

This proxy statement/prospectus describes the special meeting of National Penn shareholders, the merger, the documents relating to the merger and other related matters. Please read carefully the entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 31, for a discussion of the risks relating to the proposed merger, and the Annexes and documents incorporated by reference into the proxy statement/prospectus.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact D.F. King & Co., Inc., National Penn’s proxy solicitor, by calling toll-free at (877) 732-3620.

Sincerely,

Scott V. Fainor
President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ACCOMPANYING PROXY STATEMENT/ PROSPECTUS NOR HAVE THEY DETERMINED IF THE ACCOMPANYING PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying proxy statement/prospectus is dated [        ] and is first being mailed to National Penn shareholders on or about [        ].

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder of National Penn Bancshares, Inc.:

You are cordially invited to attend a special meeting of National Penn shareholders. The special meeting will be held on December 16, 2015, at the Renaissance Allentown Hotel, Ballroom, 12 North Seventh Street, Allentown PA 18101 local time, at 8:00 a.m., to consider and vote upon the following matters:

1.	a proposal to approve the Agreement and Plan of Merger, dated as of August 17, 2015, as it may be amended from time to time, by and between BB&T Corporation, a North Carolina corporation and National Penn Bancshares, Inc., a Pennsylvania corporation;

2.	a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for National Penn’s named executive officers in connection with the merger contemplated by the merger agreement; and

3.	a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

The record date for the special meeting is October 20, 2015. Only shareholders of record as of the close of business on October 20, 2015 are entitled to notice of, and to vote at, the special meeting. All shareholders of record as of that date are cordially invited to attend the special meeting in person. Approval of the merger proposal requires the affirmative vote of National Penn shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast. The proposal to approve the merger-related executive compensation requires the affirmative vote of the holders of a majority of the votes cast by all National Penn shareholders entitled to vote thereon; however, such vote is advisory (non-binding) only. The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement requires the affirmative vote of a majority of the votes cast by all National Penn shareholders entitled to vote thereon, whether or not a quorum is present.

National Penn’s board of directors has unanimously adopted and approved the merger agreement and the transactions contemplated thereby, including the merger, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interests of National Penn and its shareholders, and unanimously recommends that National Penn shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the merger-related executive compensation, and “FOR” the proposal to approve adjournment of the special meeting if there are insufficient votes at the time of the special meeting to approve the merger agreement. In considering the recommendation of the board of directors of National Penn, you should be aware that certain directors and executive officers of National Penn will have interests in the merger that may be different from, or in addition to, the interests of National Penn shareholders generally. See the section entitled “Interests of National Penn’s Directors and Executive Officers in the Merger” beginning on page 91 of the accompanying proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of National Penn common stock that you own. We cannot complete the merger unless National Penn’s shareholders approve the merger agreement.

Even if you plan to attend the special meeting in person, National Penn requests that you complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or submit your proxy by telephone or Internet prior to the special meeting to ensure that your shares of National Penn common stock will be represented at the special meeting. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the special meeting and vote in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of National Penn common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “against” the approval of the merger agreement.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. IF YOU ATTEND THE SPECIAL MEETING, REQUEST A REVOCATION OF YOUR SUBMITTED PROXY AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact D.F. King & Co., Inc., National Penn’s proxy solicitor, by calling toll-free at (877) 732-3620.

By Order of the Board of Directors,

Sean P. Kehoe
Executive Vice President, Chief Legal Officer & Corporate Secretary

Allentown, Pennsylvania
Dated: [ ]

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about National Penn and BB&T from other documents that National Penn and BB&T have filed with the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 113 of this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning National Penn, without charge, by telephone or written request directed to:

Attention: Shareholder Services

National Penn Bancshares, Inc.

645 Hamilton Street, Suite 1100

Allentown, Pennsylvania 18101

(610) 861-3983

You may also request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning BB&T, without charge, by telephone or written request directed to:

Attention: Shareholder Services

BB&T Corporation

150 South Stratford Road, Suite 300

Winston-Salem, North Carolina 27104

(336) 733-3065

In order for you to receive timely delivery of the documents in advance of the special meeting of National Penn shareholders to be held on December 16, 2015, you must request the information no later than five business days prior to the date of the special meeting, by December 9, 2015.

The proxy statement/prospectus is also available on National Penn’s website at www.nationalpennbancshares.com under the heading “SEC Filings” and then under “Documents.” The information on National Penn’s website is not part of this proxy statement/prospectus. References to National Penn’s website in this proxy statement/prospectus are intended to serve as textual references only.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by BB&T (File No. 333-207147), constitutes a prospectus of BB&T under Section 5 of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” with respect to the shares of common stock, par value $5.00 per share, of BB&T, which we refer to as “BB&T common stock,” to be issued pursuant to the Agreement and Plan of Merger, dated as of August 17, 2015, by and between BB&T and National Penn, as it may be amended from time to time, which we refer to as the “merger agreement.” This document also constitutes a proxy statement of National Penn under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” It also constitutes a notice of meeting with respect to the special meeting, at which National Penn shareholders will be asked to consider and vote upon the approval of the merger agreement.

BB&T has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to BB&T, and National Penn has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to National Penn.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. BB&T and National Penn have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated [        ], and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to National Penn shareholders nor the issuance by BB&T of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

-i-

Annex A	Merger Agreement	A-1

Annex B	Opinion of Sandler O’Neill + Partners, L.P.	B-1

-ii-

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the special meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this proxy statement/prospectus and proxy card?

A:	National Penn has agreed to be acquired by BB&T under the terms of the merger agreement that are described in this proxy statement/prospectus. Immediately following the merger, National Penn Bank, National Penn’s banking subsidiary, will merge with and into BB&T’s banking subsidiary, Branch Banking and Trust Company, which we refer to as “Branch Bank,” with Branch Bank being the surviving entity, which transaction is referred to as the “bank merger.” In order for us to complete the transactions contemplated by the merger agreement, we need the approval of the Board of Governors of the Federal Reserve System, which we refer to as the “Federal Reserve Board,” the Federal Deposit Insurance Corporation, the Pennsylvania Department of Banking, and the North Carolina Commissioner of Banks, as well as the approvals of the other regulators described in the section entitled “The Merger—Regulatory Approvals” beginning on page 63 of this proxy statement/prospectus and the approval of the merger agreement by National Penn’s shareholders.

This proxy statement/prospectus includes important information about the merger, the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the special meeting. National Penn shareholders should read this information carefully and in its entirety. The enclosed voting materials allow shareholders to vote their shares without attending the special meeting in person.

Q:	What am I being asked to vote on at the special meeting?

A:	National Penn is holding the special meeting to ask its shareholders to consider and vote upon a proposal to approve the merger agreement. National Penn shareholders are also being asked to consider and vote upon (i) a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for National Penn’s named executive officers in connection with the merger and (ii) a proposal to grant authority to proxy holders to vote in favor of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Q:	Does my vote matter?

A:	Yes. The merger cannot be completed unless the merger agreement is approved by the National Penn shareholders. If you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “against” the approval of the merger agreement. The National Penn board unanimously recommends that shareholders vote “FOR” the proposal to approve the merger agreement.

Q:	What is the vote required to approve each proposal at the National Penn special meeting?

A:	The approval of the merger agreement requires the affirmative vote of the National Penn shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast. If you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “against” the approval of the merger agreement.

The proposal to approve certain compensation arrangements for National Penn’s named executive officers in connection with the merger requires the affirmative vote of a majority of the votes cast by all National Penn shareholders entitled to vote thereon; however, such vote is advisory (non-binding) only. If your shares of National Penn common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, your vote will not be considered “cast” with respect to the merger-related named executive officer compensation proposal and this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation. If you fail to submit a proxy or vote in person at the special meeting, or if you do not instruct your bank, brokerage firm or other nominee to vote your shares of National Penn common stock in favor of the proposal, your shares of National Penn common stock will not be voted, and this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation except to the extent it results in there being insufficient shares present at the meeting to establish a quorum. The vote on the merger-related named executive officer compensation proposal is separate from the vote to approve the merger agreement. You may vote “against” the merger-related named executive officer compensation proposal and “for” approval of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement requires the affirmative vote of a majority of the votes cast by all National Penn shareholders entitled to vote thereon, whether or not a quorum is present. If your shares of National Penn common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, your vote will not be considered “cast” with respect to the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement and this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. If you fail to submit a proxy or vote in person at the special meeting or if your shares of National Penn common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of National Penn common stock, your shares of National Penn common stock will not be voted, and this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

See the section entitled, “Information About the Special Meeting—Record Date and Quorum” beginning on page 39 of this proxy statement/prospectus.

Q:	How does the National Penn board recommend that I vote at the special meeting?

A:	The board of directors of National Penn, which we refer to as the “National Penn board,” unanimously recommends that National Penn shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the approval, by advisory (non-binding) vote, of certain compensation arrangements for National Penn’s named executive officers in connection with the merger and “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. See the section entitled “The Merger—National Penn’s Reasons for the Merger; Recommendation of the National Penn Board of Directors” beginning on page 48 of this proxy statement/prospectus.

Q:	What will I receive if the merger is completed?

A:

If the merger is completed, each share of National Penn common stock outstanding immediately prior to the effective time of the merger, except for shares of National Penn common stock owned by National Penn as treasury stock or owned by National Penn or BB&T (in each case other than shares of National Penn common stock held in any National Penn benefit plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive either (i) $13.00 in cash or (ii) 0.3206 shares of BB&T common stock, based on the holder’s election and subject to proration. National Penn shareholders may elect to receive all cash, all stock or cash for some of their shares and stock for the remainder of the shares they own, subject to the election and proration procedures set forth in the merger agreement. The total number of shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger) that will be converted into the cash consideration is fixed at 30% of the total number of shares of National Penn common stock outstanding immediately prior to the completion of the merger (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger), and the remaining 70% of shares of National Penn common stock will be converted into the stock consideration. As a result, if the aggregate number of shares with respect to which a valid cash or stock election has been made exceeds these limits, shareholders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the merger agreement. See the sections entitled “The Merger Agreement —Merger Consideration—Cash Election; Stock Election; Non-Election Shares” and “The Merger Agreement—Merger Consideration—Proration.” Cash will be paid in lieu of fractional shares. See “What happens if I am eligible to receive a fraction of a share of BB&T common stock as part of the per share merger consideration?” below and the sections entitled “The Merger Agreement—Merger Consideration” and “The Merger Agreement —Merger Consideration—Fractional Shares” beginning on pages 67 and 69, respectively, of this proxy statement/prospectus.

Q:	How do I make an election to receive BB&T common stock or cash for my National Penn common stock?

A:	National Penn shareholders and stock unit award holders will be mailed a form of election, including transmittal materials, at least twenty (20) business days prior to the anticipated election deadline, that contains instructions for making your election to have your shares of National Penn common stock or stock units converted into cash, BB&T common stock or a combination of both. Unless otherwise agreed to in advance by BB&T and National Penn, the election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that BB&T and National Penn agree is as near as practicable to two business days prior to the expected closing date of the merger. BB&T and National Penn will cooperate to issue a press release announcing the date of the election deadline at least five (5) business days prior to, and no more than fifteen (15) business days before, the election deadline. If you own shares of National Penn common stock in “street name” or through a bank, broker or other nominee, you should follow the instructions of the bank, broker or other nominee for making an election with respect to your shares. That deadline may be earlier than the election deadline specified above. See “The Merger Agreement—Merger Consideration—Elections as to Form of Consideration” beginning on page 73 of this proxy statement/prospectus.

Q:	What happens if I fail to make a valid election as to whether to receive cash or stock?

A:	If a National Penn shareholder or stock unit award holder does not return a properly completed form of election by the election deadline, such holder’s shares of National Penn common stock will be considered “non-election shares” and will be converted into the right to receive the cash consideration or the stock consideration according to the proration procedures set forth in the merger agreement. Any shareholder who has not submitted their physical stock certificate(s) with a form of election will be sent materials after the merger closes to effect the exchange of their National Penn common stock into the merger consideration.

Q:	Will every National Penn shareholder receive the form of consideration it elects?

A:

Every National Penn shareholder or stock unit award holder may not receive the form of consideration that it elects in the merger. The merger agreement provides that 30% of the outstanding shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger) will be converted into the cash consideration, with the remaining 70% to be converted into the stock consideration. Pursuant to these requirements, if the aggregate number of shares with respect to which a valid cash or stock election has been made exceeds these limits, holders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the merger agreement.

Q:	What is the exchange ratio?

A:	The exchange ratio is used to determine the number of shares of BB&T common stock that National Penn shareholders who receive the stock consideration rather than the cash consideration will be entitled to receive for each share of National Penn common stock they hold. The exchange ratio is 0.3206, as set forth in the merger agreement.

Q:	What is the value of the per share merger consideration?

A:	The value of the cash consideration is fixed at $13.00. However, the value of the stock consideration will fluctuate as the market price of BB&T common stock fluctuates before the completion of the merger. This price will not be known at the time of the special meeting and may be more or less than the current price of BB&T common stock or the price of BB&T common stock at the time of the special meeting or at the time an election is made, and the value of the stock consideration may be more or less than the value of the cash consideration at the completion of the merger. The total number of shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards) that will be converted into the cash consideration is fixed at 30% of the total number of shares of National Penn common stock outstanding immediately prior to the completion of the merger (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger), and the remaining 70% of shares of National Penn common stock will be converted into the stock consideration. As a result, if the aggregate number of shares with respect to which a valid cash or stock election has been made exceeds these limits, shareholders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the merger agreement. Based on the average closing stock price of BB&T common stock on the NYSE for the twenty trading days ending on August 17, 2015, the last full trading day before the public announcement of the merger, of $40.55, the value of the stock consideration was $13.00. Based on the closing stock price of BB&T common stock on the NYSE on August 17, 2015, of $40.19, the value of the stock consideration was $12.88. Based on the closing stock price of BB&T common stock on the NYSE on October 20, 2015, the latest practicable date before the mailing of this proxy statement/prospectus, of $36.75, the value of the stock consideration was $11.78. We urge you to obtain current market quotations for shares of BB&T common stock and National Penn common stock. See the sections entitled “The Merger Agreement —Merger Consideration—Cash Election; Stock Election; Non-Election Shares” and “The Merger Agreement—Merger Consideration—Proration.”

Q:	What happens if I am eligible to receive a fraction of a share of BB&T common stock as part of the per share merger consideration?

A:	If the aggregate number of shares of BB&T common stock that you are entitled to receive as part of the per share merger consideration includes a fraction of a share of BB&T common stock, you will receive cash in lieu of that fractional share. See the section entitled “The Merger Agreement—Merger Consideration—Fractional Shares” beginning on page 69 of this proxy statement/prospectus.

Q:	What will holders of National Penn equity awards receive in the merger?

A:

Stock Options. At the effective time, each option to purchase shares of National Penn common stock that is outstanding and unexercised immediately prior to the effective time (which we refer to as “National Penn stock options”) will fully vest and be converted into a stock option exercisable for that number of whole shares of BB&T common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of National Penn common stock subject to the National Penn stock option immediately prior to the effective time multiplied by (ii) the exchange ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of National Penn common stock of the National Penn stock option immediately prior to the effective time by (B) the exchange ratio. Each National Penn stock option assumed and converted will continue to be subject to the same terms and conditions (other than vesting conditions) as applicable immediately prior to the effective time.

Restricted Stock Awards. At the effective time, each award in respect of a share of National Penn common stock subject to vesting, repurchase or other lapse restriction that is outstanding immediately prior to the effective time (which we refer to as a “National Penn restricted stock award”) will fully vest and be converted into the right to receive, without interest, the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement.

Restricted Stock Unit Awards. At the effective time, each restricted stock unit award in respect of shares of National Penn common stock (other than a National Penn deferred stock unit award described below) that is outstanding immediately prior to the effective time (which we refer to as a “National Penn restricted stock unit award”) will fully vest and be converted into the right to receive, without interest, a payment equal to the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement.

Deferred Stock Unit Awards. At the effective time: (i) each National Penn deferred stock unit award that is outstanding immediately prior to the effective time and that will settle in connection with the merger (which we refer to as a “National Penn settled deferred stock unit award”) will fully vest and be converted into the right to receive, without interest, a payment equal to the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement; and (ii) each National Penn deferred stock unit award that is outstanding immediately prior to the effective time and that will not settle in connection with the merger, will fully vest and be converted, at the election of the holder thereof, into either (A) a cash-settled deferred stock unit award with a dividend reinvestment feature (which we refer to as a “BB&T converted deferred stock unit award”) with respect to a number of shares of BB&T common stock equal to the product of (1) the number of shares of National Penn common stock subject to the National Penn deferred stock unit award immediately prior to the effective time multiplied by (2) the exchange ratio, with the BB&T converted deferred stock unit award to settle in accordance with the applicable deferral election, or (B) a deferred cash account accruing interest credits at the rate provided under the National Penn Directors’ Fee Plan as in effect on August 17, 2015 (which we refer to as a “BB&T converted deferred cash account”) with an initial account balance equal to the product of (1) the number of shares of National Penn common stock subject to the National Penn deferred stock unit award immediately prior to the effective time multiplied by (2) the cash consideration, with the BB&T converted deferred cash account to be paid in accordance with the applicable deferral election.

See “The Merger Agreement—Treatment of National Penn Equity Awards” beginning on page 75 of this proxy statement/prospectus.

Q:	What will happen to National Penn as a result of the merger?

A:	If the merger is completed, National Penn will be merged with and into BB&T, with BB&T surviving the merger as the surviving corporation. As a result of the merger, National Penn will no longer be a publicly held company. Following the merger, National Penn common stock will be delisted from The NASDAQ Stock Market LLC, which we refer to as the “NASDAQ,” and deregistered under the Exchange Act.

Q:	What equity stake will National Penn shareholders hold in BB&T immediately following the merger?

A:

Based on the number of issued and outstanding shares of BB&T common stock and National Penn common stock as of October 20, 2015, we expect that holders of National Penn shares (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger) as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 4% of the issued and outstanding shares of BB&T common stock immediately following the closing of the merger (without giving effect to any shares of BB&T common stock held by National Penn shareholders prior to the merger).

Q:	When do you expect the merger to be completed?

A:	Subject to the satisfaction or waiver of the closing conditions described under the section entitled, “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 85 of this proxy statement/prospectus, including the approval of the merger agreement by National Penn shareholders at the special meeting, BB&T and National Penn expect that the merger will be completed in mid-2016. However, it is possible that factors outside the control of both companies, including whether or when the required regulatory approvals will be received, could result in the merger being completed at a different time or not at all.

Q:	What are the material United States federal income tax consequences of the merger to National Penn shareholders?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer as the “Code,” and it is a condition to the respective obligations of BB&T and National Penn to complete the merger that each of BB&T and National Penn receives a legal opinion to that effect. Accordingly, a National Penn common shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the BB&T common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of National Penn common stock surrendered) and (2) the amount of cash received pursuant to the merger. Further, a National Penn common shareholder generally will recognize gain or loss with respect to cash received instead of fractional shares of BB&T common stock that the National Penn common shareholder would otherwise be entitled to receive. For further information, please refer to “Material United States Federal Income Tax Consequences” beginning on page 98.

The United States federal income tax consequences described above may not apply to all holders of National Penn common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Who can vote at the special meeting?

A:	All holders of record of National Penn common stock as of the close of business on October 20, 2015, the record date for the special meeting, which we refer to as the “record date,” including holders of shares in respect of National Penn restricted stock awards, are entitled to receive notice of, and to vote at, the special meeting, or any postponement or adjournment of the special meeting scheduled in accordance with Pennsylvania law.

Q:	When and where is the special meeting?

A:	The special meeting will be held on December 16, 2015, at the Renaissance Allentown Hotel, Ballroom, 12 North Seventh Street, Allentown PA 18101 local time, at 8:00 a.m. For additional information about the special meeting, see the section entitled “Information About the Special Meeting” beginning on page 39 of this proxy statement/prospectus.

Q:	How may I gain entry into the special meeting?

A:	An admission ticket, which is required for entry into the special meeting, is attached to the enclosed proxy card. If you plan to attend the special meeting, please vote your proxy by mailing in your proxy card, or vote by telephone or Internet, but keep the admission ticket and bring it for admittance into the special meeting.

If your shares of National Penn common stock are held in the name of a bank, brokerage firm or other nominee, you will need proof of ownership of your shares of National Penn common stock to attend the special meeting. A recent bank or brokerage account statement indicating your National Penn holdings is an example of proof of ownership. If you arrive at the meeting without an admission ticket, National Penn will admit you only upon verification that you are a National Penn shareholder.

Q:	How will I receive the merger consideration to which I am entitled?

A:	National Penn shareholders, and holders of National Penn restricted stock awards, National Penn restricted stock unit awards and settled deferred stock unit awards, will initially be mailed a form of election, including transmittal materials, at least twenty (20) business days prior to the election deadline so as to permit each National Penn shareholder or stock unit award holder to exercise its right to make an election prior to the election deadline. Each form of election will allow National Penn shareholders or stock unit award holders to make cash or stock elections or a combination of both with respect to their shares of National Penn common stock and stock unit awards.

To make a valid election, each National Penn shareholder, and holder of National Penn restricted stock awards, National Penn restricted stock unit awards and settled deferred stock unit awards, must submit a properly completed form of election (including duly executed transmittal materials included in the form of election), together with, for shareholders only, stock certificates or an appropriate guarantee of delivery of such stock certificates, so that it is received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. Holders of National Penn restricted stock unit awards and settled deferred stock unit awards will not be required to deliver stock certificates or an appropriate guarantee for the shares underlying such awards. Shares of National Penn common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares.

As promptly as practicable (and no later than five business days) after the effective time, the exchange agent will mail to each holder of record of shares of National Penn common stock that has not previously submitted its certificates or book-entry shares with a form of election, a letter of transmittal and instructions relating to receipt of the merger consideration.

After receiving the proper documentation, following the effective time, the exchange agent will forward to each holder of record of shares of National Penn common stock who properly surrender their certificates or book entry shares to the exchange agent, together with a properly completed and duly executed letter of transmittal or form of election, as applicable, the cash, BB&T common stock or combination of cash and BB&T common stock to which such holder is entitled. More information on the election procedures and on the documentation National Penn shareholders are required to deliver to the exchange agent may be found under the captions “The Merger Agreement—Elections as to Form of Consideration” and “The Merger Agreement—Exchange and Payment Procedures” beginning on pages 73 and 74, respectively, of this proxy statement/prospectus.

Q:	Will my shares of BB&T common stock acquired in the merger receive a dividend?

A:	After the closing of the merger, as a holder of BB&T common stock (to the extent you receive any stock consideration) you will receive the same dividends on shares of BB&T common stock that all other holders of shares of BB&T common stock will receive with any dividend record date that occurs after the merger is completed.

Until they surrender their National Penn stock certificates or book entry shares in accordance with the instructions provided to them, former National Penn shareholders who hold National Penn stock certificates or book entry shares will not be entitled to be paid dividends with a record date after the closing of the merger that is otherwise payable on the shares of BB&T common stock into which their shares of National Penn common stock are exchangeable.

Any such payment of dividends by BB&T would require approval by the BB&T board of directors and the board may change its dividend policy at any time. See “Comparative Per Share Market Price and Dividend Information” beginning on page 28 for a comparison of the historical dividend practices of the two companies.

Q:	Why am I being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for National Penn’s named executive officers in connection with the merger?

A:	Under the rules of the SEC, National Penn is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q:	What will happen if National Penn shareholders do not approve the merger-related compensation of National Penn’s named executive officers?

A:	Approval of the compensation that may be paid or become payable to National Penn’s named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on National Penn or the surviving corporation in the merger. If the merger is completed, the merger-related compensation will be paid to National Penn’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements and the outcome of the advisory (non-binding) vote will not affect National Penn or BB&T’s obligations to make these payments even if National Penn shareholders do not approve, by advisory (non-binding) vote, the proposal.

Q:	Do any of National Penn’s directors or executive officers have interests in the merger that may differ from those of National Penn shareholders?

A:	National Penn’s directors and executive officers have interests in the merger that are different from, or in addition to, those of National Penn shareholders generally. The members of National Penn’s board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that National Penn shareholders approve the merger agreement. For a description of these interests, refer to the section entitled “Interests of National Penn’s Directors and Executive Officers in the Merger” beginning on page 91 of this proxy statement/prospectus.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	If your shares of National Penn common stock are registered directly in your name with the transfer agent of National Penn, Computershare Inc., you are considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote, to grant a proxy for your vote directly to National Penn or to a third party to vote at the special meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the shareholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting; however, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If my shares of National Penn common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:	Your bank, brokerage firm or other nominee will only be permitted to vote your shares of National Penn common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of National Penn common stock. In accordance with the rules of the NASDAQ, banks, brokerage firms and other nominees who hold shares of National Penn common stock in street name for their customers have authority to vote on “routine” proposals when they have not received voting instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the approval of the merger agreement, the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation, and adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. As a result, absent specific voting instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote “against” the approval of the merger agreement, and will not have an effect on the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation (except to the extent there are insufficient shares present at the meeting to establish a quorum) or on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Q:	How many votes do I have?

A:	Each National Penn shareholder is entitled to one vote for each share of National Penn common stock held of record as of the record date. As of the close of business on the record date, there were 140,302,593 outstanding shares of National Penn common stock entitled to vote at the special meeting.

Q:	What constitutes a quorum for the special meeting?

A:	The presence, in person or represented by proxy, of shareholders with power to cast a majority of all votes entitled to be cast at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions and broker non-votes, if any, are counted as present for purposes of establishing a quorum.

Q:	What do I need to do now?

A:	Even if you plan to attend the special meeting in person, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the special meeting.

Q:	How do I vote?

A:	Shareholder of Record. If you are a shareholder of record, you may have your shares of National Penn common stock voted on the matters to be presented at the special meeting in the following ways:

•	by telephone (toll-free) or Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or Internet. Proxies delivered via the Internet or telephone must be submitted by 1:00 a.m., Eastern Time, on the day of the special meeting;

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	in person — you may attend the special meeting and cast your vote there.

Beneficial Owner. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Participant in National Penn Employee Stock Purchase Plan or Dividend Reinvestment Plan. If you participate in National Penn’s Dividend Reinvestment and Stock Purchase Plan and/or Employee Stock Purchase Plan, your proxy will represent the number of shares registered in your name and the number of shares credited to your Dividend Reinvestment Plan and/or Employee Stock Purchase Plan accounts.

Participant in National Penn 401(k) Plan or 3rd Fed Bank Employee Stock Ownership Plan. If you invest in National Penn common stock through the National Penn Bancshares, Inc. Capital Accumulation Plan, which we refer to as the “National Penn 401(k) Plan,” or through the 3rd Fed Bank Employee Stock Ownership Plan, you will receive a vote instruction card for each plan that reflects all shares you may direct the trustees to vote on your behalf under the respective plans. Under the terms of the National Penn 401(k) Plan, a participant may direct the trustee how to vote the shares credited to his or her account. Under the terms of the 3rd Fed Bank Employee Stock Ownership Plan, all allocated shares of National Penn common stock held by the plan are voted by the trustee, as directed by plan participants. You will be separately provided information about how to instruct the trustees of these plans to vote your shares held by such plans.

Q:	How can I change or revoke my vote?

A:	You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, and your last vote is the vote that will be counted. If you are a National Penn shareholder of record, you can write to National Penn’s Corporate Secretary, 645 Hamilton Street, Suite 1100, Allentown, Pennsylvania 18101, stating that you wish to revoke your proxy and requesting another proxy card. If you hold your shares through a broker, bank or other nominee, you can revoke your proxy by contacting the broker, bank or other nominee and asking for a new proxy card. If you submitted your proxy by Internet or by telephone, you can vote again by voting over the Internet or by telephone. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. Your attendance alone at the shareholder meeting will not of itself constitute a revocation of your proxy.

Q:	If a shareholder gives a proxy, how are the shares of National Penn common stock voted?

A:	Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of National Penn common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of National Penn common stock should be voted “for” or “against,” or whether your shares should “abstain” from voting on, all, some or none of the specific items of business to come before the special meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation, and “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you hold shares of National Penn common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of National Penn common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on your proxy card)

or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of National Penn common stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	What happens if I sell my shares of National Penn common stock before the special meeting?

A:	The record date is earlier than both the date of the special meeting and the effective time. If you transfer your shares of National Penn common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting but will transfer the right to receive the per share merger consideration to the person to whom you transfer your shares. In order to receive the per share merger consideration, you must hold your shares at the effective time.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	National Penn has engaged D.F. King & Co., Inc., which we refer to as D.F. King, to act as its proxy solicitor and to assist in the solicitation of proxies for the special meeting. National Penn has agreed to pay D.F. King approximately $15,000 plus reasonable out-of-pocket expenses for such services and also will indemnify D.F. King against certain claims, costs, damages, liabilities, judgments and expenses. National Penn may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of National Penn common stock.

National Penn’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies. National Penn will also request that brokerage houses and other custodians, nominees and fiduciaries send these proxy materials to beneficial owners of National Penn common stock. National Penn will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in assisting with the solicitation of proxies.

Q:	Should I send in my stock certificates now?

A:	No, please do NOT return your stock certificate(s) with your proxy. You will be provided at a later date a form of election and instructions regarding the surrender of your stock certificates. You should then, prior to the election deadline, send your National Penn stock certificates to the exchange agent, together with your completed and signed form of election.

Q:	Are there any voting agreements in place with National Penn shareholders?

A:	No.

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, National Penn will file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the merger agreement?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of BB&T and National Penn contained in the documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 113 of this proxy statement/prospectus.

Q:	What are the conditions to completion of the merger?

A:	In addition to the approval of the merger proposal by National Penn shareholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), BB&T’s and National Penn’s performance of their respective obligations under the merger agreement in all material respects and each of BB&T’s and National Penn’s receipt of a tax opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 85 of this proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, National Penn shareholders will not receive any consideration for their shares of National Penn common stock in connection with the merger. Instead, National Penn will remain an independent public company, and its common stock will continue to be listed and traded on the NASDAQ. Under specified circumstances, National Penn may be required to pay BB&T a fee with respect to the termination of the merger agreement, as described under the section entitled “The Merger Agreement—Termination Fee” beginning on page 87 of this proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:	If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of National Penn common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact D.F. King, National Penn’s proxy solicitor, at (877) 732-3620.

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a National Penn shareholder. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 113 of this proxy statement/prospectus.

Parties to the Merger (Page 43)

National Penn Bancshares, Inc.

645 Hamilton Street, Suite 1100

Allentown, Pennsylvania 18101

(800) 822-3321

National Penn, a Pennsylvania corporation, is a registered bank holding company headquartered in Allentown, Pennsylvania, which was incorporated in January 1982. National Penn provides a diversified range of financial services, principally through its national bank subsidiary, National Penn Bank. National Penn also conducts business through various other direct or indirect subsidiaries, which are engaged in activities related to the business of banking. National Penn’s financial services affiliates consist of its National Penn Investors Trust Company division, Institutional Advisors, LLC and National Penn Insurance Services Group, Inc. National Penn is subject to regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, which we refer to as the “BHC Act,” as well as by the Office of the Comptroller of the Currency, which we refer to as the “OCC.”

As of June 30, 2015, National Penn operated 124 retail branch offices throughout Pennsylvania, New Jersey and Maryland. As of June 30, 2015, National Penn had total assets of $9.6 billion, total loans of $6.1 billion, total deposits of $6.7 billion and total shareholders’ equity of $1.1 billion.

National Penn common stock is currently listed on the NASDAQ under the symbol “NPBC.”

BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

(336) 733-2000

BB&T is a financial holding company organized under the laws of North Carolina and headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its bank subsidiary, Branch Bank, which has offices in 15 states and Washington, D.C. In addition, BB&T also operates several nonbank subsidiaries that offer various financial services products. Substantially all of the loans made by BB&T’s subsidiaries are to businesses and individuals in these market areas. As of June 30, 2015, BB&T had consolidated total assets of $191.0 billion, consolidated loans and leases of $120.8 billion, consolidated deposits of $132.8 billion and consolidated shareholders’ equity of $25.1 billion.

Branch Bank, BB&T’s largest subsidiary, was chartered in 1872 and is the oldest bank headquartered in North Carolina. Branch Bank provides a wide range of banking and trust services for retail and commercial clients in its geographic markets, including small and mid-size businesses, public agencies, local governments and individuals. Branch Bank also markets a wide range of deposit services to individuals, businesses and public entities. Branch Bank offers, either directly or through its subsidiaries, lease financing to businesses and municipal governments; factoring; discount brokerage services, annuities and mutual funds; life insurance, property and casualty insurance, health insurance and commercial general liability insurance on an agency basis and through a wholesale insurance brokerage operation; insurance premium financing; permanent financing arrangements for commercial real estate; loan servicing for third-party investors; direct consumer finance loans to individuals; trust and comprehensive wealth advisory services and association services. BB&T’s direct nonbank subsidiaries provide a variety of financial services including mortgage lending, credit card lending, automobile lending, equipment financing, full-service securities brokerage, asset management and capital markets services.

BB&T common stock is currently listed on the NYSE under the symbol “BBT.”

The Merger and the Merger Agreement (Page 44)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Pursuant to the merger agreement, National Penn will merge with and into BB&T with BB&T surviving the merger as the surviving corporation. Immediately thereafter, National Penn Bank, National Penn’s banking subsidiary, will merge with and into BB&T’s banking subsidiary, Branch Bank, with Branch Bank continuing as the surviving entity.

Per Share Merger Consideration (Page 44)

Upon completion of the merger, each outstanding share of National Penn common stock outstanding immediately prior to the effective time of the merger, except for shares of National Penn common stock owned by National Penn as treasury stock or owned by National Penn or BB&T (in each case other than shares of National Penn common stock held in any National Penn benefit plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive either (i) $13.00 in cash, which we refer to as the “cash consideration,” or (ii) 0.3206 shares of BB&T common stock, which we refer to as the “stock consideration,” based on the holder’s election and subject to proration. National Penn shareholders may elect to receive all cash, all stock or cash for some of their shares and stock for the remainder of the shares they own, subject to the election and proration procedures set forth in the merger agreement. The total number of shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger) that will be converted into the cash consideration is fixed at 30% of the total number of shares of National Penn common stock outstanding immediately prior to the completion of the merger (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger), and the remaining 70% of shares of National Penn common stock will be converted into the stock consideration. As a result, if the aggregate number of shares with respect to which a valid cash or stock election has been made exceeds these limits, shareholders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the merger agreement.

The value of the cash consideration is fixed at $13.00. However, the implied value of the stock consideration will fluctuate as the market price of BB&T common stock fluctuates before the completion of the merger. This price will not be known at the time of the special meeting and may be more or less than the current price of BB&T common stock or the price of BB&T common stock at the time of the special meeting or at the time an election is made, and the implied value of the stock consideration may be more or less than the value of the cash consideration at the completion of the merger.

Set forth below is a table showing the value of the cash consideration and the hypothetical implied value of the stock consideration based on a range of market prices for BB&T common stock. The table does not reflect the fact that cash will be paid instead of fractional shares.

BB&T Common Stock	National Penn Common Stock
Hypothetical Closing Prices	Cash Election: Cash Consideration Per Share	OR	Stock Election: Stock Consideration Per Share
			Shares of BB&T Common Stock	Hypothetical Implied Value(*)
$30.00	$13.00		0.3206	$9.62
31.00	13.00		0.3206	9.94
32.00	13.00		0.3206	10.26
33.00	13.00		0.3206	10.58
34.00	13.00		0.3206	10.90
35.00	13.00		0.3206	11.22
36.00	13.00		0.3206	11.54
37.00	13.00		0.3206	11.86
38.00	13.00		0.3206	12.18
39.00	13.00		0.3206	12.50
40.00	13.00		0.3206	12.82
40.55	13.00		0.3206	13.00
41.00	13.00		0.3206	13.14
42.00	13.00		0.3206	13.47
43.00	13.00		0.3206	13.79
44.00	13.00		0.3206	14.11
45.00	13.00		0.3206	14.43
46.00	13.00		0.3206	14.75
47.00	13.00		0.3206	15.07
48.00	13.00		0.3206	15.39
49.00	13.00		0.3206	15.71
50.00	13.00		0.3206	16.03

(*)	Hypothetical implied value based on hypothetical closing price on the NYSE of BB&T common stock. The price information in bold reflects the average closing stock price of BB&T common stock on the NYSE for the twenty trading days ending on August 17, 2015, the date of the signing of the merger agreement.

The examples above are illustrative only. The value of the stock consideration that a National Penn shareholder actually receives will be based on the actual closing price on the NYSE of BB&T common stock upon completion of the merger, which may be outside the range of the amounts set forth above, and as a result, the actual value of the stock consideration per share of National Penn common stock may not be shown in the above table.

In Order To Make a Valid Election, National Penn Shareholders Must Properly Complete and Deliver the Form of Election that Will Be Sent at a Later Date (Page 73)

National Penn shareholders and stock unit award holders will receive at a later date a form of election, including transmittal materials, with instructions for making cash and stock elections. National Penn shareholders and stock unit award holders must properly complete and deliver to the exchange agent a form of election along with, for shareholders only, their stock certificates (or a properly completed notice of guaranteed delivery). The form of election will also include delivery instructions with respect to any shares they may hold in book-entry form. National Penn shareholders should NOT send their stock certificates with their proxy card.

Forms of election and stock certificates (or a properly completed notice of guaranteed delivery) must be received by the exchange agent by the election deadline. Unless otherwise agreed to in advance by BB&T and National Penn, the election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that BB&T and National Penn agree is as near as practicable to two business days prior to the expected closing date of the merger. BB&T and National Penn will cooperate to issue a press release announcing the date of the election deadline at least five business days prior to, and no more than fifteen business days before, the election deadline. If you own shares of National Penn common stock in “street name” or through a bank, broker or other nominee, you should follow the instructions of the bank, broker or other nominee for making an election with respect to your shares. That deadline may be earlier than the election deadline specified above. If your properly completed form of election, together with your physical stock certificates or a guarantee of delivery if you are a shareholder, is not received by the exchange agent by the election deadline, you will be treated as if you had not made an election and your shares or stock units will be converted into the right to receive the cash consideration or the stock consideration according to the proration procedures set forth in the merger agreement.

Once National Penn shareholders have tendered their National Penn stock certificates to the exchange agent, they may not transfer their shares of National Penn common stock represented by those stock certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the election deadline. If the merger is not completed and the merger agreement is terminated, stock certificates will be returned by the exchange agent.

Treatment of National Penn Equity Awards (Page 75)

Treatment of Stock Options. At the effective time, each National Penn stock option will fully vest and be converted into a stock option exercisable for that number of whole shares of BB&T common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of National Penn common stock subject to the National Penn stock option immediately prior to the effective time multiplied by (ii) the exchange ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of National Penn common stock of the National Penn stock option immediately prior to the effective time by (B) the exchange ratio. Each National Penn stock option assumed and converted will continue to be subject to the same terms and conditions (other than vesting conditions) as applicable immediately prior to the effective time.

Treatment of Restricted Stock Awards. At the effective time, each National Penn restricted stock award will fully vest and be converted into the right to receive, without interest, the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement.

Treatment of Restricted Stock Unit Awards. At the effective time, each National Penn restricted stock unit award will fully vest and be converted into the right to receive, without interest, a payment equal to the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement.

Treatment of Deferred Stock Unit Awards. At the effective time: (i) each National Penn settled deferred stock unit award will fully vest and be converted into the right to receive, without interest, a payment equal to the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement; and (ii) each National Penn deferred stock unit award that is outstanding immediately prior to the effective time and that will not settle in connection with the merger will fully vest and be converted, at the election of the holder thereof, into either (A) a BB&T converted deferred stock unit award with respect to a number of shares of BB&T common stock equal to the product of (1) the number of shares of National Penn common stock subject to the National Penn deferred stock unit award immediately prior to the effective time multiplied by (2) the exchange ratio, with the BB&T converted deferred stock unit award to settle in accordance with the applicable deferral election, or (B) a BB&T converted deferred cash account with an initial account balance equal to the product of (1) the number of shares of National Penn common stock subject to the National Penn deferred stock unit award immediately prior to the effective time multiplied by (2) the cash consideration, with the BB&T converted deferred cash account to be paid in accordance with the applicable deferral election.

National Penn’s Reasons for the Merger; Recommendation of the National Penn Board of Directors (Page 48)

The National Penn board unanimously recommends that National Penn shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the approval, by advisory (non-binding) vote, of certain compensation arrangements for National Penn’s named executive officers in connection with the merger, and “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. See the section entitled “The Merger—National Penn’s Reasons for the Merger; Recommendation of the National Penn Board of Directors” beginning on page 48 of this proxy statement/prospectus.

Opinion of National Penn’s Financial Advisor (Page 51)

In connection with the merger, National Penn’s financial advisor, Sandler O’Neill + Partners, L.P., which we refer to as “Sandler O’Neill,” delivered a written opinion, dated August 17, 2015, to the National Penn board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by the holders of National Penn common stock in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill in preparing the opinion, is attached as Annex B to this proxy statement/prospectus.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to National Penn’s board of directors in connection with its consideration of the merger and is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of National Penn common stock. Sandler O’Neill’s opinion does not constitute a recommendation to any holder of National Penn common stock as to how such holder of National Penn common stock should vote at any meeting of shareholders called to consider and vote upon the merger. It does not address the underlying business decision of National Penn to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for National Penn or the effect of any other transaction in which National Penn might engage.

Information About the Special Meeting (Page 39)

Time, Place and Purpose of the Special Meeting (Page 39)

The special meeting to consider and vote upon the approval of the merger agreement, which we refer to as the “special meeting,” will be held on December 16, 2015, at the Renaissance Allentown Hotel, Ballroom, 12 North Seventh Street, Allentown PA 18101 local time, at 8:00 a.m.

At the special meeting, National Penn shareholders will be asked to consider and vote upon (i) a proposal to approve the merger agreement, (ii) a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for National Penn’s named executive officers in connection with the merger and (iii) a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Record Date and Quorum (Page 39)

You are entitled to receive notice of, and to vote at, the special meeting if you are an owner of record of shares of National Penn common stock, including shares in respect of restricted stock awards, as of the close of business on October 20, 2015, the record date. On the record date, there were 140,302,593 shares of National Penn common stock outstanding and entitled to vote. You will have one vote on all matters properly coming before the special meeting for each share of National Penn common stock that you owned on the record date.

The presence, in person or represented by proxy, of shareholders with power to cast a majority of all votes entitled to be cast at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions and broker non-votes, if any, are considered for purposes of establishing a quorum.

Vote Required (Page 39)

The approval of the merger agreement requires the affirmative vote of National Penn shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast. Votes to abstain will not be counted as votes cast in favor of the approval of the merger agreement, but will count for the purpose of determining whether a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting or you vote to abstain, this will have the same effect as a vote “against” the approval of the merger agreement.

The proposal to approve certain compensation arrangements for National Penn’s named executive officers in connection with the merger requires the affirmative vote of a majority of the votes cast by all National Penn shareholders entitled to vote thereon; however, such vote is advisory (non-binding) only. If your shares of National Penn common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, your vote will not be considered “cast” with respect to the merger-related named executive officer compensation proposal but this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation. If you fail to submit a proxy or vote in person at the special meeting, or if you do not instruct your bank, brokerage firm or other nominee to vote your shares of National Penn common stock in favor of the proposal, your shares of National Penn common stock will not be voted, but this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation, except to the extent it results in there being insufficient shares present at the meeting to establish a quorum. The vote on the merger-related named executive officer compensation proposal is separate from the vote to approve the merger agreement. You may vote “against” the merger-related named executive officer compensation proposal and “for” approval of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement requires the affirmative vote of a majority of the votes cast by all National Penn shareholders entitled to vote thereon, whether or not a quorum is present. If your shares of National Penn common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, your vote will not be considered “cast” with respect to the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. If you fail to submit a proxy or vote in person at the special meeting or if your shares of National Penn common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of National Penn common stock, your shares of National Penn common stock will not be voted, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

As of the record date, the directors and executive officers of National Penn and their affiliates beneficially owned and were entitled to vote approximately 3,295,358 shares of National Penn common stock representing approximately 2.35% of the shares of National Penn common stock outstanding on that date.

Proxies and Revocations (Page 41)

Any shareholder of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the special meeting. If your shares of National Penn common stock are held in “street name” through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of National Penn common stock using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or vote in person at the special meeting, or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of National Penn common stock will not be voted on the approval of the merger agreement, which will have the same effect as a vote “against” the approval of the merger agreement, and your shares of National Penn common stock will not have an effect on the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation (other than to the extent resulting in failure to establish a quorum) or on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, and your last vote is the vote that will be counted. If you are a National Penn shareholder of record, you can write to National Penn’s Corporate Secretary, 645 Hamilton Street, Suite 1100, Allentown, Pennsylvania 18101, stating that you wish to revoke your proxy and requesting another proxy card. If you hold your shares through a broker, bank or other nominee, you can revoke your proxy by contacting the broker, bank or other nominee and asking for a new proxy card. If you submitted your proxy by Internet or by telephone, you can vote again by voting over the Internet or by telephone. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. Your attendance alone at the shareholder meeting will not of itself constitute a revocation of your proxy.

Interests of National Penn’s Directors and Executive Officers in the Merger (Page 91)

Directors and executive officers of National Penn have interests in the merger that are different from, or in addition to, interests of National Penn shareholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the merger agreement, certain payments and benefits payable under employment, change in control, and retention or consulting agreements entered into with executive officers, and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger. These interests also include BB&T’s agreement to invite members of the National Penn board of directors to serve as members of a BB&T regional advisory board at or promptly following the effective time. The National Penn board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve and adopt the merger agreement and the transactions contemplated thereby, and (ii) resolve to recommend the approval of the merger agreement to National Penn shareholders. See the section entitled “Interests of National Penn’s Directors and Executive Officers in the Merger” beginning on page 91 of this proxy statement/prospectus for a more detailed description of these interests.

Regulatory Approvals (Page 63)

Completion of the merger and the bank merger are subject to the receipt of all approvals required to complete the transactions contemplated by the merger agreement, including from the Federal Reserve Board, the FDIC, the Pennsylvania Department of Banking and the North Carolina Office of the Commissioner of Banks.

Notifications and/or applications requesting approval may also be submitted to various other federal and state regulatory authorities and self-regulatory organizations. BB&T and National Penn have agreed to use their reasonable best efforts to obtain all required regulatory approvals. BB&T, National Penn and/or their respective subsidiaries have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals.

Although we currently believe that we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to BB&T after the completion of the merger or will contain a materially burdensome regulatory condition. The regulatory approvals to which completion of the merger is subject are described in more detail in the section entitled “The Merger—Regulatory Approvals” beginning on page 63 of this proxy statement/prospectus.

Conditions to Completion of the Merger (Page 85)

In addition to the approval of the merger proposal by the requisite vote of National Penn shareholders and the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, each as described above, each party’s obligation to complete the merger is also subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other conditions, including the effectiveness of the registration statement containing this proxy statement/prospectus, approval of the listing on the NYSE of the BB&T common stock to be issued in the merger, the absence of any applicable law or order prohibiting the merger, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its respective obligations under the merger agreement in all material respects, delivery of officer certificates by the other party certifying satisfaction of the two preceding conditions and each of BB&T’s and National Penn’s receipt of a tax opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither National Penn nor BB&T can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 85 of this proxy statement/prospectus.

No Solicitation (Page 82)

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to certain exceptions summarized below, National Penn has agreed not to initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to an alternative acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that National Penn may participate in discussions or negotiations regarding an alternative acquisition proposal or furnish nonpublic information regarding National Penn in response to an unsolicited bona fide written acquisition proposal, and under specific circumstances, including the National Penn board’s determination (in accordance with the merger agreement and after consultation with National Penn’s outside legal counsel and financial advisor) that the failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law. For a more complete summary of National Penn’s non-solicitation obligations, see the section entitled “The Merger Agreement—No Solicitation” beginning on page 82 of this proxy statement/prospectus.

Withdrawal of Recommendation (Page 81)

The merger agreement requires National Penn’s board of directors to use its reasonable best efforts to solicit from National Penn shareholders proxies in favor of approval of the merger agreement, including by communicating to National Penn shareholders the recommendation of the National Penn board that shareholders approve the merger agreement. However, National Penn’s board of directors may withdraw its recommendation for shareholders’ approval of the merger if (i) National Penn’s board determines in good faith, after consultation with its outside legal counsel and financial advisor, that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement to National Penn shareholders; (ii) the National Penn board provides five business days’ prior written notice to BB&T of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action; and (iii) at the end of such period, the National Penn board takes into account any amendment or modification to the merger agreement proposed by BB&T and again determines in good faith, after consultation with its outside legal counsel and financial advisor, that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement. For more information, see the section entitled “The Merger Agreement—National Penn Shareholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 81 of this proxy statement/prospectus.

Termination; Termination Fee (Page 86)

Termination

BB&T and National Penn may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, the merger agreement may be terminated as follows:

•	by either party, if a regulatory agency whose approval is required for the merger or bank merger does not approve the merger or bank merger, and such denial has become final and nonappealable, or a governmental authority issues a final and nonappealable order or injunction prohibiting or making illegal the consummation of the merger or the bank merger;

•	by either party, if the merger is not completed by August 17, 2016;

•	by either party, in the event of a material breach by the other party of its representations, warranties or obligations contained in the merger agreement, which breach cannot be or has not been cured by the earlier of August 17, 2016 and the date that is 45 days after written notice has been delivered to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any applicable closing condition; or

•	by BB&T if, (i) prior to the time that National Penn shareholders approve the merger agreement, National Penn or the National Penn board submits the merger agreement without a recommendation for approval or otherwise withdraws or materially and adversely modifies its recommendation to National Penn shareholders to approve the merger agreement, or recommends to its shareholders an acquisition proposal other than the merger, or National Penn has materially breached its covenants to use reasonable best efforts to obtain approval of the merger agreement by National Penn shareholders or not to solicit alternative acquisition proposals or (ii) the National Penn board recommends that National Penn shareholders tender their shares in, or fails to recommend that National Penn shareholders reject within a ten business day period, certain tender or exchange offers for outstanding National Penn common stock.

Termination Fee

National Penn will be required to pay BB&T a termination fee of $64.5 million, which we refer to as the “termination fee,” if:

•	the merger agreement is terminated by BB&T because, (i) prior to the time that National Penn shareholders approve the merger agreement, (a) National Penn or the National Penn board submits the merger agreement without a recommendation for approval or otherwise withdraws or materially and adversely modifies its recommendation to National Penn shareholders to approve the merger agreement, or recommends to its shareholders an acquisition proposal other than the merger, or (b) National Penn has materially breached its covenants to use reasonable best efforts to obtain approval of the merger agreement by National Penn shareholders or not to solicit alternative acquisition proposals or (ii) the National Penn board recommends that National Penn shareholders tender their shares in, or fails to recommend that National Penn shareholders reject within a ten business day period, certain tender or exchange offers for outstanding National Penn common stock; or

•	the merger agreement is terminated by either BB&T or National Penn in certain circumstances following the receipt of an alternative acquisition proposal and National Penn consummates, or enters into a definitive agreement providing for, an alternative transaction within 15 months after the date of the termination of the merger agreement.

For more information, please see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” beginning on pages 86 and 87, respectively, of this proxy statement/prospectus.

Appraisal Rights (Page 65)

Under Pennsylvania law, National Penn shareholders do not have appraisal rights in connection with the merger.

Accounting Treatment (Page 64)

BB&T prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which we refer to as “GAAP.” The merger will be accounted for using the acquisition method of accounting. BB&T will be treated as the acquirer for accounting purposes.

Material United States Federal Income Tax Consequences (Page 98)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of BB&T and National Penn to complete the merger that each of BB&T and National Penn receives a legal opinion to that effect. Accordingly, a National Penn common shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the BB&T common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of National Penn common stock surrendered) and (2) the amount of cash received pursuant to the merger. Further, a National Penn common shareholder generally will recognize gain or loss with respect to cash received instead of fractional shares of BB&T common stock that the National Penn common shareholder would otherwise be entitled to receive. For further information, please refer to “Material United States Federal Income Tax Consequences” beginning on page 98.

The United States federal income tax consequences described above may not apply to all holders of National Penn common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparison of Shareholders’ Rights (Page 102)

The rights of National Penn shareholders are governed by its articles of incorporation, as amended and restated, which we refer to as the “National Penn charter,” its bylaws, as amended, which we refer to as the “National Penn bylaws” and by Pennsylvania corporate law. Your rights as a shareholder of BB&T will be governed by BB&T’s articles of incorporation, as amended and restated, which we refer to as the “BB&T charter,” its bylaws, as amended and restated, which we refer to as the “BB&T bylaws” and by North Carolina corporate law. Your rights under the BB&T charter, BB&T bylaws and North Carolina corporate law will differ in some respects from your rights under the National Penn charter, National Penn bylaws and Pennsylvania corporate law. For more detailed information regarding a comparison of your rights as a shareholder of National Penn and BB&T, see the section entitled “Comparison of Shareholders’ Rights” beginning on page 102 of this proxy statement/prospectus.

Litigation Related to the Merger (Page 65)

In connection with the proposed merger with BB&T, National Penn has received three letters from attorneys representing three different purported shareholders, demanding that the National Penn board remedy alleged breaches of fiduciary duties in connection with the merger. The letters assert that the proposed transaction undervalues National Penn, and that National Penn’s directors breached their fiduciary duties by allegedly refusing to adequately shop the company and maximize shareholder value. The letters request that National Penn’s board, among other things, (i) undertake an internal investigation into the board’s alleged violations of Pennsylvania and/or federal law, and (ii) commence an action on behalf of National Penn against the board for damages.

The three purported National Penn shareholders who sent the letters identified above have now filed purported shareholder class action and derivative complaints in the Court of Common Pleas of Lehigh County, Pennsylvania captioned Palkon v. Thomas A. Beaver, et al., No. 2015-C-2807, Andriole v. Thomas A. Beaver et al., No. 2015-C-3107, and Zhang v. Thomas A. Beaver et al., No. 2015-C-3123. The lawsuits name as defendants each of the current members of National Penn’s board of directors and BB&T, and name National Penn as a nominal defendant. They further allege that the National Penn directors and officers are conflicted with respect to the proposed transaction, including with respect to the financial projections regarding National Penn and the analysis undertaken by Sandler O’Neill in support of its fairness opinion, that the registration statement filed on September 25, 2015 failed to disclose material information relating to the transaction, and that BB&T aided and abetted the alleged breaches of fiduciary duty. The complaints seek injunctive relief to prevent the consummation of the merger or, in the event the merger is consummated, monetary damages allegedly resulting from the alleged wrongful conduct of the director defendants and BB&T.

A negative outcome in these suits could have a material adverse effect on National Penn and BB&T if they result in preliminary or permanent injunctive relief or rescission of the merger agreement. Such actions may also create additional uncertainty relating to the merger, and responding to such demands and defending such actions may be costly and distracting to management. Neither National Penn nor BB&T is currently able to predict the outcome of the suits with any certainty. Additional suits arising out of or relating to the proposed transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, National Penn and BB&T will not necessarily announce such additional filings.

On September 23, 2015, the National Penn board established a special litigation committee of independent directors to review and investigate the allegations in the demand letters and derivative complaint relating to the proposed merger, and to make recommendations to the board regarding what actions the company should take concerning the demand letters and the complaint. The committee has retained the law firm of Harkins Cunningham LLP as its legal counsel.

Risk Factors (Page 31)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

24

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BB&T

The following table summarizes selected historical consolidated financial data of BB&T for the periods and as of the dates indicated. This information has been derived from BB&T’s consolidated financial statements filed with the SEC. Historical financial data as of and for the six months ended June 30, 2015 and June 30, 2014 are unaudited and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of BB&T. You should not assume the results of operations for past periods and for the six months ended June 30, 2015 and June 30, 2014 indicate results for any future period.

You should read this information in conjunction with BB&T’s consolidated financial statements and related notes thereto included in BB&T’s Annual Report on Form 10-K as of and for the year ended December 31, 2014, and in BB&T’s Quarterly Report on Form 10-Q as of June 30, 2015 and for the six months ended June 30, 2015, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 113 of this proxy statement/prospectus.

BB&T — Historical Financial Information

(Dollars in millions, except per share data)

	As of and for the Six Months Ended June 30, (unaudited)		As of/ For the Year Ended December 31,
	2015	2014	2014 (1)	2013 (1)	2012 (1)	2011 (1)	2010 (1)
Summary of Operations:
Interest income	$2,982	$3,083	$6,142	$6,507	$6,917	$6,885	$7,115
Interest expense	358	393	768	891	1,060	1,378	1,795

Net interest income	2,624	2,690	5,374	5,616	5,857	5,507	5,320
Provision for credit losses	196	134	251	592	1,057	1,190	2,638

Net interest income after provision for credit losses	2,428	2,556	5,123	5,024	4,800	4,317	2,682
Noninterest income	2,016	1,885	3,784	3,937	3,820	3,113	3,957
Noninterest expense	3,075	2,919	5,921	5,837	5,828	5,802	5,670

Income before income taxes	1,369	1,522	2,986	3,124	2,792	1,628	969
Provision for income taxes	321	472	760	1,395	764	296	115

Net income	1,048	1,050	2,226	1,729	2,028	1,332	854

Noncontrolling interest	32	56	75	50	49	43	38
Dividends and accretion on preferred stock	74	74	148	117	63	—	—

Net income available to common shareholders	$942	$920	$2,003	$1,562	$1,916	$1,289	$816

Per Common Share:
Earnings:
Basic	$1.30	$1.29	$2.79	$2.22	$2.74	$1.85	$1.18
Diluted	1.29	1.27	2.75	2.19	2.70	1.83	1.16
Cash dividends declared	0.51	0.47	0.95	0.92	0.80	0.65	0.60

Period-End Balances:
Total assets	$191,017	$188,043	$186,814	$183,010	$184,499	$175,011	$157,081
Loans and leases	124,770	121,215	121,307	117,139	118,364	111,205	107,264
Deposits	132,783	131,586	129,040	127,475	133,075	124,939	107,213
Long-term debt	23,271	21,927	23,312	21,493	19,114	21,803	21,730
Shareholders’ equity	25,132	23,931	24,426	22,809	21,223	17,480	16,498

(1)	Effective January 1, 2015, BB&T adopted new guidance related to investments in qualified affordable housing projects. The historical financial information presented as of and for each of the five years in the period ended December 31, 2014 has not been revised as the impact was not material.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NATIONAL PENN

The following table summarizes selected historical consolidated financial data of National Penn for the periods and as of the dates indicated. This information has been derived from National Penn’s consolidated financial statements filed with the SEC. Historical financial data as of and for the six months ended June 30, 2015 and June 30, 2014 are unaudited and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of National Penn. You should not assume the results of operations for past periods and for the six months ended June 30, 2015 and June 30, 2014 indicate results for any future period.

You should read this information in conjunction with National Penn’s consolidated financial statements and related notes thereto included in National Penn’s Annual Report on Form 10-K as of and for the year ended December 31, 2014, and in National Penn’s Quarterly Report on Form 10-Q as of June 30, 2015 and for the six months ended June 30, 2015, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 113 of this proxy statement/prospectus.

National Penn — Historical Financial Information

(Dollars in thousands, except share and per share data)

	As of and for the Six Months Ended June 30, (unaudited)		As of and for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Summary of Operations:
Total interest income	$152,511	$140,661	$288,019	$288,279	$316,828	$346,834	$387,249
Total interest expense	16,994	15,421	30,905	36,217	62,822	86,931	116,017

Net interest income	135,517	125,240	257,114	252,062	254,006	259,903	271,232
Provision for loan losses	2,000	1,251	5,751	5,250	8,000	15,000	95,000
Non-interest income	47,617	45,874	92,175	98,067	95,968	93,843	98,222
Non-interest expense	108,542	104,451	211,323	281,911	210,310	226,030	241,676

Income before income taxes	72,592	65,412	132,215	62,968	131,664	112,716	32,778
Income tax expense	18,627	16,503	33,509	9,581	32,754	25,172	11,441

Net income	53,965	48,909	98,706	53,387	98,910	87,544	21,337
Preferred dividends and accretion of preferred discount	—	—	—	—	—	1,691	8,021
Accelerated accretion from redemption of preferred stock	—	—	—	—	—	1,452	—

Net income available to common shareholders	$53,965	$48,909	$98,706	$53,387	$98,910	$84,401	$13,316

Per Share Data:
Basic earnings available to common shareholders	$0.38	$0.35	$0.70	$0.37	$0.66	$0.56	$0.10
Diluted earnings available to common shareholders	0.38	0.35	0.70	0.37	0.66	0.56	0.10
Dividends paid in cash(a)	0.22	0.20	0.41	0.30	0.41	0.09	0.04
Period End Data:
Gross loans	$6,168,481	$5,406,031	$6,146,457	$5,338,219	$5,240,882	$5,188,101	$5,326,723
Total assets	9,604,314	8,618,373	9,750,865	8,591,848	8,529,522	8,486,281	8,844,620
Deposits	6,733,484	6,108,483	6,729,745	6,072,578	5,935,565	5,874,819	6,059,173
Borrowings	1,631,537	1,316,253	1,720,404	1,282,289	1,344,324	1,370,399	1,590,996
Total shareholders’ equity	1,137,678	1,101,408	1,188,639	1,131,866	1,161,292	1,180,687	1,137,437

(a)	In lieu of a first quarter 2013 cash dividend, National Penn declared and paid an additional dividend of $0.10 per share in the fourth quarter of 2012.

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. This information was derived from the Annual Reports on Form 10-K for the fiscal year ended December 31, 2014 and the Quarterly Reports on Form 10-Q for the six months ended June 30, 2015, for each of BB&T and National Penn, respectively, and other documents that have been filed with the SEC, which should be read in conjunction with this information. See “Where You Can Find More Information” on page 113.

The pro forma combined information gives effect to the merger accounted for as a purchase. The pro forma calculations reflect that each outstanding share of National Penn common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive either (i) $13.00 in cash or (ii) 0.3206 shares of BB&T common stock, based on the election of the holder and subject to proration adjustment, with the total number of shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn settled deferred stock unit awards) that will be converted into the cash consideration fixed at 30% of the total number of shares of National Penn common stock outstanding immediately prior to the completion of the merger (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn settled deferred stock unit awards).

We assume that the merger occurred as of the beginning of the fiscal year or period presented (or in the case of book value, as of the date specified). The information is presented for illustrative purposes only. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	BB&T	National Penn	BB&T Pro Forma Combined	National Penn Pro Forma Equivalent Conversion Ratio (4)
Per Common Share Data:
Basic Earnings
Six months ended June 30, 2015	$1.30	$0.38	$1.32	$0.42
Year ended December 31, 2014 (1)	2.79	0.70	2.80	0.90
Diluted Earnings
Six months ended June 30, 2015	$1.29	$0.38	$1.30	$0.42
Year ended December 31, 2014 (1)	2.75	0.70	2.77	0.89
Cash Dividends Paid (2)
Six months ended June 30, 2015	$0.51	$0.22	$0.51	$0.16
Year ended December 31, 2014	0.95	0.41	0.95	0.30
Book Value (3)
As of June 30, 2015	$30.64	N/A	$31.04	$9.95
As of December 31, 2014 (1)	30.16	N/A	30.58	9.80

(1)	These amounts have not been revised to reflect the January 1, 2015 adoption of new accounting guidance for affordable housing investments, as the impact was not material.
(2)	BB&T pro forma combined dividends were based on BB&T’s historical amounts.
(3)	BB&T pro forma combined book value was computed using BB&T’s book value for the dates shown, adjusted for the estimated impact to common shareholders’ equity, which was determined using the August 17, 2015 closing share price of BB&T common stock and the estimated number of shares to be issued in connection with the purchase.
(4)	National Penn pro forma equivalent conversion ratio was computed by multiplying the BB&T pro forma combined amounts by the exchange ratio of 0.3206.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

National Penn common stock trades on the NASDAQ under the symbol “NPBC” and BB&T common stock trades on the NYSE under the symbol “BBT.” The following table sets forth the high and low reported trading prices per share of National Penn common stock and BB&T common stock, and the cash dividends declared per share for the periods indicated.

BB&T

Quarter Data	High	Low	Dividend Declared
First Quarter 2013	$31.81	$29.54	$0.23
Second Quarter 2013	34.37	29.18	0.23
Third Quarter 2013	36.59	33.30	0.23
Fourth Quarter 2013	37.42	32.65	0.23

First Quarter 2014	$41.04	$36.28	$0.23
Second Quarter 2014	40.95	36.38	0.24
Third Quarter 2014	40.21	35.86	0.24
Fourth Quarter 2014	39.69	34.50	0.24

First Quarter 2015	$40.17	$34.95	$0.24
Second Quarter 2015	41.70	37.33	0.27
Third Quarter 2015	41.90	34.73	0.27
Fourth Quarter 2015 (through October 20, 2015)	37.25	34.24	0.27

National Penn

Quarter Data	High	Low	Dividend Declared
First Quarter 2013(a)	$10.84	$9.38	$—
Second Quarter 2013	10.70	9.35	0.10
Third Quarter 2013	11.40	9.87	0.10
Fourth Quarter 2013	11.63	9.68	0.10

First Quarter 2014	$11.45	$9.94	$0.10
Second Quarter 2014	10.96	9.50	0.10
Third Quarter 2014	10.93	9.71	0.10
Fourth Quarter 2014	10.68	9.17	0.11

First Quarter 2015	$10.95	$9.66	$0.11
Second Quarter 2015	11.66	10.24	0.11
Third Quarter 2015	12.80	10.60	0.11
Fourth Quarter 2015 (through October 20, 2015)	12.18	11.42	0.11

(a)	In lieu of a first quarter 2013 cash dividend, National Penn declared and paid an additional dividend of $0.10 per share in the fourth quarter of 2012.

As of the record date for the special meeting, there were approximately 6,591 registered holders of National Penn common stock.

The following table presents the closing prices of National Penn common stock and BB&T common stock on August 17, 2015, the last trading day before the public announcement of the merger agreement, and October 20, 2015, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the cash consideration and the estimated equivalent per share stock consideration with respect to each share of National Penn common stock on the relevant date.

Date	National Penn Closing Price	BB&T Closing Price	Cash Consideration	Exchange Ratio	Estimated Equivalent Per Share Value (for Stock Consideration)
August 17, 2015	$10.92	$40.19	$13.00	0.3206	$12.88
October 20, 2015	$12.08	$36.75	$13.00	0.3206	$11.78

The above table shows only historical comparisons. These comparisons may not provide meaningful information to National Penn shareholders in determining whether to approve the merger agreement. National Penn shareholders are urged to obtain current market quotations for shares of BB&T common stock and National Penn common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement. The market prices of BB&T common stock and National Penn common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market prices of National Penn common stock or BB&T common stock before or after the effective date of the merger. Changes in the market price of BB&T common stock prior to the completion of the merger will affect the market value of the merger consideration that National Penn shareholders who receive stock consideration will receive upon completion of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving National Penn’s and BB&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in National Penn’s and BB&T’s reports filed with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by National Penn shareholders; delay in closing the merger; difficulties and delays in integrating the National Penn business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Consequently, all of the forward-looking statements made by BB&T or National Penn contained or incorporated by reference in this proxy statement/prospectus are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the heading titled “Risk Factors” beginning on page 31 of this proxy statement/prospectus and those set forth under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in BB&T’s and National Penn’s annual and quarterly reports and other filings with the SEC that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 113 of this proxy statement/prospectus.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. BB&T and National Penn undertake no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and the financial condition and results of operations of BB&T and/or National Penn could be materially adversely affected.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” on page 30, you should consider the following risk factors carefully in deciding whether to vote to approve the merger agreement. Additional risks and uncertainties not presently known to BB&T or National Penn that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and BB&T as the surviving corporation in the merger.

In addition, National Penn’s and BB&T’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of BB&T, in its Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports on Form 10-Q, and in the case of National Penn, in its Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports on Form 10-Q, each of which are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 113 of this proxy statement/prospectus.

RISK FACTORS RELATING TO THE MERGER

Because the market price of BB&T common stock may fluctuate, you cannot be certain of the precise value of the stock consideration you may receive in the merger.

At the time the merger is completed, each issued and outstanding share of National Penn common stock, except for shares of National Penn common stock owned by National Penn as treasury stock or owned by National Penn or BB&T (in each case other than shares of National Penn common stock held in any National Penn benefit plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive either (i) $13.00 in cash or (ii) 0.3206 shares of BB&T common stock, based on the holder’s election and subject to proration.

There will be a time lapse between each of the date of this proxy statement/prospectus, the date on which National Penn shareholders vote to approve the merger agreement at the special meeting, the election deadline by which National Penn shareholders may elect to receive the cash consideration or the stock consideration and the date on which National Penn shareholders entitled to receive shares of BB&T common stock under the merger agreement actually receive such shares. The market value of BB&T common stock may fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, changes in BB&T’s businesses, operations and prospects and regulatory considerations. Many of these factors are outside of the control of National Penn and BB&T. Consequently, at the time National Penn shareholders must decide whether to approve the merger agreement and, if applicable, to elect to receive stock consideration, they will not know the actual market value of the shares of BB&T common stock they may receive when the merger is completed. The value of the cash consideration is fixed at $13.00, but the actual value of the shares of BB&T common stock received by the National Penn shareholders who receive stock consideration will depend on the market value of shares of BB&T common stock on that date. This value will not be known at the time of the special meeting and may be more or less than the current price of BB&T common stock or the price of BB&T common stock at the time of the special meeting or at the time an election is made, and the implied value of the stock consideration may be more or less than the value of the cash consideration at the completion of the merger.

The market price for BB&T common stock may be affected by factors different from those that historically have affected National Penn.

Upon completion of the merger, holders of National Penn common stock who receive stock consideration in the merger will become holders of BB&T common stock. BB&T’s businesses differ from those of National Penn, and accordingly the results of operations of BB&T will be affected by some factors that are different from those currently affecting the results of operations of National Penn. For a discussion of the businesses of BB&T and National Penn and of some important factors to consider in connection with those businesses, see the section entitled “The Parties to the Merger” beginning on page 43 of this proxy statement/prospectus and the documents incorporated by reference referred to under the section entitled “Where You Can Find More Information” beginning on page 113, including, in particular, in the section entitled “Risk Factors” in BB&T’s Annual Report on Form 10-K for the year ended December 31, 2014.

National Penn’s shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Currently, National Penn’s shareholders have the right to vote in the election of the board of directors of National Penn and the power to approve or reject any matters requiring shareholder approval under Pennsylvania law and National Penn’s charter and bylaws. Upon the completion of the merger, each National Penn shareholder who receives shares of BB&T common stock will become a shareholder of BB&T with a percentage ownership of BB&T that is smaller than the shareholder’s current percentage ownership of National Penn. After the merger, holders of National Penn shares (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn deferred stock unit awards that will settle in connection with the merger) in the aggregate are expected to become owners of approximately 4% of the outstanding shares of BB&T common stock (without giving effect to any shares of BB&T common stock held by National Penn shareholders prior to the merger). Even if all former National Penn shareholders voted together on all matters presented to BB&T’s shareholders, from time to time, the former National Penn shareholders would exercise significantly less influence over BB&T after the merger relative to their influence over National Penn prior to the merger, and thus would have a less significant impact on the approval or rejection of future BB&T proposals submitted to a shareholder vote.

BB&T may be unable to successfully integrate National Penn’s operations and may not realize the anticipated benefits of acquiring National Penn.

BB&T and National Penn have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on BB&T’s ability to successfully integrate National Penn’s operations in a manner that results in various benefits, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies and that does not materially disrupt existing customer relationships nor result in decreased revenues due to loss of customers. The process of integrating operations could result in a loss of key personnel or cause an interruption of, or loss of momentum in, the activities of one or more of the surviving bank’s businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of BB&T or National Penn to maintain relationships with customers and employees. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of National Penn’s operations could have an adverse effect on the business, financial condition, operating results and prospects of the surviving corporation after the merger.

The success of the surviving corporation following the merger will depend in part on the ability of BB&T to integrate the two businesses. If BB&T experiences difficulties in the integration process, including those listed above, BB&T may fail to realize the anticipated benefits of the merger in a timely manner or at all. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the surviving corporation’s business, financial condition, operating results and prospects.

Among the factors considered by the boards of directors of BB&T and National Penn in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. We cannot give any assurance that these benefits will be realized within the time periods contemplated or at all.

The merger agreement limits National Penn’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to National Penn that might result in greater value to National Penn’s shareholders than the merger, or may result in a potential competing acquirer proposing to pay a lower per share price to acquire National Penn than it might otherwise have proposed to pay. These provisions include a general prohibition on National Penn from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the National Penn board, entering into discussions with any third party regarding, an acquisition proposal or offers for competing transactions. National Penn also has an unqualified obligation to submit the proposal to approve the merger to a vote by its shareholders, even if National Penn receives an alternative acquisition proposal that its board of directors believes is superior to the merger. In addition, National Penn may be required to pay BB&T a termination fee of $64.5 million in certain circumstances involving acquisition proposals for competing transactions. See the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” beginning on pages 86 and 87, respectively.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: the approval of the merger proposal by National Penn shareholders, the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), BB&T’s and National Penn’s performance of their respective obligations under the merger agreement in all material respects and each of BB&T’s and National Penn’s receipt of a tax opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

In addition, if the merger is not completed by August 17, 2016, either BB&T or National Penn may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after shareholder approval. In addition, BB&T and National Penn may elect to terminate the merger agreement in certain other circumstances. If the merger agreement is terminated under certain circumstances, National Penn may be required to pay a termination fee of $64.5 million to BB&T. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 87 for a fuller description of these circumstances.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of National Penn.

If the merger is not completed for any reason, including as a result of National Penn shareholders declining to approve the merger agreement, the ongoing business of National Penn may be adversely affected and, without realizing any of the benefits of having completed the merger, National Penn would be subject to a number of risks, including the following:

•	National Penn may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	National Penn may experience negative reactions from its customers, vendors and employees;

•	National Penn will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed;

•

the merger agreement places certain restrictions on the conduct of National Penn’s businesses prior to completion of the merger. Such restrictions, the waiver of which is subject to the consent of BB&T (not to be unreasonably withheld), may prevent National Penn from making certain acquisitions or taking certain other specified actions during the pendency of the merger (see the section entitled “The Merger Agreement—Conduct of Businesses of National Penn and BB&T Prior to Completion of the Merger” beginning on page 78 of this proxy statement/prospectus for a description of the restrictive covenants applicable to National Penn); and

•	matters relating to the merger (including integration planning) will require substantial commitments of time and resources by National Penn management, which would otherwise have been devoted to other opportunities that may have been beneficial to National Penn as an independent company.

In addition to the above risks, if the merger agreement is terminated and National Penn’s board of directors seeks another merger or business combination, National Penn shareholders cannot be certain that National Penn will be able to find a party willing to offer equivalent or more attractive consideration than the consideration BB&T has agreed to provide in the merger. If the merger agreement is terminated under certain circumstances, National Penn may be required to pay a termination fee of $64.5 million to BB&T. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 87.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the merger agreement, including the merger and the bank merger, may be completed, various approvals must be obtained from the bank regulatory and other governmental authorities. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain one or more approvals or delay their receipt. These governmental entities may impose conditions, limitations or costs, require branch divestitures or place restrictions on the conduct of BB&T after the closing as a condition to the granting of such approvals or require changes to the terms of the merger or the bank merger. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on BB&T following the merger, any of which might have an adverse effect on the surviving corporation following the merger. The regulatory approvals may not be received at any time, may not be received in a timely fashion, and may contain conditions on the completion of the merger that adversely affect the surviving corporation’s business following the closing, or which are not anticipated or cannot be met.

National Penn will be subject to business uncertainties while the merger is pending, which could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on National Penn, and, consequently, the surviving corporation. These uncertainties may impair National Penn’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others that deal with National Penn to seek to change their existing business relationships with National Penn. Employee retention at National Penn may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their roles with the surviving corporation following the merger. In addition, the merger agreement restricts National Penn from making certain acquisitions and taking other specified actions without the consent of BB&T, and generally requires National Penn to continue its operations in the ordinary course, until the merger closes. These restrictions may prevent National Penn from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Conduct of Businesses of National Penn and BB&T Prior to Completion of the Merger” beginning on page 78 for a description of the restrictive covenants to which National Penn is subject.

Directors and executive officers of National Penn may have interests in the merger that are different from, or in addition to, the interests of National Penn shareholders.

Directors and executive officers of National Penn may have interests in the merger that are different from, or in addition to, interests of National Penn shareholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the merger agreement, certain payments and benefits payable under employment, change in control, and retention or consulting agreements entered into with executive officers, and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger. These interests also include BB&T’s agreement to invite members of the National Penn board of directors to serve as members of a BB&T regional advisory board at or promptly following the effective time. The National Penn board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve and adopt the merger agreement and the transactions contemplated thereby, and (ii) resolve to recommend the approval of the merger agreement to National Penn shareholders. See the section entitled “Interests of National Penn’s Directors and Executive Officers in the Merger” beginning on page 91 of this proxy statement/prospectus for a more detailed description of these interests.

Shares of BB&T common stock to be received by National Penn shareholders as a result of the merger will have rights different from the shares of National Penn common stock.

Upon completion of the merger, the rights of former National Penn shareholders who receive stock consideration will be governed by the articles of incorporation and bylaws of BB&T and by North Carolina corporate law. The rights associated with BB&T common stock and the terms of North Carolina corporate law are different from the rights associated with National Penn common stock and the terms of Pennsylvania corporate law, which currently govern the rights of National Penn shareholders. Please see the section entitled “Comparison of Shareholders’ Rights” beginning on page 102 for a discussion of the different rights associated with BB&T common stock.

The merger may not be accretive, and may be dilutive, to BB&T’s earnings per share, which may negatively affect the market price of BB&T common stock received by you as a result of the merger.

Because shares of BB&T common stock will be issued in the merger, it is possible that, although BB&T currently expects the merger to be accretive to earnings per share in the first full year excluding one-time charges, the merger may be dilutive to BB&T earnings per share, which could negatively affect the market price of shares of BB&T common stock.

In connection with the completion of the merger, based on the number of issued and outstanding shares of National Penn common stock as of October 20, 2015, BB&T would issue approximately 32,690,684 shares of BB&T common stock. The issuance of these new shares of BB&T common stock could have the effect of depressing the market price of shares of BB&T common stock through dilution of earnings per share or otherwise.

In addition, future events and conditions could increase the dilution that is currently projected, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the merger. Any dilution of, or delay of any accretion to, BB&T earnings per share could cause the price of shares of BB&T common stock to decline or grow at a reduced rate.

BB&T will incur significant transaction and merger-related costs in connection with the merger.

BB&T expects to continue to incur a number of non-recurring costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial.

BB&T will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. BB&T continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. Although BB&T expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow BB&T to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. See the risk factor entitled “BB&T may be unable to successfully integrate National Penn’s operations and may not realize the anticipated benefits of acquiring National Penn” above.

Other significant non-recurring transaction costs related to the merger include, but are not limited to, fees paid to legal, financial and accounting advisors, severance and benefit costs and filing fees.

Each of BB&T and National Penn has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger.

BB&T and National Penn have agreed in the merger agreement to use their respective reasonable best efforts, subject to certain limitations, to make certain governmental filings and obtain the various regulatory approvals. See the risk factor entitled “Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated and cannot be met” above.

The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial conditions and operating results of the surviving corporation following the closing of the merger.

Litigation relating to the merger could require us to incur significant costs and suffer management distraction, as well as delay and/or enjoin the merger.

National Penn has received three letters from attorneys representing three different purported shareholders, demanding that the National Penn board remedy alleged breaches of fiduciary duties in connection with the merger. The three purported National Penn shareholders who sent the letters identified above have now filed purported shareholder class action and derivative complaints in the Court of Common Pleas of Lehigh County, Pennsylvania captioned Palkon v. Thomas A. Beaver, et al., No. 2015-C-2807, Andriole v. Thomas A. Beaver et al., No. 2015-C-3107, and Zhang v. Thomas A. Beaver et al., No. 2015-C-3123. The lawsuits name as defendants each of the current members of National Penn’s board of directors and BB&T, and name National Penn as a nominal defendant. They further allege that the National Penn directors and officers are conflicted with respect to the proposed transaction, including with respect to the financial projections regarding National Penn and the analysis undertaken by Sandler O’Neill in support of its fairness opinion, that the registration statement filed on September 25, 2015 failed to disclose material information relating to the transaction, and that BB&T aided and abetted the alleged breaches of fiduciary duty. The complaints seek injunctive relief to prevent the consummation of the merger or, in the event the merger is consummated, monetary damages allegedly resulting from the alleged wrongful conduct of the director defendants and BB&T.

A negative outcome in these suits could have a material adverse effect on National Penn and BB&T if they result in preliminary or permanent injunctive relief or rescission of the merger agreement. Such actions may also create additional uncertainty relating to the merger, and responding to such demands and defending such actions may be costly and distracting to management. Neither National Penn nor BB&T is currently able to predict the outcome of the suits with any certainty. Additional suits arising out of or relating to the proposed transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, National Penn and BB&T will not necessarily announce such additional filings.

On September 23, 2015, the National Penn board established a special litigation committee of independent directors to review and investigate the allegations in the demand letters and derivative complaint relating to the proposed merger, and to make recommendations to the board regarding what actions the company should take concerning the demand letters and the complaint. The Committee has retained the law firm of Harkins Cunningham LLP as its legal counsel.

National Penn and BB&T could be subject to additional demands or litigation related to the merger, whether or not the merger is consummated. Such actions may create additional uncertainty relating to the merger, and responding to such demands and defending such actions may be costly and distracting to management. Although there can be no assurance as to the ultimate outcomes of the demands or any subsequent litigation, neither National Penn nor BB&T believes that the resolution of such demands or any subsequent litigation will have a material adverse effect on its respective financial position, results of operations or cash flows.

The opinion received by the National Penn board of directors from Sandler O’Neill has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the date of the opinion.

The opinion delivered to the National Penn board of directors by Sandler O’Neill, financial advisor to National Penn, as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of National Penn common stock in the proposed merger speaks only as of August 17, 2015, the date of such opinion. Changes in the operations and prospects of BB&T or National Penn, general market and economic conditions and other factors which may be beyond the control of BB&T and National Penn may have altered the value of BB&T or National Penn or the sale prices of shares of BB&T common stock as of the date of this proxy statement/prospectus, or may alter such values and sale prices by the time the merger is completed. Sandler O’Neill does not have any obligation to update, revise or reaffirm its opinion to reflect subsequent developments and has not done so. National Penn does not currently anticipate asking Sandler O’Neill to update its opinion to address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The National Penn board of directors’ recommendation that National Penn shareholders vote “FOR” approval of the merger agreement, however, is made as of the date of this proxy statement/prospectus. See “The Merger—Opinion of National Penn’s Financial Advisor” and Annex B to this proxy statement/prospectus.

National Penn shareholders may receive a form of consideration different from what they elect.

While each National Penn shareholder or stock unit award holder may elect to receive cash or BB&T common stock in exchange for each share of National Penn common stock that it owns or stock unit award that it holds, the total number of shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn settled deferred stock unit awards) that will be converted into the cash consideration is fixed at 30% of the total number of shares of National Penn common stock outstanding immediately prior to the completion of the merger (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn settled deferred stock unit awards), and the remaining 70% of shares of National Penn common stock will be converted into the stock consideration. As a result, if either a cash or stock election proves to be more popular among National Penn shareholders and stock unit award holders, and you choose the election that is more popular, you might receive a portion of your consideration in the form you did not elect.

If you are a National Penn shareholder and you tender shares of National Penn common stock to make an election, you will not be able to sell those shares, unless you revoke your election prior to the election deadline.

If you are a registered National Penn shareholder and want to make a valid cash or stock election, you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery), and a properly completed and signed form of election to the exchange agent prior to the election deadline. You will not be able to sell any shares of National Penn common stock that you have delivered as part of your election unless you revoke your election before the election deadline by providing written notice to the exchange agent. Unless otherwise agreed to in advance by BB&T and National Penn, the election deadline will be 5:00 p.m. local time

(in the city in which the principal office of the exchange agent is located), on the date that BB&T and National Penn agree is as near as practicable to two business days prior to the expected closing date of the merger. BB&T and National Penn will cooperate to issue a press release announcing the date of the election deadline at least five business days prior to, and no more than fifteen (15) business days before, the election deadline. If you do not revoke your election, you will not be able to liquidate your investment in National Penn common stock for any reason until you receive the merger consideration. In the time between the election deadline and the closing of the merger, the trading price of National Penn or BB&T common stock may decrease, and you might otherwise want to sell your shares of National Penn common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

INFORMATION ABOUT THE SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

This proxy statement/prospectus is being furnished to National Penn shareholders as part of the solicitation of proxies by the National Penn board for use at the special meeting to be held on December 16, 2015, at the Renaissance Allentown Hotel, Ballroom, 12 North Seventh Street, Allentown PA 18101 local time, at 8:00 a.m., or at any postponement or adjournment thereof.

At the special meeting, National Penn shareholders will be asked to consider and vote upon (i) a proposal to approve the merger agreement, (ii) a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for National Penn’s named executive officers in connection with the merger and (iii) a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

National Penn shareholders must approve the merger agreement in order for the merger to occur. If National Penn shareholders fail to approve the merger agreement, the merger will not occur. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus, and you are encouraged to read the merger agreement carefully and in its entirety.

Record Date and Quorum

National Penn has set the close of business on October 20, 2015 as the record date for the special meeting, and only holders of record of National Penn common stock on the record date are entitled to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of National Penn common stock, including shares in respect of National Penn restricted stock awards, as of the close of business on the record date. On the record date, there were 140,302,593 shares of National Penn common stock outstanding and entitled to vote and, accordingly, 70,151,297 shares of National Penn common stock must vote to approve the merger agreement for the merger to occur. You will have one vote on all matters properly coming before the special meeting for each share of National Penn common stock that you owned on the record date.

The presence, in person or represented by proxy, of shareholders with power to cast a majority of all votes entitled to be cast at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions and broker non-votes, if any, are counted as present for purposes of establishing a quorum.

Vote Required

The approval of the merger agreement requires the affirmative vote of National Penn shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast. For the approval of the merger agreement, you may vote “FOR”, “AGAINST” or “ABSTAIN”. Votes to abstain will not be counted as votes cast in favor of the approval of the merger agreement, but will count for the purpose of determining whether a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting or if you vote to abstain, it will have the same effect as a vote “against” the approval of the merger agreement.

If your shares of National Penn common stock are registered directly in your name with the transfer agent of National Penn, Computershare Inc., you are considered, with respect to those shares of National Penn common stock, the shareholder of record. If you are a shareholder of record, this proxy statement/prospectus and the enclosed proxy card have been sent directly to you by National Penn.

If your shares of National Penn common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of National Penn common stock held in “street name”. In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of National Penn common stock, the shareholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting.

If you participate in National Penn’s Dividend Reinvestment and Stock Purchase Plan and/or Employee Stock Purchase Plan, your proxy will represent the number of shares registered in your name and the number of shares credited to your Dividend Reinvestment Plan and/or Employee Stock Purchase Plan accounts.

If you invest in National Penn common stock through the National Penn 401(k) Plan or through the 3rd Fed Bank Employee Stock Ownership Plan, you will receive a vote instruction card for each plan that reflects all shares you may direct the trustees to vote on your behalf under the respective plans. Under the terms of the National Penn 401(k) Plan, a participant may direct the trustee how to vote the shares credited to his or her account. Under the terms of the 3rd Fed Bank Employee Stock Ownership Plan, all allocated shares of National Penn common stock held by the plan are voted by the trustee, as directed by plan participants. You will be separately provided information about how to instruct the trustees of these plans to vote your shares held by such plans.

Under the rules of the NASDAQ, banks, brokerage firms or other nominees who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received voting instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters such as the approval of the merger agreement, the proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for National Penn’s named executive officers in connection with the merger, and adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. As a result, absent specific voting instructions from the beneficial owner of such shares of National Penn common stock, banks, brokerage firms and other nominees are not empowered to vote those shares of National Penn common stock on any of the proposals at the special meeting. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares.

The proposal to approve certain compensation arrangements for National Penn’s named executive officers in connection with the merger requires the affirmative vote of a majority of the votes cast by all National Penn shareholders entitled to vote thereon; however, such vote is advisory (non-binding) only. If your shares of National Penn common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, your vote will not be considered “cast” with respect to the merger-related named executive officer compensation proposal, but this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation. If you fail to submit a proxy or vote in person at the special meeting, or if you do not instruct your bank, brokerage firm or other nominee to vote your shares of National Penn common stock in favor of the proposal, your shares of National Penn common stock will not be voted, and this will not have an effect on the advisory (non-binding) vote to approve the merger-related named executive officer compensation except to the extent it results in there being insufficient shares present at the meeting to establish a quorum. The vote on the merger-related named executive officer compensation proposal is separate from the vote to approve the merger agreement. You may vote “against” the merger-related named executive officer compensation proposal and “for” approval of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

The approval of adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement requires the affirmative vote of a majority of the votes cast by all National Penn shareholders entitled to vote thereon, whether or not a quorum is present. If your shares of National Penn common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, your vote will not be considered “cast” with respect to the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. If you fail to submit a proxy or vote in person at the special meeting or if your shares of National Penn common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of National Penn common stock, your shares of National Penn common stock will not be voted, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

As of the record date, the directors and executive officers of National Penn and their affiliates beneficially owned and were entitled to vote approximately 3,295,358 shares of National Penn common stock representing approximately 2.35% of the shares of National Penn common stock outstanding on that date.

There are no voting agreements with respect to the voting of shares of National Penn common stock on matters presented as the special meeting, including the proposal to approve the merger agreement.

Proxies and Revocations

If you are a shareholder of record, you may have your shares of National Penn common stock voted on matters presented at the special meeting in the following ways:

•	by telephone (toll-free) or Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or Internet. Proxies delivered via the Internet or by telephone must be submitted by 1:00 a.m., Eastern Time, on the day of the special meeting;

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	in person—you may attend the special meeting and cast your vote there.

If you are a beneficial owner, you will receive instructions from your bank, brokerage firm or other nominee that you must follow in order to have your shares of National Penn common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee at the special meeting.

Please refer to the instructions on your proxy or voting instruction card to determine the deadlines for voting over the Internet or by telephone. If you submit a proxy by mailing a proxy card, your proxy card should be mailed in the accompanying prepaid reply envelope, and your proxy card must be filed with the Secretary of National Penn by the time the special meeting begins. Please do not send in your stock certificates with your proxy card. You will be provided at a later date a form of election and instructions regarding the surrender of your stock certificates. You should then, prior to the election deadline, send your National Penn stock certificates to the exchange agent, together with your completed and signed form of election.

If you vote by proxy, the individuals named on the enclosed proxy card (each of them, with full power of substitution) will vote your shares of National Penn common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of National Penn common stock should be voted “for” or “against” or to “abstain” from voting on all, some or none of the specific items of business to come before the special meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares of National Penn common stock should be voted on a matter, the shares of National Penn common stock represented by your properly signed proxy will be voted “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the advisory (non-binding) vote on certain compensation arrangements and “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, and your last vote is the vote that will be counted. If you are a National Penn shareholder of record, you can write to National Penn’s Corporate Secretary, 645 Hamilton Street, Suite 1100, Allentown, Pennsylvania 18101, stating that you wish to revoke your proxy and requesting another proxy card. If you hold your shares through a broker, bank or other nominee, you can revoke your proxy by contacting the broker, bank or other nominee and asking for a new proxy card. If you submitted your proxy by Internet or by telephone, you can vote again by voting over the Internet or by telephone. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. Your attendance alone at the shareholder meeting will not of itself constitute a revocation of your proxy.

If you have any questions or need assistance voting your shares, please contact D.F. King, National Penn’s proxy solicitor, at (877) 732-3620.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF NATIONAL PENN COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE, OR FOLLOW THE INSTRUCTIONS ON THE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. SHAREHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES BY REQUESTING A REVOCATION OF THEIR SUBMITTED PROXY AND VOTING IN PERSON.

Anticipated Date of Completion of the Merger

Subject to the satisfaction or waiver of the closing conditions described under the section entitled, “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 85 of this proxy statement/prospectus, including the approval of the merger agreement by National Penn shareholders at the special meeting, BB&T and National Penn expect that the merger will be completed in mid-2016. However, it is possible that factors outside the control of both companies could result in the merger being completed at a different time or not at all.

Solicitation of Proxies; Payment of Solicitation Expenses

National Penn has engaged D.F. King to act as its proxy solicitor and to assist in the solicitation of proxies for the special meeting. National Penn has agreed to pay D.F. King approximately $15,000 plus reasonable out-of-pocket expenses for such services and also will indemnify D.F. King against certain claims, costs, damages, liabilities, judgments and expenses. National Penn may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of National Penn common stock.

National Penn’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies. National Penn will also request that brokerage houses and other custodians, nominees and fiduciaries send these proxy materials to beneficial owners of National Penn common stock. National Penn will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in assisting with the solicitation of proxies.

Questions and Additional Information

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of National Penn common stock or need additional copies of this proxy statement/ prospectus or the enclosed proxy card, please contact D.F. King, National Penn’s proxy solicitor, by calling toll-free at (877) 732-3620.

THE PARTIES TO THE MERGER

National Penn Bancshares, Inc.

645 Hamilton Street, Suite 1100

Allentown, Pennsylvania 18101

(800) 822-3321

National Penn, a Pennsylvania corporation, is a registered bank holding company headquartered in Allentown, Pennsylvania, which was incorporated in January 1982. National Penn provides a diversified range of financial services, principally through its national bank subsidiary, National Penn Bank. National Penn also conducts business through various other direct or indirect subsidiaries, which are engaged in activities related to the business of banking. National Penn’s financial services affiliates consist of its National Penn Investors Trust Company division, Institutional Advisors, LLC and National Penn Insurance Services Group, Inc. National Penn is subject to regulation by the Board of Governors of the Federal Reserve System, which we refer to as the “Federal Reserve Board,” under the Bank Holding Company Act of 1956, as amended, which we refer to as the “BHC Act,” as well as by the Office of the Comptroller of the Currency, which we refer to as the “OCC.”

As of June 30, 2015, National Penn operated 124 retail branch offices throughout Pennsylvania, New Jersey and Maryland. As of June 30, 2015, National Penn had total assets of $9.6 billion, total loans of $6.1 billion, total deposits of $6.7 billion and total shareholders’ equity of $1.1 billion.

National Penn common stock is currently listed on the NASDAQ under the symbol “NPBC.”

BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

(336) 733-2000

BB&T is a financial holding company organized under the laws of North Carolina and headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its bank subsidiary, Branch Bank, which has offices in 15 states and Washington, D.C. In addition, BB&T also operates several nonbank subsidiaries that offer various financial services products. Substantially all of the loans made by BB&T’s subsidiaries are to businesses and individuals in these market areas. As of June 30, 2015, BB&T had consolidated total assets of $191.0 billion, consolidated loans and leases of $120.8 billion, consolidated deposits of $132.8 billion and consolidated shareholders’ equity of $25.1 billion.

Branch Bank, BB&T’s largest subsidiary, was chartered in 1872 and is the oldest bank headquartered in North Carolina. Branch Bank provides a wide range of banking and trust services for retail and commercial clients in its geographic markets, including small and mid-size businesses, public agencies, local governments and individuals. Branch Bank also markets a wide range of deposit services to individuals, businesses and public entities. Branch Bank offers, either directly or through its subsidiaries, lease financing to businesses and municipal governments; factoring; discount brokerage services, annuities and mutual funds; life insurance, property and casualty insurance, health insurance and commercial general liability insurance on an agency basis and through a wholesale insurance brokerage operation; insurance premium financing; permanent financing arrangements for commercial real estate; loan servicing for third-party investors; direct consumer finance loans to individuals; trust and comprehensive wealth advisory services and association services. BB&T’s direct nonbank subsidiaries provide a variety of financial services including mortgage lending, credit card lending, automobile lending, equipment financing, full-service securities brokerage, asset management and capital markets services.

BB&T common stock is currently listed on the NYSE under the symbol “BBT.”

THE MERGER

This section describes the merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about National Penn or BB&T. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings National Penn and BB&T make with the SEC that are incorporated by reference into this document, as described in the section entitled “Where You Can Find More Information” beginning on page 113 of this proxy statement/prospectus.

Transaction Structure

Pursuant to the merger agreement, National Penn will merge with and into BB&T with BB&T surviving the merger as the surviving corporation. Immediately thereafter, National Penn Bank, National Penn’s banking subsidiary, will merge with and into BB&T’s banking subsidiary, Branch Bank, with Branch Bank continuing as the surviving entity.

Per Share Merger Consideration

Upon completion of the merger, each outstanding share of National Penn common stock outstanding immediately prior to the effective time of the merger, except for shares of National Penn common stock owned by National Penn as treasury stock or owned by National Penn or BB&T (in each case other than shares of National Penn common stock held in any National Penn benefit plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive either (i) $13.00 in cash, which we refer to as the “cash consideration,” or (ii) 0.3206 shares of BB&T common stock, which we refer to as the “stock consideration,” based on the holder’s election and subject to proration. National Penn shareholders may elect to receive all cash, all stock or cash for some of their shares and stock for the remainder of the shares they own, subject to the election and proration procedures set forth in the merger agreement. The cash consideration and the common stock consideration is referred to collectively as the “merger consideration.” BB&T common stock is traded on the NYSE under the trading symbol “BBT.”

If, after the date of the merger agreement and prior to the effective time, the outstanding shares of BB&T common stock or National Penn common stock change in number or type as a result of a reclassification, reorganization, recapitalization, stock split, reverse stock split, stock dividend or other similar change in capitalization, or if there is any extraordinary dividend or distribution, then the merger consideration will be adjusted to provide the holders of National Penn common stock the same economic effect as contemplated by the merger agreement.

For a discussion of the treatment of awards outstanding under National Penn’s equity incentive plans as of the effective time, see “The Merger Agreement—Treatment of National Penn Equity Awards” beginning on page 75 of this proxy statement/prospectus.

Background of the Merger

The National Penn board of directors has regularly reviewed and discussed National Penn’s business strategy, performance and prospects in the context of developments in the banking industry, the regulatory environment and the competitive landscape. Among other things, these discussions have included possible strategic alternatives available to National Penn, such as potential acquisitions or business combinations involving other financial institutions. In connection with the evaluation of these strategic alternatives, Scott Fainor, President and Chief Executive Officer of National Penn, has had, from time to time, informal discussions with representatives of other financial institutions, and has regularly updated the board regarding such discussions.

Beginning in late 2014 and early 2015, Kelly King, Chairman and Chief Executive Officer of BB&T and Mr. Fainor engaged in occasional informal discussions regarding the banking industry, BB&T’s then pending acquisition of Susquehanna Bancshares and the Pennsylvania banking market. In early March, 2015, at Mr. King’s invitation, Mr. Fainor met with Mr. King and other members of the BB&T executive management team and held preliminary and general discussions regarding BB&T’s and National Penn’s respective business models, strategies and management backgrounds as well as the potential operational and cultural fit between the two companies, although no specific terms of a potential strategic business combination were discussed and no confidential information was exchanged.

At the regularly scheduled April 2015 meetings of the National Penn board of directors and the board executive committee, as part of National Penn’s ordinary course strategic review, the National Penn directors engaged in detailed discussions with management regarding various general strategic alternatives available to National Penn in light of the company’s current circumstances. The board discussed National Penn’s position of strength resulting from its track record of high performance as well as the consequences to National Penn (which at that time had approximately $9.75 billion in total assets) of crossing the $10 billion asset threshold under the Dodd-Frank Act, including additional regulatory costs and lost revenue and the need for increased scale and a larger revenue base to successfully cross the threshold. The board also discussed the current banking and regulatory environment and its impact on National Penn, including the continued low interest rate and slow growth environment and the resulting pressure on net interest margin. The general strategic alternatives discussed included remaining independent and acquiring one or more smaller institutions, a strategic business combination with a similarly sized institution and a strategic business combination with a larger institution such as BB&T. Following this discussion, the board authorized Mr. Fainor to continue to engage in informal discussions with other financial institutions, including to continue his exploratory discussions with Mr. King.

On May 6, 2015, Mr. King and Mr. Fainor met and continued their discussions regarding the strategic rationale for a potential business combination transaction and also engaged in preliminary discussions regarding the potential high-level terms of such a transaction. Mr. King indicated that BB&T was interested in exploring a transaction in which BB&T would acquire National Penn for consideration valued at between $12.75 and $13.00 per share, depending on the results of BB&T’s due diligence.

Following the meeting, Mr. Fainor provided an update on his discussions with Mr. King to the Chairman and a Vice Chairman of the National Penn board.

On May 18, 2015, Mr. Fainor met with Ricky Brown, President of Community Banking at BB&T, to learn more about BB&T’s community banking business model, structure, culture and strategic philosophy. The following day, Mr. Fainor and Michael Hughes, Chief Financial Officer of National Penn, met with Mr. King and Mr. Brown to continue their exploratory discussions regarding the potential high-level terms of a business combination transaction. The parties were joined by representatives of Sandler O’Neill, financial advisor to National Penn, and representatives of Deutsche Bank, financial advisor to BB&T. The National Penn representatives negotiated for an improvement in the consideration range previously indicated and the BB&T representatives agreed to narrow the range to $12.85 to $13.00 per share (from $12.75 to $13.00) and stated that their willingness to offer the top end of the range would be based on the results of a comprehensive due diligence review of National Penn. BB&T also proposed a consideration mix of 70% stock and 30% cash with a fixed exchange ratio for the stock portion based on the 20 day trailing average closing price of BB&T common stock prior to the signing of a definitive agreement. Mr. King and Mr. Fainor also discussed the possibility of the five National Penn named executive officers continuing with BB&T following the merger. The BB&T and National Penn representatives also discussed the timing for a potential transaction and BB&T indicated that it would prefer to close its pending acquisitions of The Bank of Kentucky and Susquehanna Bancshares before entering into a definitive agreement to acquire National Penn.

On or around May 20, 2015, BB&T provided National Penn with a non-binding written summary of the general terms discussed at the May 18, 2015 meeting on which BB&T would potentially be willing to acquire National Penn.

The National Penn board of directors held a special telephonic meeting on May 21, 2015 and Mr. Fainor updated the directors regarding the discussions with BB&T, including the terms of the non-binding indication of interest proposed by BB&T. The National Penn board of directors authorized management to continue its exploratory discussions with BB&T regarding a potential transaction and to execute a confidentiality agreement so that both parties could commence a mutual due diligence investigation.

On June 3, 2015, BB&T announced that it had received regulatory approval for its pending acquisition of The Bank of Kentucky and that the transaction was expected to close on June 19, 2015 (which is when the transaction subsequently closed).

On June 5, 2015, National Penn and BB&T entered into a mutual confidentiality agreement in respect of a potential transaction. Over the next several weeks, the parties began conducting their due diligence investigations.

On June 18, 2015, the National Penn executive committee held a meeting which was also attended by National Penn management, representatives of Sandler O’Neill and representatives of National Penn’s legal counsel, Wachtell, Lipton, Rosen & Katz, which we refer to as “Wachtell Lipton.” At the meeting, Mr. Fainor provided the directors with a status update regarding the potential transaction with BB&T, including the commencement of due diligence, and again reviewed the terms of the oral non-binding indication of interest proposed by BB&T. Mr. Fainor also provided the board with information regarding BB&T as well as the strategic rationale for the potential transaction. Representatives of Sandler O’Neill discussed with the directors the financial and strategic aspects of a transaction with BB&T, the financial terms of BB&T’s proposal and an overview of BB&T’s business, performance, competitive positioning and valuation metrics. The representatives of Sandler O’Neill also discussed the banking industry more generally and certain of National Penn’s potential strategic alternatives, including a limited number of other potential strategic partners, both similarly sized to National Penn and larger institutions. There was discussion regarding the level of interest that these other potential strategic partners might have in proceeding with a transaction, the financial ability of such partners to acquire National Penn, and the potential challenges to closing a transaction with such partners, including the synergies and regulatory considerations associated with such potential transactions. As part of this discussion, it was noted that none of the potential strategic partners identified by Sandler O’Neill appeared to represent an attractive alternative to the BB&T transaction based on these criteria. Representatives of Wachtell Lipton discussed the board’s fiduciary duties in connection with its evaluation of the BB&T proposal and other strategic alternatives and also discussed the regulatory implications of a potential transaction with BB&T. Management, Sandler O’Neill and Wachtell Lipton discussed with the board the potential benefits and risks related to a transaction with BB&T and Mr. Fainor also reviewed his recent discussions with the executives of other financial institutions which had previously been communicated to the committee. The executive committee and management also discussed the strategic alternative of remaining independent and acquiring one or more smaller institutions, including the significant risk and uncertainties associated with executing this strategy as compared to the potential BB&T transaction. Following these discussions, the executive committee agreed that management should continue discussions and negotiations with BB&T subject to further discussion at the full board meeting the following week. The executive committee also approved the formal engagement of Sandler O’Neill as financial advisor relating to the potential BB&T transaction.

On June 24, 2015, the National Penn board of directors held a meeting that was also attended by National Penn management and representatives of Sandler O’Neill and Wachtell Lipton. At the meeting, Mr. Fainor and the representatives of Sandler O’Neill and Wachtell Lipton discussed the same matters with the full board that had been discussed with the executive committee at its June 18 meeting, as well as a status update regarding the due diligence process. Following these discussions, the directors engaged in a lengthy discussion of the potential

BB&T opportunity, including the terms of the BB&T proposal, and the board concluded that management should continue to negotiate for consideration valued at $13.00 per share, which represented the top end of the pricing range proposed by BB&T. The directors also continued the discussion from the prior board meeting regarding National Penn’s strategic alternatives, including other financial institutions that may be interested in acquiring National Penn and the board’s view that at this time BB&T was the only financial institution that the board believed had significant interest in National Penn, the strong financial ability to pay a fair and attractive price to National Penn shareholders, and a high degree of certainty of closing a transaction. The board discussed at length BB&T’s standing in the industry and with banking regulators, and its extensive track record of promptly consummating announced mergers, including under challenging industry conditions. The directors also reiterated their view that there were significant risks and uncertainties associated with executing the strategic alternative of remaining independent and acquiring one or more smaller institutions as compared to the BB&T transaction. Following these discussions, the board authorized management to continue discussions and negotiations with BB&T.

On June 25, 2015, members of the National Penn management team met with members of the BB&T executive management team and held general discussions regarding their respective business models, strategies and management backgrounds. Mr. King confirmed to Mr. Fainor BB&T’s continued interest in the transaction on the terms that had previously been discussed.

On July 7, 2015, BB&T publicly announced that it had received regulatory approval to acquire Susquehanna Bancshares and that the transaction was expected to close on August 1, 2015 (which is the date on which the transaction subsequently closed).

On July 16, 2015 and July 22, 2015, the executive committee and board of directors, respectively, held regularly scheduled meetings. At these meetings, Mr. Fainor provided the directors with an update on the discussions with BB&T, including an update on the due diligence process. At the board meeting, the directors discussed the financial metrics associated with the BB&T proposal and that management should continue to negotiate for consideration valued at $13.00 per share (which represented the top-end of the proposed pricing range).

On July 24, 2015, BB&T’s outside legal counsel, O’Melveny & Myers LLP, which we refer to as “O’Melveny”, sent the first draft of the merger agreement to Wachtell Lipton.

On August 4, 2015, Mr. King and Mr. Fainor met to discuss certain outstanding business items relating to the transaction, including matters relating to the merger consideration. Mr. King stated that based on BB&T’s comprehensive due diligence investigation of National Penn, BB&T was willing to agree, subject to approval by BB&T’s board of directors, to merger consideration valued at $13.00 per National Penn share, which represented the top end of the pricing range previously discussed. Mr. King and Mr. Fainor also agreed that National Penn shareholders would have the ability to elect whether to receive stock or cash merger consideration, subject to proration such that 70% of the National Penn shares would receive BB&T common stock and 30% would receive cash. Mr. King and Mr. Fainor also discussed the possibility of the five National Penn named executive officers continuing with BB&T following the merger, and Mr. King and Mr. Fainor discussed potential terms for certain retention and consulting arrangements, as applicable, for these individuals.

Between August 5, 2015, and August 17, 2015, O’Melveny and Wachtell Lipton exchanged several drafts of the merger agreement and related transaction documents to be entered into in connection with the merger agreement, and engaged in numerous telephonic negotiations of the terms in the merger agreement. O’Melveny and Wachtell Lipton also negotiated the disclosure schedules of each of BB&T and National Penn to the merger agreement.

Also during this same time period, the parties worked to complete their respective due diligence reviews, which included on-site meetings and document review at both National Penn’s and BB&T’s principal executive offices. During this time, Mr. Fainor periodically updated the board of directors regarding the status of the transaction.

On August 17, 2015, the National Penn board of directors held a meeting to consider the terms of the proposed transaction with BB&T. Members of National Penn’s management team and representatives from Sandler O’Neill and Wachtell Lipton were also in attendance. At the meeting, Mr. Fainor updated the National Penn board of directors on the status of the proposed merger, and reviewed the strategic rationale and the anticipated benefits of the proposed merger. Representatives of management, Sandler O’Neill and Wachtell Lipton provided input on the results of the due diligence conducted on BB&T and the discussions both National Penn and BB&T had engaged in with their respective regulators. Sandler O’Neill reviewed the financial aspects of the proposed merger, including discussing the various financial methodologies used in its analysis, and rendered an opinion to the National Penn board to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill as set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of National Penn common stock. See “Opinion of National Penn’s Financial Advisor,” beginning on page 51, for more information. Representatives of Wachtell Lipton discussed the terms of the merger agreement and related transaction documents (including the retention and consulting agreements to be entered into between certain key executive officers of National Penn and BB&T) with the board and further advised the board of directors on its fiduciary duties. After considering the proposed terms of the merger agreement and related transaction documents and the various presentations of its financial and legal advisors, and taking into consideration the matters discussed during that meeting and prior meetings of the National Penn board, including the strategic alternatives discussed at those meetings and the factors described under “—National Penn’s Reasons for the Merger; Recommendation of the National Penn Board of Directors,” beginning on page 48, the National Penn board of directors unanimously determined the merger, the merger agreement and the other transactions contemplated by the proposed merger agreement, to be in the best interests of National Penn and its shareholders, and the directors unanimously approved and adopted the proposed merger agreement and the transactions contemplated by it and determined to recommend that National Penn common shareholders approve and adopt the merger agreement.

Subsequently, the merger agreement and related agreements were executed and delivered and the transaction announced on the evening of August 17, 2015 in a press release issued jointly by BB&T and National Penn.

National Penn’s Reasons for the Merger; Recommendation of the National Penn Board of Directors

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the National Penn board of directors evaluated the merger in consultation with National Penn management, as well as National Penn’s financial and legal advisors, and considered a number of factors, including the following material factors:

•	the implied value of the merger consideration based on the 20 trading day average closing price of BB&T common stock as of August 17, 2015 of $13.00 for each share of National Penn common stock represented approximately an 18.7% premium over the closing price of National Penn common stock on August 14, 2015 (the last trading day prior to the board meeting to approve the transaction) and was 2.2 times National Penn’s tangible book value per share as of June 30, 2015;

•	the cash/stock election mechanism of the merger agreement, which offers National Penn shareholders the opportunity to seek their preferred form of consideration, subject to proration, such that 70% of the National Penn shares receive stock consideration and 30% receive cash;

•	the cash component of the merger consideration offers National Penn shareholders the opportunity to realize cash for the value for their shares with immediate certainty of value;

•	the stock component of the merger consideration offers National Penn shareholders the opportunity to participate in the future growth and opportunities of the combined company, and the receipt of stock consideration (other than any cash in lieu of fractional shares) will generally be tax-free to National Penn’s shareholders based on the expected tax treatment of the merger as a “reorganization” for U.S. federal income tax purposes, as further described under “The Merger—Material United States Federal Income Tax Consequences”;

•	the financial presentation of National Penn’s financial advisor, Sandler O’Neill, to the National Penn board on August 17, 2015, and the opinion of Sandler O’Neill delivered to the National Penn board, to the effect that as of such date and based on and subject to certain assumptions, procedures, qualifications and limitations, the merger consideration was fair, from a financial point of view, to holders of National Penn common stock, as further described under “The Merger—Opinions of National Penn’s Financial Advisor”;

•	the strategic benefits of the transaction and the synergies and cost savings expected to be achieved by the combined company upon completion of the merger, and potential for National Penn’s shareholders, as future BB&T shareholders, to benefit to the extent of their interest in the combined company from the synergies of the merger and the anticipated pro forma impact of the merger, and the expectation that the merger will be accretive to BB&T’s earnings per share in the first full year (excluding one-time charges);

•	the complementary nature of the balance sheet structures, business strategies, customers, geographic markets and cultures of the two companies, including both companies’ client oriented community banking model and prudent risk culture, which, along with BB&T’s acquisition experience, the board believes would assist in integration and operating the combined company post-closing to the benefit of National Penn shareholders as future BB&T shareholders;

•	BB&T’s commitment in the merger agreement to create a $5 million economic development fund in Pennsylvania dedicated to providing ongoing economic development support to the Lehigh Valley and Berks County Pennsylvania communities;

•	BB&T’s record of service to its communities as exemplified by its “Outstanding” Community Reinvestment Act rating in its most recent examination;

•	BB&T’s commitment in the merger agreement to use reasonable best efforts to support a continued meaningful employee presence in Lehigh Valley and Berks County, Pennsylvania;

•	the National Penn board’s familiarity with and understanding of National Penn’s business, results of operations, asset quality, financial and market position and expectations concerning National Penn’s future earnings and prospects;

•	information and discussion regarding BB&T’s business, results of operations, financial and market position and future earnings and prospects and its due diligence investigation;

•	the historical performance of each of National Penn’s common stock and BB&T’s common stock and the dividend yield of each;

•	the National Penn board’s understanding of the current and prospective environment in which National Penn and BB&T operate, including national and local economic conditions, the interest rate environment, the competitive and regulatory environments for financial institutions generally and the challenges facing National Penn as an independent institution approaching the $10 billion asset threshold under the Dodd Frank Act, and the likely effect of these factors on National Penn both with and without the merger;

•

the National Penn board’s evaluation, with the assistance of management and National Penn’s financial and legal advisors, of strategic alternatives available to National Penn for enhancing value over the long term and the potential risks, rewards and uncertainties associated with such alternatives, and the

National Penn board’s belief that the proposed merger with BB&T was the best option available to National Penn and its shareholders;

•	the regulatory and other approvals required in connection with the merger, consideration of the relevant factors assessed by the regulators for the approvals and the parties’ evaluations of those factors (including BB&T’s recent record of successfully receiving regulatory approvals for acquisitions in a timely manner), and the expectation that such approvals could be received in a reasonably timely manner and without the imposition of unacceptable conditions;

•	the course of negotiations of the merger agreement, the fiduciary duties of the board in negotiating and entering into the merger agreement, and the terms and conditions of the merger agreement, all of which it reviewed with its outside legal advisor, including, among other things, the merger consideration election mechanic, the expected tax treatment of the merger as a “reorganization” for United States federal income tax purposes, National Penn’s ability to take certain actions in response to an unsolicited bona fide written acquisition proposal under specific circumstances, including the National Penn board’s determination (in accordance with the merger agreement and after consultation with National Penn’s outside legal counsel and financial advisor) that the failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, the conditions to closing, the possibility that National Penn would be required to pay a termination fee under certain circumstances, the fact that National Penn’s shareholders will have an opportunity to vote on the merger and that their approval is a condition to completion of the merger, and the terms of the merger agreement that restrict National Penn’s ability to solicit alternative transactions, and the provisions of the merger agreement generally requiring National Penn to conduct its business in the ordinary course and the other restrictions on the conduct of National Penn’s business prior to completion of the merger;

•	the risk that the merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either party’s control;

•	the potential risk of diverting management attention and resources from the operation of National Penn’s business to the merger, and the possibility of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the merger;

•	the potential risks and costs associated with successfully integrating National Penn’s business, operations and workforce with those of BB&T, including the risk of not realizing all of the anticipated benefits of the merger or not realizing them in the expected timeframe; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

In considering the recommendation of the National Penn board, you should be aware that certain directors and executive officers of National Penn may have interests in the merger that are different from, or in addition to, interests of shareholders of National Penn generally and may create potential conflicts of interest. The National Penn board was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to National Penn’s shareholders that they vote in favor of the merger proposal. See “The Merger—Interests of National Penn Directors and Executive Officers in the Merger”.

This discussion of the information and factors considered by the National Penn board includes the material factors considered by the National Penn board, but it is not intended to be exhaustive and may not include all the factors considered by the National Penn board. In view of the wide variety of factors considered, and the complexity of these matters, the National Penn board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Rather, the National Penn board viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, National Penn’s management and its financial and legal advisors. In addition, individual members of the National Penn board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the National Penn board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

For the reasons set forth above, the National Penn board of directors unanimously recommends that the National Penn shareholders vote “FOR” the merger proposal.

Opinion of National Penn’s Financial Advisor

By letter dated June 18, 2015, National Penn retained Sandler O’Neill to act as financial advisor to National Penn’s board of directors in connection with National Penn’s consideration of a possible business combination. National Penn selected Sandler O’Neill as its financial advisor because Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. National Penn’s Board of Directors also considered the fact that Sandler O’Neill is familiar with National Penn and its business, as Sandler O’Neill has provided investment banking services to National Penn in the past.

Sandler O’Neill acted as financial advisor in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the August 17, 2015 meeting at which National Penn’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, the merger consideration was fair to the holders of National Penn common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of National Penn common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to National Penn’s board of directors in connection with its consideration of the merger and is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of National Penn common stock. Sandler O’Neill’s opinion does not constitute a recommendation to any holder of National Penn common stock as to how such holder of National Penn common stock should vote at any meeting of shareholders called to consider and vote upon the merger. It does not address the underlying business decision of National Penn to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for National Penn or the effect of any other transaction in which National Penn might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by National Penn’s officers, directors, or employees, or class of such persons, relative to the merger consideration to be received by National Penn’s common shareholders. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with rendering its opinion, Sandler O’Neill reviewed, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of National Penn that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of BB&T that Sandler O’Neill deemed relevant;

•	publicly available median analyst earnings estimates for National Penn for the years ending December 31, 2015 and December 31, 2016 and an estimated long-term earnings per share growth rate for the years thereafter as discussed with the senior management of National Penn;

•	publicly available median analyst earnings estimates for BB&T for the years ending December 31, 2015 through December 31, 2017, and a publicly available long-term growth rate for the years thereafter;

•	the pro forma financial impact of the merger on BB&T based on certain assumptions relating to estimated transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were provided by the senior management of BB&T;

•	a comparison of certain financial and other information, including stock trading information, for National Penn and BB&T with similar publicly available information for certain other publicly traded commercial banks;

•	the publicly disclosed financial terms of certain other recent merger and acquisition transactions in the banking sector;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of National Penn the business, financial condition, results of operations and prospects of National Penn and held similar discussions with the senior management of BB&T regarding the business, financial condition, results of operations and prospects of BB&T.

In performing its review, Sandler O’Neill relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by National Penn and BB&T or that was otherwise reviewed by it, and Sandler O’Neill assumed such accuracy and completeness for purposes of preparing its opinion. Sandler O’Neill further relied on the assurances of the respective managements of National Penn and BB&T that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading in any material respect. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of National Penn or BB&T or any of their respective subsidiaries. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of National Penn, BB&T or the combined entity after the merger and did not review any individual credit files relating to National Penn or BB&T. Sandler O’Neill assumed, with National Penn’s consent, that the respective allowances for loan losses for both National Penn and BB&T were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available median analyst earnings estimates for National Penn for the years ending December 31, 2015 and December 31, 2016, and an estimated long-term earnings per share growth rate for the years thereafter as discussed with the senior management of National Penn. Sandler O’Neill also used publicly available median analyst earnings estimates for BB&T for the years ending December 31, 2015 through December 31, 2017, and a publicly available long-term growth rate for the years thereafter. Sandler O’Neill also discussed with the management of BB&T BB&T’s projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies, which BB&T confirmed as its best currently available estimates for these specific items, and, in its analyses, Sandler O’Neill assumed that such estimates would be achieved. Sandler O’Neill expressed no opinion as to such estimates or the assumptions on which they were based. Sandler O’Neill assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of National Penn or BB&T since the date of the most recent financial data made available to it. Sandler O’Neill also assumed in all respects material to its analysis that National Penn and BB&T would remain as going concerns for all periods relevant to its analyses. Sandler O’Neill expressed no opinion as to any of the legal, accounting and tax matters relating to the merger and any other transactions contemplated in connection therewith.

Sandler O’Neill also assumed, with National Penn’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements were not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no material delay, limitation, restriction or condition would be imposed that would have an adverse effect on National Penn, BB&T or the merger, and (iii) the merger and any related transaction would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.

Sandler O’Neill’s analyses and the views expressed therein are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date of the opinion could materially affect Sandler O’Neill’s views. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading values of National Penn common stock after the date of its opinion or what the value of BB&T common stock will be once it is actually received by the holders of National Penn common stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to National Penn’s board of directors, but is a summary of the material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to National Penn or BB&T and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of National Penn and BB&T and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of National Penn, BB&T and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to National Penn’s board of directors at its August 17, 2015, meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of National Penn common stock or the prices at which National Penn or BB&T common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by National Penn’s Board of Directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of National Penn’s Board of Directors or management with respect to the fairness of the merger.

Summary of Proposed Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed transaction. As described in the merger agreement, each share of National Penn common stock outstanding immediately prior to the effective time of the merger, except for shares of National Penn common stock owned by National Penn as treasury stock or owned by National Penn or BB&T (in each case other than shares of National Penn common stock held in any National Penn benefit plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive either: (i) $13.00 in cash or (ii) 0.3206 shares of BB&T common stock, based on the holder’s election and subject to proration. The total number of shares of National Penn common stock (including shares subject to the National Penn equity awards) that will be converted into the cash consideration is fixed at 30% of the total number of shares of National Penn common stock outstanding immediately prior to the completion of the merger (including shares subject to the National Penn equity awards that will settle in connection with the merger), and the remaining 70% of shares of National Penn common stock will be converted into the stock consideration. Using the average closing stock price of BB&T common stock on the NYSE for the twenty trading days ending on the date of the signing of the merger agreement, or $40.55 as of August 17, 2015, for valuing BB&T common stock and BB&T options issuable in the merger, Sandler O’Neill calculated an aggregate implied transaction value of approximately $1.831 billion, or a transaction price per share of approximately $13.00. Based upon financial information for National Penn as of or for the twelve months ended June 30, 2015 (unless otherwise indicated), Sandler O’Neill calculated the following implied transaction metrics:

Transaction Price / Tangible Book Value Per Share:	220%
Transaction Price / Last Twelve Months (“LTM”) Earnings Per Share:	17.8	x
Transaction Price / 2015 Analyst Estimated Earnings Per Share:	16.9	x
Tangible Book Premium / Core Deposits (1):	15.7%
One Day Market Premium (2):	19.0%

(1)	Tangible book premium to core deposits calculated as (transaction price – tangible equity) / (core deposits); core deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.
(2)	Based upon the closing price for National Penn common stock on August 17, 2015.

Stock Trading History. Sandler O’Neill reviewed the historical publicly reported trading prices of National Penn common stock and BB&T common stock for the one-year and five-year periods ended August 17, 2015. Sandler O’Neill then compared the relationship between the movements in the price of National Penn and BB&T common stock, respectively, to movements in their respective peer groups (as described on page 55) as well as certain stock indices.

National Penn’s One-Year Stock Performance

	Beginning Value August 17, 2014	Ending Value August 17, 2015
National Penn	100%	109.3%
National Penn Peers	100%	115.4%
NASDAQ Bank Index	100%	116.5%
S&P 500 Index	100%	107.5%

National Penn’s Five-Year Stock Performance

	Beginning Value August 17, 2010	Ending Value August 17, 2015
National Penn	100%	195.9%
National Penn Peers	100%	159.7%
NASDAQ Bank Index	100%	178.6%
S&P 500 Index	100%	193.8%

BB&T’s One-Year Stock Performance

	Beginning Value August 17, 2014	Ending Value August 17, 2015
BB&T	100%	111.1%
BB&T Peers	100%	111.9%
NASDAQ Bank Index	100%	116.5%
S&P 500 Index	100%	107.5%

BB&T’s Five-Year Stock Performance

	Beginning Value August 17, 2010	Ending Value August 17, 2015
BB&T	100%	168.5%
BB&T Peers	100%	187.5%
NASDAQ Bank Index	100%	176.1%
S&P 500 Index	100%	192.4%

Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for National Penn with a group of financial institutions selected by Sandler O’Neill. The National Penn peer group consisted of major exchange traded banks headquartered in Indiana, Michigan, New York, Ohio, Pennsylvania, Virginia and West Virginia with assets between $7.0 billion and $15.0 billion, excluding announced merger targets. The National Penn peer group consisted of the following companies:

Chemical Financial Corporation	Park National Corporation
Community Bank System, Inc.	Sterling Bancorp
Customers Bancorp, Inc.	Union Bankshares Corporation
First Financial Bancorp.	United Bankshares, Inc.
NBT Bancorp Inc.	WesBanco, Inc.
Old National Bancorp

The analysis compared publicly available financial information for National Penn with corresponding data for the National Penn peer group as of or for the twelve months ended June 30, 2015 (unless otherwise indicated), with pricing data as of August 17, 2015. The table below sets forth the data for National Penn and the median, mean, high and low data for the National Penn peer group. Certain financial data prepared by Sandler O’Neill, as referenced in the tables presented below, may not correspond to the data presented in National Penn’s historical financial statements, as a result of the different periods, assumptions and methods used by Sandler O’Neill to compute the financial data presented.

National Penn Comparable Company Analysis

	National Penn		Peer Group Median		Peer Group Mean		Peer Group High		Peer Group Low
Total assets (in millions)	$9,604		$8,072		$9,022		$12,415		$7,310
Tangible common equity/Tangible assets	8.90%		8.04%		8.00%		9.30%		6.10%
Leverage ratio	9.85%		9.57%		9.76%		12.92%		7.36%
Total risk-based capital ratio (1)	14.25%		12.83%		13.34%		19.25%		11.18%
LTM Return on average assets	1.12%		0.95%		0.94%		1.22%		0.57%
LTM Return on average equity	9.12%		8.11%		8.26%		11.80%		4.18%
LTM Net interest margin	3.34%		3.64%		3.62%		4.01%		2.81%
LTM Efficiency ratio	55.8%		60.7%		58.4%		67.2%		47.1%
Loan loss reserves/Gross loans	1.37%		0.88%		0.88%		1.17%		0.57%
Non-performing assets (2)/Total assets	0.54%		0.98%		0.98%		1.84%		0.23%
Net charge-offs/Average loans	0.38%		0.13%		0.14%		0.30%		-0.03%
Price/Tangible book value	185%		206%		204%		289%		144%
Price/LTM Earnings per share	15.0	x	16.6	x	17.9	x	29.8	x	14.0	x
Price/2015 Earnings per share (3)	14.2	x	15.9	x	15.7	x	19.8	x	13.2	x
Price/2016 Earnings per share (3)	13.7	x	14.0	x	14.3	x	19.0	x	11.0	x
Current Dividend Yield	4.0%		3.2%		2.8%		4.3%		0.0%
Market value (in millions)	$1,531		$1,255		$1,444		$2,768		$639

(1)	Total risk-based capital ratio of Community Bank System, Inc. is as of March 31, 2015.
(2)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.
(3)	Based on median analyst earnings per share estimates as reported by FactSet.

Sandler O’Neill used publicly available information to perform a similar analysis for BB&T and a group of financial institutions as selected by Sandler O’Neill. The BB&T peer group consisted of major exchange traded nationwide banks with assets between $90 billion and $500 billion; excluding targets of announced transactions. The BB&T peer group consisted of the following companies (1):

Capital One Financial Corporation	PNC Financial Services Group, Inc.
Citizens Financial Group, Inc.	Regions Financial Corporation
Fifth Third Bancorp	SunTrust Banks, Inc.
KeyCorp	U.S. Bancorp
M&T Bank Corporation

(1)	Excludes Bank of New York Mellon Corporation, Northern Trust Corporation and State Street Corporation which derive the majority of their business from non-banking business lines.

The analysis compared publicly available financial information for BB&T with corresponding data for the BB&T peer group as of or for the twelve months ended June 30, 2015 (unless otherwise indicated), with pricing data as of August 17, 2015. The table below sets forth the data for BB&T and the median, mean, high and low data for the BB&T peer group. Certain financial data prepared by Sandler O’Neill, as referenced in the tables presented below, may not correspond to the data presented in BB&T’s historical financial statements, as a result of the different periods, assumptions and methods used by Sandler O’Neill to compute the financial data presented.

BB&T Comparable Company Analysis

	BB&T		Peer Group Median		Peer Group Mean		Peer Group High		Peer Group Low
Total assets (in millions)	$191,017		$141,658		$207,204		$419,075		$94,606
Tangible common equity/Tangible assets (1)	8.08%		9.15%		8.98%		9.99%		7.25%
Leverage ratio	10.21%		10.27%		10.18%		11.12%		9.22%
Total risk-based capital ratio	14.17%		14.40%		14.03%		15.30%		12.66%
LTM Return on average assets	1.18%		1.02%		1.07%		1.49%		0.59%
LTM Return on average equity	8.98%		8.69%		8.44%		13.30%		4.04%
LTM Net interest margin	3.33%		2.95%		3.39%		6.66%		2.78%
LTM Efficiency ratio	58.1%		62.3%		61.0%		67.3%		52.9%
Loan loss reserves/Gross loans	1.17%		1.38%		1.49%		2.22%		1.24%
Non-performing assets (2)/Total assets	0.74%		1.07%		1.24%		1.79%		0.60%
Net charge-offs/Average loans	0.32%		0.26%		0.42%		1.63%		0.13%
Price/Tangible book value	199%		145%		163%		272%		109%
Price/LTM Earnings per share	14.7	x	14.5	x	14.5	x	18.4	x	11.5	x
Price/2015 Earnings per share (3)	14.3	x	13.4	x	14.0	x	17.0	x	11.4	x
Price/2016 Earnings per share (3)	12.2	x	12.4	x	12.4	x	14.4	x	10.5	x
Current Dividend Yield	2.7%		2.1%		2.1%		2.5%		1.5%
Market value (in millions)	$31,330		$17,442		$30,281		$80,390		$12,403

(1)	Tangible common equity/Tangible assets of Regions Financial Corporation is as of March 31, 2015.
(2)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.
(3)	Based on median analyst earnings per share estimates as reported by FactSet.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of selected merger and acquisition transactions. The group consisted of eight nationwide bank and thrift transactions announced between January 1, 2011 and August 17, 2015, with deal values between $1 billion and $4 billion (the “Precedent Transactions”).

The Precedent Transactions group was composed of the following transactions:

Buyer	Target
BB&T Corp.	Susquehanna Bancshares Inc.
CIT Group Inc.	IMB HoldCo LLC
Umpqua Holdings Corp.	Sterling Financial Corp.
PacWest Bancorp	CapitalSource Inc.
M&T Bank Corporation	Hudson City Bancorp, Inc.
Mitsubishi UFJ Financial Group Inc	Pacific Capital Bancorp
PNC Financial Services Group	RBC Bank (USA)
Comerica Incorporated	Sterling Bancshares Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to estimated earnings per share, transaction price to tangible book value per share, tangible book premium to core deposits, and 1-day market premium. Sandler O’Neill compared the indicated transaction metrics for the merger to the median, mean, high and low metrics of the Precedent Transactions group.

	National Penn/ BB&T		Median Precedent Transactions		Mean Precedent Transactions		High Precedent Transactions		Low Precedent Transactions
Transaction price/LTM earnings per share (1)	17.8	x	16.6	x	15.2	x	21.5	x	5.4	x
Transaction price/Estimated earnings per share (3):	16.9	x	18.3	x	17.2	x	19.4	x	12.7	x
Transaction price/Tangible book value per share:	220%		168%		156%		230%		84%
Core deposit premium (3):	15.7%		12.7%		12.2%		35.4%		-3.6%
1-Day market premium:	19.0%		24.9%		29.2%		60.3%		12.1%

(1)	Excluded the impact of the multiples for the following three selected transactions which were considered to be not meaningful because the multiples were either negative or greater than 30.0x: M&T Bank Corporation/Hudson City Bancorp, Inc., PNC Financial Services Group/RBC Bank (USA) and Comerica Incorporated/Sterling Bancshares Inc.
(2)	Based on median analyst earnings per share estimates as reported by FactSet. Estimated EPS data was not publicly available for the CIT Group Inc./IMB HoldCo LLC transaction, the Mitsubishi UFJ Financial Group, Inc./Pacific Capital Bancorp transaction, the PNC Financial Services Group/RBC Bank (USA) transaction and the Comerica Incorporated/Sterling Bancshares, Inc. transaction.
(3)	Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits); core deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.

Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of National Penn common stock, assuming National Penn performed in accordance with publicly available median analyst earnings estimates for National Penn for the years ending December 31, 2015 and December 31, 2016 and earnings estimates for National Penn for the years ending December 31, 2017 and December 31, 2018 calculated based on an estimated long-term earnings per share growth rate as discussed with the senior management of National Penn. To approximate the terminal value of National Penn common stock at December 31, 2018, Sandler O’Neill applied price to 2018 earnings multiples ranging from 14.0x to 18.0x and multiples of December 31, 2018 tangible book value ranging from 150% to 250%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of National Penn common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of National Penn common stock of $9.37 to $13.18 when applying multiples of earnings and $8.51 to $15.05 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	14.0x	15.0x	16.0x	17.0x	18.0x
8.0%	$10.57	$11.22	$11.88	$12.53	$13.18
9.0%	$10.25	$10.88	$11.52	$12.15	$12.78
10.0%	$9.94	$10.56	$11.17	$11.78	$12.40
11.0%	$9.65	$10.24	$10.84	$11.43	$12.03
12.0%	$9.37	$9.94	$10.52	$11.10	$11.67

Tangible Book Value Multiples

Discount Rate	150%	175%	200%	225%	250%
8.0%	$9.60	$10.96	$12.32	$13.69	$15.05
9.0%	$9.31	$10.63	$11.95	$13.27	$14.59
10.0%	$9.03	$10.31	$11.59	$12.87	$14.15
11.0%	$8.77	$10.01	$11.24	$12.48	$13.72
12.0%	$8.51	$9.71	$10.91	$12.11	$13.31

Sandler O’Neill also considered and discussed with the National Penn Board of Directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis, assuming National Penn’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for National Penn common stock, applying the price to 2018 earnings multiples range of 14.0x to 18.0x referred to above and a discount rate of 8.87%.

Earnings Per Share Multiples

Annual Estimate Variance	14.0x	15.0x	16.0x	17.0x	18.0x
(15.0%)	$8.96	$9.50	$10.04	$10.58	$11.12
(10.0%)	$9.40	$9.97	$10.55	$11.12	$11.69
(5.0%)	$9.85	$10.45	$11.06	$11.66	$12.26
0.0%	$10.29	$10.93	$11.56	$12.20	$12.84
5.0%	$10.74	$11.41	$12.07	$12.74	$13.41
10.0%	$11.18	$11.88	$12.58	$13.28	$13.98
15.0%	$11.63	$12.36	$13.09	$13.82	$14.55

Sandler O’Neill also performed an analysis that estimated the net present value per share of BB&T common stock, assuming that BB&T performed in accordance with publicly available median analyst earnings per share estimates for BB&T for the years ending December 31, 2015, December 31, 2016 and December 31, 2017 and an earnings estimate for BB&T for the year ending December 31, 2018 calculated based on a published long-term earnings per share growth rate. To approximate the terminal value of BB&T common stock at December 31, 2018, Sandler O’Neill applied price to 2018 earnings multiples ranging from 12.0x to 20.0x and multiples of December 31, 2018 tangible book value ranging from 110% to 230%. The terminal values were then discounted to present values using different discount rates ranging from 6.5% to 10.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of BB&T common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of BB&T common stock of $36.41 to $66.27 when applying earnings multiples and $24.41 to $53.64 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x
6.5%	$41.25	$47.51	$53.76	$60.02	$66.27
7.5%	$39.97	$46.02	$52.07	$58.13	$64.18
8.5%	$38.73	$44.59	$50.46	$56.32	$62.18
9.5%	$37.55	$43.23	$48.90	$54.58	$60.26
10.5%	$36.41	$41.91	$47.41	$52.91	$58.41

Tangible Book Value Multiples

Discount Rate	110%	140%	170%	200%	230%
6.5%	$27.60	$34.11	$40.62	$47.13	$53.64
7.5%	$26.75	$33.05	$39.35	$45.65	$51.95
8.5%	$25.94	$32.04	$38.14	$44.24	$50.34
9.5%	$25.16	$31.07	$36.98	$42.88	$48.79
10.5%	$24.41	$30.14	$35.86	$41.58	$47.30

Sandler O’Neill also considered and discussed with the National Penn Board of Directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming BB&T’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for BB&T common stock, applying the price to 2018 earnings multiples range of 12.0x to 20.0x referred to above and a discount rate of 8.68%.

Earnings Per Share Multiples

Annual Estimate Variance	12.0x	14.0x	16.0x	18.0x	20.0x
(15.0%)	$33.27	$38.23	$43.18	$48.13	$53.09
(10.0%)	$35.02	$40.26	$45.51	$50.75	$56.00
(5.0%)	$36.77	$42.30	$47.84	$53.38	$58.91
0.0%	$38.52	$44.34	$50.17	$56.00	$61.83
5.0%	$40.26	$46.38	$52.50	$58.62	$64.74
10.0%	$42.01	$48.42	$54.83	$61.24	$67.65
15.0%	$43.76	$50.46	$57.16	$63.87	$70.57

In connection with its analyses, Sandler O’Neill considered and discussed with the National Penn Board of Directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, based on the following assumptions: (i) the merger closes in the second calendar quarter of 2016; (ii) 70% of the outstanding shares of National Penn common stock are converted into the stock consideration at the 0.3206 exchange ratio and 30% of the outstanding shares of National Penn common stock are converted into the cash consideration of $13.00 per share; and (iii) all outstanding National Penn stock options will convert into BB&T options in accordance with the merger agreement. Sandler O’Neill also utilized the following: (a) estimated earnings per share for BB&T, based on median analyst consensus estimates and a published long-term earnings per share growth rate; (b) estimated earnings per share for National Penn, based on median analyst consensus estimates and an estimated long-term earnings per share growth rate as discussed with the senior management of National Penn, (c) purchase accounting adjustments consisting of (i) a credit mark on loans, provided by BB&T management, (ii) a mark on held-to-maturity securities, based on the current market value of each CUSIP sourced from Bloomberg, and (iii) an interest rate mark on time deposits, a FHLB advances mark and a senior note mark, each based on National Penn’s Quarterly Report on Form 10-Q for the period ending June 30, 2015; (d) cost savings projections provided by BB&T management; (e) pre-tax one-time transaction costs and expenses estimates provided by BB&T management; and (f) an annual pre-tax loss of revenue attributable to the Durbin amendment, provided by BB&T management. The analysis indicated that the merger could be accretive to BB&T’s estimated earnings per share (excluding one-time transaction costs and expenses) in 2016, 2017 and 2018 and dilutive to estimated tangible book value per share at close and at the year-end of 2016, 2017 and 2018.

In connection with this analysis, Sandler O’Neill considered and discussed with the National Penn board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill acted as National Penn’s financial advisor in connection with the merger and a significant portion of Sandler O’Neill’s fee is contingent upon the closing of the merger. Sandler O’Neill’s fee is equal to 0.55% of the aggregate purchase price and is due and payable in immediately available funds on the day of closing of the merger. Sandler O’Neill also received a $1 million fee from National Penn as a result of rendering its opinion which shall be credited towards any fee that may become due and payable on the day of closing of the merger. National Penn has also agreed to indemnify Sandler O’Neill against certain liabilities arising out of Sandler O’Neill’s engagement.

In the two years preceding the date of its opinion, Sandler O’Neill provided certain other investment banking services for National Penn and received $884,500 in fees for such services, including $400,000 for advising National Penn in connection with National Penn’s acquisition of TF Financial Corporation in June 2014 and $484,500 for acting as book running manager in connection with National Penn’s Senior Debt Offering in September 2014. In addition, in the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to National Penn and BB&T and their affiliates. Sandler O’Neill may also actively trade the equity and debt securities of National Penn, BB&T or their affiliates for its own account and for the accounts of its customers. In the two years preceding the date of its opinion, Sandler O’Neill did not receive compensation from or provide services to BB&T.

Certain National Penn Unaudited Prospective Financial Information

National Penn does not as a matter of course make public projections as to future performance due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty of underlying assumptions and estimates. However, National Penn is including in this proxy statement/prospectus certain limited unaudited financial information for National Penn on a stand-alone basis, without giving effect to the merger, which was discussed with National Penn’s financial advisor in connection with the merger. Specifically, for the purposes of deriving National Penn’s future earnings for 2017 and 2018 that were used in certain of Sandler O’Neill’s analyses, National Penn management provided to and discussed with Sandler O’Neill an estimated annual asset growth rate of 4% per year and an estimated annual earnings growth rate of 3% per year, in each case, for 2017 and 2018.

The inclusion of this information should not be regarded as an indication that any of National Penn, Sandler O’Neill, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to National Penn’s business, all of which are difficult to predict and many of which are beyond National Penn’s control.

The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. National Penn can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth above, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to National Penn’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither National Penn’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The prospective financial information included in this registration statement has been provided by National Penn’s management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference relates to BB&T Corporation’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. National Penn can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. National Penn does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The unaudited prospective financial information does not take into account the possible financial and other effects on National Penn of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on National Penn of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on National Penn of any possible failure of the merger to occur. None of National Penn, Sandler O’Neill or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of National Penn or other person regarding National Penn’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by National Penn, Sandler O’Neill or any other person that it is viewed as material information of National Penn, particularly in light of the inherent risks and uncertainties associated with such forecasts. The unaudited prospective financial information included above is not being included to influence your decision whether to vote in favor of the merger proposal or any other proposal to be considered at the special meeting, but is being provided solely because it was made available to National Penn’s financial advisor in connection with the merger.

In light of the foregoing, and considering that the special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, National Penn shareholders are cautioned not to place unwarranted reliance on such information, and National Penn urges all National Penn shareholders to review its most recent SEC filings for a description of its reported financial results. See “Where You Can Find More Information.”

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the merger will take place on a date to be specified by the parties, which date shall be no later than three (3) business days after satisfaction or waiver of the conditions set forth in the merger agreement. See “The Merger Agreement—Conditions to Completion of the Merger” below for a more complete description of the conditions that must be satisfied prior to closing. The date on which the closing occurs sometimes is referred to in this proxy statement/prospectus as the closing date.

On the closing date, the surviving corporation will effect the merger by filing a statement of merger with the Pennsylvania Department of State and a certificate of merger with the North Carolina Secretary of State. The merger will become effective as of the date and time specified in such statement of merger and certificate of merger. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the effective time.

Regulatory Approvals

Completion of the merger and the bank merger are subject to the receipt of all approvals required to complete the transactions contemplated by the merger agreement, including from the Federal Reserve Board, the FDIC, the Pennsylvania Department of Banking and the North Carolina Office of the Commissioner of Banks. Notifications and/or applications requesting approval may also be submitted to various other federal and state regulatory authorities and self-regulatory organizations. BB&T and National Penn have agreed to use their reasonable best efforts to obtain all required regulatory approvals. However, neither BB&T nor National Penn nor any of their respective subsidiaries is required under the merger agreement to take or agree to take any action that, individually or in the aggregate, would reasonably be expected to have a material and adverse effect on BB&T and its subsidiaries, taken as a whole, or on National Penn and its subsidiaries, taken as a whole (in each case, measured on a scale relative to National Penn and its subsidiaries, taken as a whole) in order to obtain such regulatory approvals. BB&T, National Penn and/or their respective subsidiaries have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals.

Although we currently believe that we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to BB&T after the completion of the merger or will contain a materially burdensome regulatory condition.

Federal Reserve Board. Completion of the merger is subject, among other things, to approval by the Federal Reserve Board pursuant to Section 3 of the BHC Act. In considering the approval of an application under Section 3 of the BHC Act, the Federal Reserve Board reviews factors including: (1) the effect of the proposal on competition in the relevant markets; (2) the financial and managerial resources of the companies involved, including pro forma capital ratios of the combined company (both in terms of absolute capital ratios and capital ratios relative to peer groups determined by the regulators); (3) the risk to the stability of the United States banking or financial system; (4) the convenience and needs of the communities to be served; and (5) the effectiveness of the companies in combatting money laundering.

The Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1977, which we refer to as the “CRA,” and considers the concentration of deposits on a nationwide basis. In their most recent respective CRA examinations, Branch Bank received an overall “outstanding” CRA performance rating and National Penn Bank received an overall “outstanding” CRA performance rating. Furthermore, the BHC Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. The Federal Reserve Board takes into account the views of third party commenters, particularly on the subject of the merging parties’ service to their communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

Transactions approved by the Federal Reserve Board generally may not be completed until 30 days after the approval of the Federal Reserve Board is received, during which time the Department of Justice, which we refer to as the “DOJ,” may challenge the transaction on antitrust grounds. With the approval of the Federal Reserve Board and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board does regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

FDIC. The prior approval of the FDIC will be required under the federal Bank Merger Act to merge National Penn Bank with and into Branch Bank. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction; (2) financial and managerial resources of the banks party to the bank merger; (3) the convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings; (4) the banks’ effectiveness in combating money-laundering activities; and (5) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the FDIC provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate.

NCCOB. The bank holding company and bank mergers must be approved by the North Carolina Office of the Commissioner of Banks, which we refer to as the “NCCOB,” under Chapter 53C of the North Carolina General Statutes. The NCCOB will review the bank merger to determine whether the interests of the customers and communities served by the parties to the bank merger would be adversely affected by the transaction. The NCCOB provides an opportunity for public comment on the application.

PDB. The acquisition of National Penn by BB&T must also be approved by the Pennsylvania Department of Banking, which we refer to as the “PDB,” pursuant to the Pennsylvania Banking Code of 1965. The PDB will review the acquisition to determine, among other things, whether the transaction adequately protects the interests of depositors, borrowers and creditors.

There can be no assurances that the regulatory approvals discussed above will be received on a timely basis, or as to the ability of BB&T and National Penn to obtain the approvals on satisfactory terms or as to the absence of litigation challenging such approvals. In recent similar transactions, the Federal Reserve Board and FDIC have taken a longer time to render decisions on applications than the typical time period for approval set forth in their respective regulations.

Accounting Treatment

BB&T prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. BB&T will be treated as the acquirer for accounting purposes.

NYSE Market Listing

The shares of BB&T common stock to be issued in the merger will be listed for trading on the NYSE.

Delisting and Deregistration of National Penn Common Stock

If the merger is completed, National Penn common stock will be delisted from the NASDAQ and deregistered under the Exchange Act, and National Penn will no longer be required to file periodic reports with the SEC with respect to National Penn common stock.

Dividends/Distributions

From and after the date of the merger agreement, August 17, 2015, National Penn may not, and may not permit its subsidiaries to, without the prior written consent of BB&T, make any dividend payments or distributions other than (i) regular quarterly cash dividends by National Penn at a rate not in excess of $0.11 per share of National Penn common stock (unless BB&T increases the rate of its quarterly dividend), (ii) dividends paid by any subsidiary to National Penn or by National Penn to any wholly owned subsidiary, (iii) dividend equivalents for stock unit awards and (iv) required dividends or distributions in respect of trust preferred securities or dividends on the common stock of National Penn’s subsidiaries.

The merger agreement provides that BB&T and National Penn must coordinate with one another with respect to the declaration of dividends in respect of BB&T common stock and National Penn common stock, and the record dates and payment dates with respect thereto, with the intention that the holders of National Penn common stock should not receive two dividends, or fail to receive a dividend, in any quarter with respect to their shares of National Penn common stock and any shares of BB&T common stock they receive in exchange therefor in the merger.

No dividends or other distributions declared or made with respect to BB&T common stock will be paid to the holder of any unsurrendered certificate or book entry share that evidenced ownership of shares of National Penn common stock until such holder properly surrenders such shares. See the section entitled “The Merger Agreement—Exchange and Payment Procedures” beginning on page 74 of this proxy statement/prospectus.

Appraisal Rights

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Appraisal or dissenters rights are not available in all transactions.

Section 1571(b) of the Pennsylvania Business Corporation Law, which, as amended, including by the Pennsylvania Entity Transactions Law, we refer to as the “PBCL,” provides that no appraisal rights are available for holders of the shares of any class or series of shares if, on the record date fixed to determine the shareholders entitled to notice of and to vote at a meeting to approve an agreement and plan of merger, the shares are either listed on a national securities exchange or designated as a national market system security by the NASD or held beneficially or of record by more than 2,000 holders. Section 1571(b) provides certain exceptions to this rule, but none are applicable in the merger. National Penn’s shares are listed on the NASDAQ and held by more than 2,000 holders. Consequently, National Penn shareholders do not have appraisal rights in connection with the merger.

Litigation Related to the Merger

In connection with the proposed merger with BB&T, National Penn has received three letters from attorneys representing three different purported shareholders, demanding that the National Penn board remedy alleged breaches of fiduciary duties in connection with the merger. The letters assert that the proposed transaction undervalues National Penn, and that National Penn’s directors breached their fiduciary duties by allegedly refusing to adequately shop the company and maximize shareholder value. The letters request that National Penn’s board, among other things, (i) undertake an internal investigation into the board’s alleged violations of Pennsylvania and/or federal law, and (ii) commence an action on behalf of National Penn against the board for damages.

The three purported National Penn shareholders who sent the letters identified above have now filed purported shareholder class action and derivative complaints in the Court of Common Pleas of Lehigh County, Pennsylvania captioned Palkon v. Thomas A. Beaver, et al., No. 2015-C-2807, Andriole v. Thomas A. Beaver et

al., No. 2015-C-3107, and Zhang v. Thomas A. Beaver et al., No. 2015-C-3123. The lawsuits name as defendants each of the current members of National Penn’s board of directors and BB&T, and name National Penn as a nominal defendant. They further allege that the National Penn directors and officers are conflicted with respect to the proposed transaction, including with respect to the financial projections regarding National Penn and the analysis undertaken by Sandler O’Neill in support of its fairness opinion, that the registration statement filed on September 25, 2015 failed to disclose material information relating to the transaction, and that BB&T aided and abetted the alleged breaches of fiduciary duty. The complaints seek injunctive relief to prevent the consummation of the merger or, in the event the merger is consummated, monetary damages allegedly resulting from the alleged wrongful conduct of the director defendants and BB&T.

A negative outcome in these suits could have a material adverse effect on National Penn and BB&T if they result in preliminary or permanent injunctive relief or rescission of the merger agreement. Such actions may also create additional uncertainty relating to the merger, and responding to such demands and defending such actions may be costly and distracting to management. Neither National Penn nor BB&T is currently able to predict the outcome of the suits with any certainty. Additional suits arising out of or relating to the proposed transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, National Penn and BB&T will not necessarily announce such additional filings.

On September 23, 2015, the National Penn board established a special litigation committee of independent directors to review and investigate the allegations in the demand letters and derivative complaint relating to the proposed merger, and to make recommendations to the board regarding what actions the company should take concerning the demand letters and the complaint. The Committee has retained the law firm of Harkins Cunningham LLP as its legal counsel.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about National Penn or BB&T. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings National Penn and BB&T make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 113 of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about National Penn and BB&T contained in this proxy statement/prospectus or in the public reports of National Penn and BB&T filed with the SEC may supplement, update or modify the factual disclosures about National Penn and BB&T contained in the merger agreement. The merger agreement contains representations and warranties by National Penn, on the one hand, and by BB&T, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by National Penn and BB&T were qualified and subject to important limitations agreed to by National Penn and BB&T in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that National Penn and BB&T each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about National Penn or BB&T at the time they were made or otherwise.

Merger Consideration

As a result of the merger, each National Penn shareholder will have the right, with respect to each share of National Penn common stock held, to elect to receive merger consideration consisting of either cash or shares of BB&T common stock, subject to proration as described below.

The value of the cash consideration is fixed at $13.00. However, the implied value of the stock consideration will fluctuate as the market price of BB&T common stock fluctuates before the completion of the merger. This price will not be known at the time of the special meeting and may be more or less than the current price of BB&T common stock or the price of BB&T common stock at the time of the special meeting or at the time an election is made, and the implied value of the stock consideration may be more or less than the value of the cash consideration at the completion of the merger.

Set forth below is a table showing the value of the cash consideration and the hypothetical implied value of the stock consideration based on a range of market prices for BB&T common stock. The table does not reflect the fact that cash will be paid instead of fractional shares.

BB&T Common Stock	National Penn Common Stock
Hypothetical Closing Prices	Cash Election: Cash Consideration Per Share	OR	Stock Election: Stock Consideration Per Share
			Shares of BB&T Common Stock	Hypothetical Implied Value(*)
$30.00	$13.00		0.3206	$9.62
31.00	13.00		0.3206	9.94
32.00	13.00		0.3206	10.26
33.00	13.00		0.3206	10.58
34.00	13.00		0.3206	10.90
35.00	13.00		0.3206	11.22
36.00	13.00		0.3206	11.54
37.00	13.00		0.3206	11.86
38.00	13.00		0.3206	12.18
39.00	13.00		0.3206	12.50
40.00	13.00		0.3206	12.82
40.55	13.00		0.3206	13.00
41.00	13.00		0.3206	13.14
42.00	13.00		0.3206	13.47
43.00	13.00		0.3206	13.79
44.00	13.00		0.3206	14.11
45.00	13.00		0.3206	14.43
46.00	13.00		0.3206	14.75
47.00	13.00		0.3206	15.07
48.00	13.00		0.3206	15.39
49.00	13.00		0.3206	15.71
50.00	13.00		0.3206	16.03

(*)	Hypothetical implied value based on hypothetical closing price on the NYSE of BB&T common stock. The price information in bold reflects the average closing stock price of BB&T common stock on the NYSE for the twenty trading days ending on August 17, 2015, the date of the signing of the merger agreement.

The examples above are illustrative only. The value of the stock consideration that a National Penn shareholder actually receives will be based on the actual closing price on the NYSE of BB&T common stock upon completion of the merger, which may be outside the range of the amounts set forth above, and as a result, the actual value of the stock consideration per share of National Penn common stock may not be shown in the above table.

BB&T will initially make available and mail the form of election to National Penn shareholders at least twenty business days before the anticipated election deadline, as described more fully below under “—Elections as to Form of Consideration.” National Penn shareholders must return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are a National Penn shareholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash, shares of BB&T common stock or a mixture of cash and shares of BB&T common stock based on what is available after giving effect to the valid elections made by other stockholders pursuant to the proration adjustment described below.

If you are a National Penn shareholder, you may specify different elections with respect to different shares held by you. For example, if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares.

Cash Election; Stock Election; Non-Election Shares

The merger agreement provides that each National Penn shareholder who makes a valid cash election will have the right to receive, in exchange for each share of National Penn common stock held by such holder, an amount equal to $13.00. We refer to this cash amount as the “cash consideration.” The total number of shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn settled deferred stock unit awards) that will be converted into the cash consideration is fixed at 30% of the total number of shares of National Penn common stock outstanding immediately prior to the completion of the merger (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn settled deferred stock unit awards), which we refer to as the “cash conversion number,” and the remaining 70% of shares of National Penn common stock will be converted into the stock consideration. As a result, even if a National Penn shareholder makes a cash election, that holder may nevertheless receive a mix of cash and stock.

The merger agreement also provides that each National Penn shareholder who makes a valid stock election will have the right to receive, in exchange for each share of National Penn common stock held, 0.3206 shares of BB&T common stock. We refer to this stock amount as the “stock consideration.” Because the cash conversion number is fixed at 30% of the total number of shares of National Penn common stock outstanding immediately prior to the completion of the merger (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn settled deferred stock unit awards), even if a National Penn shareholder makes a stock election, that holder may nevertheless receive a mix of cash and stock.

If you are a National Penn shareholder and you do not make an election to receive cash or BB&T common stock in the merger, your elections are not received by the exchange agent by the election deadline or your forms of election are improperly completed and/or are not signed, you will be deemed not to have made an “election” and your shares will be considered “non-election shares,” and you may be paid in only cash, only BB&T common stock or a mix of cash and shares of BB&T common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other National Penn shareholders using the proration adjustment described below.

If, after the date of the merger agreement and prior to the effective time, the outstanding shares of BB&T common stock or National Penn common stock change in number or type as a result of a reclassification, reorganization, recapitalization, stock split, reverse stock split, stock dividend or other similar change in capitalization, or if there is any extraordinary dividend or distribution, then the merger consideration will be adjusted to provide the holders of National Penn common stock the same economic effect as contemplated by the merger agreement.

Fractional Shares

BB&T will not issue any fractional shares of BB&T common stock in the merger. Instead, a National Penn shareholder who otherwise would have received a fraction of a share of BB&T common stock will receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing prices of BB&T common stock on the NYSE for the five full trading days ending on the day preceding the closing date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of BB&T common stock that such holder would otherwise have been entitled to receive.

Proration

As described above, the cash conversion number is fixed at 30% of the total number of shares of National Penn common stock outstanding immediately prior to the completion of the merger (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and National Penn settled deferred stock unit awards). As a result, if the aggregate number of shares of National Penn common stock (including shares subject to National Penn restricted stock awards, National Penn restricted stock unit awards and settled deferred stock unit awards) with respect to which cash elections have been made, which we refer to as the

“cash election number,” exceeds the cash conversion number, all National Penn shareholders who have elected to receive cash consideration will have such form of consideration proportionately reduced, and will instead receive a portion of their consideration in stock consideration, despite their election. Correspondingly, if the cash election number is less than the cash conversion number, National Penn shareholders who have elected to receive stock consideration may have such form of consideration proportionately reduced, and may receive a portion of their consideration in cash consideration, despite their election, depending on the number of non-election shares, as described below. The cash and stock elections are subject to adjustment to preserve the limitations described above on the stock and cash to be issued and paid in the merger. As a result, if you make a cash election or stock election, you may nevertheless receive a mix of cash and stock.

Adjustment if Cash Election is Oversubscribed

Stock consideration may be issued to National Penn shareholders who make cash elections if the cash election number is greater than the cash conversion number — in other words, if the cash election is oversubscribed. If the cash election is oversubscribed, then:

•	a National Penn shareholder making a stock election, no election or an invalid election will receive the stock consideration for each share of National Penn common stock as to which it made a stock election, no election or an invalid election; and

•	a National Penn shareholder making a cash election will receive:

•	The cash consideration for a number of shares of National Penn common stock equal to the product obtained by multiplying (1) the number of shares of National Penn common stock for which such shareholder has made a cash election by (2) a fraction, the numerator of which is the cash conversion number and the denominator of which is the cash election number; and

•	The stock consideration for the remaining shares of National Penn common stock for which the shareholder made a cash election.

Example of Oversubscription of Cash Election

As an example, assuming that:

•	the cash conversion number was 50 million; and

•	the cash election number was 100 million (in other words, only 50 million shares of National Penn common stock can receive the cash consideration, but National Penn shareholders have made cash elections with respect to 100 million shares of National Penn common stock), then a National Penn shareholder making a cash election with respect to 1,000 shares of National Penn common stock would receive the cash consideration with respect to 500 shares of National Penn common stock (1,000 * 50/100) and the stock consideration with respect to the remaining 500 shares of National Penn common stock. Therefore, given the exchange ratio of 0.3206, that National Penn shareholder would receive 160 shares of BB&T common stock and approximately $6,500 in cash (as well as cash in lieu of fractional shares).

Adjustment if the Cash Election is Undersubscribed

Cash consideration may be issued to National Penn shareholders who make stock elections if the cash election number is less than the cash conversion number — in other words, if the cash election is undersubscribed. The amount by which the cash election number is less than the cash conversion number is referred to as the “shortfall number.” If the cash election is undersubscribed, then all National Penn shareholders making a cash election will receive the cash consideration for all shares of National Penn common stock as to which they made a cash election. National Penn shareholders making a stock election, National Penn shareholders who make no election and National Penn shareholders who failed to make a valid election will receive cash and/or BB&T common stock depending on whether the shortfall number is less than or greater than the number of non-election shares, as described below.

Scenario 1: Undersubscription of Cash Election and Shortfall Number is Less than or Equal to Number of Non-Election Shares

If the shortfall number is less than or equal to the number of non-election shares, then:

•	a National Penn shareholder making a cash election will receive the cash consideration for each share of National Penn common stock as to which it made a cash election;

•	a National Penn shareholder making a stock election will receive the stock consideration for each share of National Penn common stock as to which it made a stock election; and

•	a National Penn shareholder who made no election or who did not make a valid election with respect to any of its shares will receive:

•	the cash consideration with respect to that number of shares of National Penn common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such holder by (2) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares; and

•	the stock consideration with respect to the remaining non-election shares held by such shareholder.

Example of Scenario 1

As an example, assuming that:

•	the cash conversion number is 50 million,

•	the cash election number is 20 million (in other words, 50 million shares of National Penn common stock must be converted into cash consideration, but National Penn shareholders have made a cash election with respect to only 20 million shares of National Penn common stock, so the shortfall number is 30 million), and

•	the total number of non-election shares is 40 million,

then a National Penn shareholder that has not made an election with respect to 1,000 shares of National Penn common stock would receive the per share cash consideration with respect to 750 shares of National Penn common stock (1,000 * 30/40) and the per share stock consideration with respect to the remaining 250 shares of National Penn common stock. Therefore, given the exchange ratio of 0.3206, that National Penn shareholder would receive 80 shares of BB&T common stock and approximately $9,750 in cash (as well as cash in lieu of fractional shares).

Scenario 2: Undersubscription of Cash Election and Shortfall Number is Greater than Number of Non-Election Shares

If the shortfall number exceeds the number of non-election shares, then:

•	a National Penn shareholder making a cash election will receive the cash consideration for each share of National Penn common stock as to which it made a cash election;

•	a National Penn shareholder who made no election or who did not make a valid election will receive cash consideration for each of its non-election shares; and

•	a National Penn shareholder making a stock election will receive:

•	the cash consideration with respect to the number of shares of National Penn common stock equal to the product obtained by multiplying (1) the number of shares of National Penn common stock with respect to which the shareholder made a stock election by (2) a fraction, the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and the denominator of which is equal to the total number of stock election shares; and

•	the stock consideration with respect to the remaining shares of National Penn common stock held by such shareholder as to which it made a stock election.

Example of Scenario 2

As an example, assuming that:

•	the cash conversion number is 50 million,

•	the cash election number is 20 million (in other words, 50 million shares of National Penn common stock must be converted into cash consideration, but National Penn shareholders have made a cash election with respect to only 20 million shares of National Penn common stock, so the shortfall number is 30 million),

•	the number of non-election shares is 20 million (so the shortfall number exceeds the number of non-election shares by 10 million), and

•	the total number of stock election shares is 100 million,

then a National Penn shareholder that has made a stock election with respect to 1,000 shares of National Penn common stock would receive the cash consideration with respect to 100 shares of National Penn common stock (1,000 * 10/100) and the stock consideration with respect to the remaining 900 shares of National Penn common stock. Therefore, given the exchange ratio of 0.3206, that National Penn shareholder would receive 288 shares of BB&T common stock and $1,300 in cash (as well as cash in lieu of fractional shares).

Effect of the Merger; Effective Time; Organizational Documents of the Surviving Corporation

Effect of the Merger

The merger agreement provides for the merger of National Penn with and into BB&T, with BB&T surviving the merger as the surviving corporation. We sometimes refer to BB&T following the merger as the “surviving corporation.”

As a result of the merger, there will no longer be any publicly held shares of National Penn common stock. National Penn shareholders will only participate in the surviving corporation’s future earnings and potential growth through their ownership of BB&T common stock, to the extent they receive stock consideration. All of the other incidents of direct ownership of National Penn common stock, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from National Penn, will be extinguished upon completion of the merger. All of the properties, rights, privileges, powers and franchises of National Penn shall vest in the surviving corporation, and all debts, duties and liabilities of National Penn shall become the debts, liabilities and duties of the surviving corporation.

Under the merger agreement, BB&T may at any time change the method of effecting the merger and the bank merger (including by providing for the merger of National Penn with a wholly owned subsidiary of BB&T) if and to the extent requested by BB&T. However, no such change or amendment may (i) alter or change the amount or kind of the merger consideration, (ii) adversely affect the tax treatment of the merger with respect to shareholders of National Penn or (iii) be reasonably likely to cause the closing of the transaction to be prevented or materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed.

Effective Time

On the closing date, the surviving corporation will effect the merger by filing the statement of merger with the Pennsylvania Department of State and a certificate of merger with the North Carolina Secretary of State. The merger will become effective as of the date and time specified in such statement of merger and certificate of merger, which we refer to as the “effective time.”

Organizational Documents of the Surviving Corporation

The articles of incorporation and bylaws of BB&T that are in effect immediately prior to the effective time will be the articles of incorporation and bylaws of the surviving corporation until amended in accordance with the respective terms and applicable laws. The surviving corporation will continue to exist under the name “BB&T Corporation.”

Elections as to Form of Consideration

National Penn shareholders, and holders of National Penn restricted stock awards, National Penn restricted stock unit awards and settled deferred stock unit awards, will initially be mailed a form of election, including transmittal materials, at least twenty business days prior to the election deadline so as to permit each National Penn shareholder or stock unit award holder to exercise its right to make an election prior to the election deadline. Each form of election will allow you to make cash or stock elections or a combination of both with respect to your shares of National Penn common stock and stock unit awards. Following the initial mailing of the form of election, BB&T will use all reasonable efforts to make available as promptly as possible a form of election to any holder who requests such form of election prior to the election deadline.

Unless otherwise agreed to in advance by BB&T and National Penn, the election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that BB&T and National Penn agree is as near as practicable to two business days prior to the expected closing date. BB&T and National Penn will issue a press release announcing the date of the election deadline not more than fifteen business days before, and at least five business days prior to, the election deadline.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the form of election. Shareholders who hold their shares of National Penn common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of National Penn common stock. Shares of National Penn common stock and stock unit awards as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election.

To make a valid election, each National Penn shareholder, holder of National Penn restricted stock awards, National Penn restricted stock unit awards and settled deferred stock unit awards must submit a properly completed form of election (including duly executed transmittal materials included in the form of election), together with, for shareholders only, stock certificates or an appropriate guarantee of delivery of such stock certificates as described below, so that it is received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. Holders of National Penn restricted stock unit awards and settled deferred stock unit awards will not be required to deliver stock certificates or an appropriate guarantee for the shares underlying such awards.

A form of election will be properly completed only if accompanied by certificates (or book-entry transfer of uncertificated shares) representing all shares of National Penn common stock covered by the form of election or by an appropriate customary guarantee of delivery of such certificates, as set forth in such form of election, from a member of any registered national securities exchange, commercial bank or trust company in the United States. Holders of National Penn restricted stock unit awards and settled deferred stock unit awards will not be required to deliver stock certificates or an appropriate guarantee for the shares underlying such awards.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. Additionally, any National Penn shareholder and any holder of National Penn restricted stock awards, National Penn restricted stock unit awards or settled deferred stock unit awards may revoke its election by written notice received by the exchange agent prior to the election deadline or by withdrawal prior to the election deadline of its certificates or of the guarantee of delivery of such certificates that were previously deposited with the exchange agent. You will not be entitled to revoke or change your elections following the election deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of National Penn common stock during the interval between the election deadline and the date of completion of the merger. All elections will automatically be deemed revoked upon receipt by the exchange agent of written notification that BB&T and National Penn have terminated the merger agreement in accordance with its terms.

Shares of National Penn common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made (none of BB&T, National Penn or the exchange agent being under any duty to notify any holder of such defect), the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. BB&T, in the exercise of its reasonable, good faith discretion, will have the right to make all determinations, not inconsistent with the terms of the merger agreement, governing (i) the validity of the forms of election and compliance by any holder with the election procedures set forth in the merger agreement, (ii) the method of issuance and delivery of new certificates representing the whole number of shares of BB&T common stock into which shares of National Penn common stock are converted in the merger and (iii) the method of payment of cash for shares of National Penn common stock converted into the right to receive the cash consideration and cash in lieu of fractional shares of BB&T common stock.

Exchange and Payment Procedures

At or prior to the closing, BB&T will deposit, or cause to be deposited, with an exchange agent designated by BB&T and reasonably acceptable to National Penn, for the benefit of the holders of shares of National Penn common stock, sufficient cash and BB&T common stock to be exchanged in accordance with the merger agreement, including the merger consideration, which amounts we refer to as the “exchange fund.” As promptly as practicable after the effective time, but in no event later than five (5) business days thereafter, BB&T will cause the exchange agent to mail to each record holder, as of immediately prior to the effective time, of shares of National Penn common stock that has not previously submitted its certificates or book entry shares with a form of election, a letter of transmittal for use in connection with the exchange and instructions for use in surrendering the applicable certificates or book entry shares in exchange for the merger consideration. From and after the effective time and the allocation of the merger consideration among holders (which BB&T will cause the exchange agent to effect no later than five business days after the effective time), National Penn shareholders who properly surrender their certificates or book entry shares to the exchange agent, together with a properly completed and duly executed letter of transmittal or form of election, as applicable, and such other documents as may be required pursuant to such instructions, will receive for each National Penn share the stock consideration and/or the cash consideration, which they have become entitled to receive pursuant to the proration adjustment described above, plus any cash payable in lieu of any fractional shares of BB&T, and any dividends or distributions such holder has the right to receive pursuant to the merger agreement. No interest will be paid or accrue on any merger consideration or cash in lieu of fractional shares.

Distributions with Respect to Unsurrendered Shares

No dividends or other distributions declared or made with respect to BB&T common stock will be paid to the holder of any unsurrendered certificate or book entry share that evidenced ownership of shares of National Penn common stock until such holder properly surrenders such shares. Subject to applicable law, after such surrender, the holder will be entitled to receive the per share merger consideration, the fractional share cash amount to which such holder is entitled and any dividends or other distributions that have been payable or become payable with respect to the holder’s whole shares of BB&T common stock. No interest will be payable on the foregoing.

Transfers Following the Effective Time

On the closing date, the stock transfer books of National Penn will be closed and there will be no further registration of transfers of shares of National Penn common stock on the records of National Penn, except for the cancellation of such shares in connection with the merger. From and after the effective time, the holders of certificates or book entry shares that evidenced ownership of shares of National Penn common stock outstanding immediately prior to the effective time will cease to have any rights with respect to such shares, except as otherwise provided for in the merger agreement or by applicable law. Any bona fide certificates or book entry shares presented to the surviving corporation after the effective time will be canceled and exchanged in accordance with the merger agreement.

Termination of Exchange Fund

Any portion of the exchange fund that remains unclaimed by the shareholders of National Penn for one year following the effective time will be paid to the surviving corporation. From and after such time, any former holders of National Penn common stock who have not properly surrendered their shares may thereafter seek from BB&T the merger consideration payable in respect of such shares of National Penn common stock, any cash payable in lieu of any fractional shares of BB&T and any dividends or distributions such holder has the right to receive pursuant to the merger agreement. None of BB&T, National Penn, the surviving corporation nor the exchange agent will be liable to any holder of shares of National Penn common stock for any shares of BB&T common stock (or any related dividends or distributions) or cash from the exchange fund that is delivered in good faith to any public official pursuant to any applicable abandoned property, escheat or similar laws.

Lost, Stolen or Destroyed Stock Certificates

If any certificate representing shares of National Penn common stock is lost, stolen or destroyed, upon the making of an affidavit of such fact by the person claiming the certificate to be lost, stolen or destroyed and, if required by BB&T, the posting by such person of a bond in such amount as BB&T may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent or BB&T, as applicable, will issue in exchange for the lost, stolen or destroyed certificate the applicable merger consideration, cash in lieu of fractional shares and any dividends or other distributions that have been payable or become payable in respect of the shares of National Penn common stock represented by that certificate pursuant to the merger agreement.

Withholding Rights

BB&T will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any amounts payable pursuant to the merger agreement to any holder of National Penn common stock or equity awards such amounts as BB&T or the exchange agent is required to deduct or withhold under applicable tax laws, and any such withheld amounts that are paid to the appropriate taxing authorities will be treated for purposes of the merger agreement as having been paid to the holder of National Penn common stock or equity awards from whom such amounts were deducted or withheld.

Treatment of National Penn Equity Awards

Under the merger agreement, awards outstanding under National Penn’s equity incentive plans as of the effective time will be treated as follows:

Treatment of Stock Options. At the effective time, each National Penn stock option will fully vest and be converted into a stock option exercisable for that number of whole shares of BB&T common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of National Penn common stock subject to the National Penn stock option immediately prior to the effective time multiplied by (ii) the exchange ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of National Penn common stock of the National Penn stock option immediately prior to the effective time by (B) the exchange ratio. Each National Penn stock option assumed and converted will continue to be subject to the same terms and conditions (other than vesting conditions) as applicable immediately prior to the effective time.

Treatment of Restricted Stock Awards. At the effective time, each National Penn restricted stock award will fully vest and be converted into the right to receive, without interest, the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement.

Treatment of Restricted Stock Unit Awards. At the effective time, each National Penn restricted stock unit award will fully vest and be converted into the right to receive, without interest, a payment equal to the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement.

Treatment of Deferred Stock Unit Awards. At the effective time: (i) each National Penn settled deferred stock unit award will fully vest and be converted into the right to receive, without interest, a payment equal to the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement; and (ii) each National Penn deferred stock unit award that is outstanding immediately prior to the effective time and that will not settle in connection with the merger, will fully vest and be converted, at the election of the holder thereof, into either (A) a BB&T converted deferred stock unit award with respect to a number of shares of BB&T common stock equal to the product of (1) the number of shares of National Penn common stock subject to the National Penn deferred stock unit award immediately prior to the effective time multiplied by (2) the exchange ratio, with the BB&T converted deferred stock unit award to settle in accordance with the applicable deferral election, or (B) a BB&T converted deferred cash account with an initial account balance equal to the product of (1) the number of shares of National Penn common stock subject to the National Penn deferred stock unit award immediately prior to the effective time multiplied by (2) the cash consideration, with the BB&T converted deferred cash account to be paid in accordance with the applicable deferral election.

Representations and Warranties

The merger agreement contains representations and warranties made by National Penn and BB&T. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	capitalization;

•	authority to enter into the merger and the binding nature of the merger agreement;

•	no breach of organizational documents, law or other agreements as a result of the merger;

•	third party consents and approvals;

•	filing of necessary reports with regulatory authorities;

•	compliance with SEC filing requirements;

•	conformity with GAAP and SEC requirements of financial statements filed with the SEC;

•	internal controls over financial reporting and disclosure controls and procedures;

•	broker/finder fees;

•	operation in the ordinary course of business and absence of material adverse effects since December 31, 2014;

•	involvement in litigation and orders issued by governmental authorities;

•	compliance with applicable laws;

•	material contracts;

•	agreements with regulatory agencies;

•	related party transactions;

•	absence of any action, fact or circumstance that could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	interest rate risk management instruments; and

•	accuracy of the information supplied for inclusion in registration statement/proxy statement/prospectus.

BB&T also represents and warrants to National Penn that it has, or will have available to it prior to the closing date, all funds necessary to satisfy its obligations under the merger agreement and makes representations concerning information technology.

National Penn makes additional representations and warranties to BB&T in the merger agreement relating to, among other things:

•	certain tax matters;

•	certain employee benefit matters, including matters relating to employee benefit plans;

•	labor relations and employment matters;

•	certain environmental matters;

•	National Penn’s investment and commodities portfolio;

•	matters relating to National Penn’s owned and leased property;

•	intellectual property;

•	inapplicability of state takeover statutes to the transactions contemplated by the merger agreement;

•	the receipt of an opinion from National Penn’s financial advisor regarding the fairness, from a financial point of view, of the consideration to be paid to holders of National Penn common stock in the merger;

•	National Penn’s loan portfolio;

•	National Penn’s proper administration of accounts for which it and its subsidiaries act as fiduciaries;

•	insurance coverage; and

•	certain matters related to National Penn’s investment advisor and insurance subsidiaries.

Some of the representations and warranties contained in the merger agreement are qualified by as to “materiality” or by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge.

For purposes of the merger agreement, a “material adverse effect” with respect to BB&T, National Penn or the surviving corporation, as the case may be, means any event, change, effect or development that has a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

However, in the case of clause (i) above, a material adverse effect will not be deemed to include the impact of:

•	changes after August 17, 2015 in GAAP or applicable regulatory accounting requirements;

•	changes after August 17, 2015 in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•	changes after August 17, 2015 in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

•	the failure, in and of itself, to meet earnings projections or internal financial forecasts or any decrease in the market price of National Penn common stock, but not including the underlying causes thereof;

•	disclosure or consummation of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement in contemplation of the transactions contemplated therein; or

•	actions or omissions taken pursuant to the written consent or request of BB&T, in the case of National Penn, or National Penn, in the case of BB&T.

so long as, in the case of the first, second, third and fourth bullets above, National Penn and its subsidiaries, on the one hand, or BB&T and its subsidiaries, on the other, as the case may be, are not materially disproportionately affected thereby as compared to other companies in the industry in which such party and its subsidiaries operate.

Conduct of Businesses of National Penn and BB&T Prior to Completion of the Merger

Under the merger agreement, National Penn has agreed to certain restrictions on its activities and the activities of its subsidiaries during the period from the date of the merger agreement to the closing date. In general, National Penn is required to, and to cause its subsidiaries to, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships.

Each of BB&T and National Penn will, and will cause their respective subsidiaries to, take no action that would reasonably be likely to adversely affect or delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

The following is a summary of the more significant restrictions imposed upon National Penn, subject to the exceptions set forth in the merger agreement. National Penn will not, and will cause its subsidiaries not to, without BB&T’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

•	incur any indebtedness for borrowed money (other than indebtedness of National Penn or any of its wholly owned subsidiaries to National Penn or any of its subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any subsidiary of National Penn), in each case other than in the ordinary course of business;

•	adjust, split, combine or reclassify any capital stock;

•

make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, trust preferred securities or any other securities or obligations convertible into or exchangeable for any shares of its capital stock (subject to certain exceptions, including the payment of regular quarterly cash dividends by National Penn at a rate not in excess of $0.11 per share of National Penn common stock (unless BB&T increases the rate of its quarterly dividend));

•	grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, except, in the ordinary course of business and consistent with past practice, 2016 annual equity grants to employees and directors, in each case, subject to certain specified limits;

•	issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of National Penn stock options or the settlement of National Penn equity awards in accordance with their terms;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, business or assets to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business;

•	except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), (i) acquire (including by merger or consolidation, the acquisition of stock or assets or by formation of a joint venture) any other person, business or any material assets, deposits or properties of any other person, or (ii) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, in each case, other than in a wholly owned subsidiary of National Penn;

•	terminate, materially amend, renew or waive any material provision of, certain material contracts, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business or enter into any contract that would constitute a material contract if it were in effect on August 17, 2015;

•	except as required under applicable law or the terms of any National Penn benefit plan existing on August 17, 2015, (i) enter into, adopt or terminate any material employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual independent contractor, (ii) amend any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual independent contractor, other than amendments in the ordinary course of business and consistent with past practice that do not materially increase the cost of maintaining such plan, program, policy or arrangement, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant, subject to certain exceptions, (iv) pay or award, or commit to pay or award, any material bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend in any material respect any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose annual base compensation is greater than $200,000, other than for cause, or (ix) hire any officer, employee, or individual independent contractor who has annual base compensation greater than $200,000;

•	settle any material claim, suit, action or proceeding, except in the ordinary course of business, in an amount and for consideration not in excess of $1 million individually or $2.5 million in the aggregate and that would not impose any material restriction on the business of it or its subsidiaries or the surviving corporation in the merger;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its organizational documents or the organizational documents of any of its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed or requested by any governmental entity;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity;

•	enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any governmental entity;

•	make any loans or extensions of credit either (i) outside of the ordinary course of business consistent with practice or (ii) involving a total credit relationship of more than $10 million with a single borrower and its affiliates;

•	make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any governmental entity;

•	make, or commit to make, any capital expenditures in excess of $2.5 million in the aggregate, other than as disclosed to BB&T prior to the execution of the merger agreement;

•	other than in the ordinary course of business consistent with past practice, make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of taxes;

•	make an application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries or acquire or sell, or agree to acquire or sell, any branch office, except to the extent required to obtain any regulatory approvals that are necessary to consummate the merger, the bank merger and the other transactions contemplated by the merger agreement;

•	materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

•	amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material permits;

•	knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of National Penn or its subsidiaries to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or the agreement governing the bank merger or to perform its covenants and agreements thereunder or to consummate the transactions contemplated thereby; or

•	agree to take, make any commitments to take, or adopt any resolutions of the board or similar governing body in support of any of the actions described above.

BB&T has also agreed to certain restrictions on its activities and the activities of its subsidiaries during the period from the date of the merger agreement to the closing date. Subject to the exceptions set forth in the merger agreement, BB&T will not, and will cause its subsidiaries not to, without National Penn’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

•	amend its organizational documents in a manner that would materially and adversely affect the economic benefits of the merger to National Penn shareholders or adversely affect National Penn shareholders relative to other holders of BB&T common stock;

•	adjust, split, combine or reclassify any capital stock of BB&T;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take, make any commitments to take, or adopt any resolutions of the board similar governing body in support of any of the actions described above.

Regulatory Matters

BB&T and National Penn have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and governmental entities. National Penn and BB&T have each agreed to use, and to cause their applicable subsidiaries to use, their reasonable best efforts to obtain each requisite regulatory approval as promptly as reasonably practicable, and to cooperate with each other in connection therewith.

Each of National Penn and BB&T will, and will cause its subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its subsidiaries with respect to the merger and the bank merger and, subject to the conditions set forth in the merger agreement, to consummate the transactions contemplated by the merger agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any governmental entity and any other third party that is required to be obtained by National Penn or BB&T or any of their respective subsidiaries in connection with the merger, the bank merger and the other transactions contemplated by the merger agreement.

Notwithstanding anything in the merger agreement to the contrary, nothing in the merger agreement will require BB&T, National Penn or their respective subsidiaries to take, or agree to take, any actions specified above that, individually or in the aggregate, would reasonably be expected to have a material and adverse effect on BB&T and its subsidiaries, taken as a whole, or National Penn and its subsidiaries, taken as a whole (in each case, measured on a scale relative to National Penn and its subsidiaries, taken as a whole).

National Penn Shareholder Meeting; Withdrawal of Recommendation; Restructuring

Pursuant to the merger agreement, National Penn agreed to take all action necessary to convene a meeting of its shareholders, to be held as soon as reasonably practicable after the Form S-4 of which this proxy statement/prospectus forms a part is declared effective, for the purpose of obtaining the vote of National Penn shareholders required to approve the merger. The National Penn board must use its reasonable best efforts to obtain from National Penn shareholders such vote, including by communicating to National Penn shareholders its recommendation (and including such recommendation in this proxy statement/prospectus) that the National Penn shareholders adopt and approve the merger agreement and the transactions contemplated thereby.

However, if the National Penn board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement to its shareholders, then the National Penn board may submit the merger agreement to its shareholders without recommendation, in which case the National Penn board may communicate the basis for its lack of a recommendation to its shareholders in this proxy statement/prospectus or an appropriate amendment or supplement hereto to the extent required by law. The National Penn board may not take the foregoing actions to withdraw or alter its recommendation unless (i) it gives BB&T at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and (ii) at the end of such notice period, the National Penn board takes into account any amendment or modification to the merger agreement proposed by BB&T and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement.

If National Penn fails to obtain the requisite National Penn shareholder vote at a duly convened National Penn shareholder meeting held for that purpose or any adjournment or postponement thereof, BB&T and National Penn will in good faith use their reasonable best efforts to negotiate a restructuring of the transaction provided for in the merger agreement and/or, in the case of National Penn, to resubmit the merger agreement or the transactions contemplated thereby to its shareholders for approval or adoption. However, neither BB&T nor National Penn will have any obligation to agree to (i) alter or change any material term of the merger agreement, including the amount or kind of the merger consideration or (ii) adversely affect the tax treatment of the merger with respect to National Penn’s shareholders.

See also “—Termination of the Merger Agreement” and “—Termination Fee” beginning on pages 86 and 87, respectively, of this proxy statement/prospectus.

No Solicitation

The merger agreement contains provisions prohibiting National Penn from seeking or discussing any alternative acquisition proposal to the merger. In particular, National Penn has agreed that it will not, and will cause its subsidiaries and cause its and their officers, directors, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal (as defined below).

Notwithstanding the restrictions described above, the merger agreement provides that in the event National Penn receives an unsolicited bona fide written acquisition proposal prior to the receipt of the requisite National Penn shareholder approval, National Penn may furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law. However, prior to providing any such nonpublic information, National Penn must provide such information to BB&T, and have entered into a confidentiality agreement with such third party on terms no less favorable than the confidentiality agreement between BB&T and National Penn, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with National Penn.

National Penn must promptly (and in any event within one (1) business day) advise BB&T following the receipt of any acquisition proposal or any inquiry which would reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), and must promptly (and in any event within one (1) business day) advise BB&T of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal. In addition, National Penn must use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.

Unless the merger agreement is contemporaneously terminated in accordance with its terms, National Penn must not, and must cause its subsidiaries and cause its and their officers, directors, agents, advisors and representatives not to, on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than a confidentiality agreement as mentioned above) relating to an acquisition proposal.

As used herein, “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer or proposal relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of National Penn and its subsidiaries or 25% or more of any class of equity or voting securities of National Penn or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of National Penn, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of National Penn or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of National Penn, or (iii) a merger, consolidation, share exchange or other business combination involving National Penn or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of National Penn, except, in each case, any sale of whole loans and securitizations in the ordinary course of business and any bona fide internal reorganization.

Regional Advisory Boards; Community Commitment

At or promptly following the effective time, BB&T will invite each member of the National Penn board of directors as of August 17, 2015 to serve as members of a BB&T regional advisory board. As consideration for service on an advisory board, each such member (other than Mr. Fainor) will be entitled to receive compensation in the amount of $50,000 per year for a period of three years following the closing of the merger.

BB&T will also create a charitable foundation, or support an existing charitable foundation acceptable to National Penn, in Pennsylvania dedicated to providing ongoing economic development support to the Lehigh Valley, Pennsylvania and Berks County, Pennsylvania communities. On the closing date, BB&T or National Penn will contribute $5 million in cash to such foundation. In addition, following the effective time, BB&T will use its reasonable best efforts to support a continued meaningful employee presence in the Lehigh Valley, Pennsylvania and Berks County, Pennsylvania communities.

Expenses

Except as otherwise provided in the merger agreement, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger, the merger agreement, the bank merger and the transactions contemplated thereby will be paid by the party incurring such expenses.

Employee Matters

During the period commencing at the effective time and ending on the first anniversary of the closing date, BB&T will cause the surviving corporation to provide each continuing employee of National Penn and its subsidiaries with compensation and employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of BB&T and its subsidiaries; however, BB&T may satisfy this obligation for a transitional period by providing compensation and employee benefits that are substantially comparable in the aggregate to those provided by National Penn or its subsidiaries immediately prior to the effective time.

For a period commencing at the effective time and ending on the first anniversary of the closing date, BB&T will provide severance payments and benefits to each continuing employee of National Penn and its subsidiaries that are no less favorable than certain specified severance payments and benefits.

With respect to any employee benefit plans of BB&T or its subsidiaries in which any employees of National Penn or its subsidiaries become eligible to participate on or after the effective time, BB&T will or will cause the surviving corporation to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under the BB&T plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous National Penn benefit plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or co-insurance and deductibles paid prior to the effective time under a National Penn benefit plan (to the same extent that such credit was given under the analogous National Penn benefit plan prior to the effective time) in satisfying any applicable deductible, co-payment, co-insurance or maximum out-of-pocket requirements under any BB&T plans, and (iii) recognize all service of such employees with National Penn and its subsidiaries for all purposes in any BB&T plan to the same extent that such service was taken into account under the analogous National Penn benefit plan prior to the effective time. The foregoing service recognition will not apply to the extent it would result in duplication of benefits for the same period of services, for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or to any benefit plan that is a frozen plan or provides grandfathered benefits.

Pursuant to the merger agreement, BB&T agrees to assume and honor all National Penn benefit plans in accordance with their terms as of August 17, 2015 or as modified consistent with the terms of merger agreement.

National Penn will either continue National Penn’s 401(k) plan(s) or if, and only if, requested by BB&T in writing not later than ten business days prior to the effective time, National Penn will take all actions as are necessary to terminate National Penn’s 401(k) plan(s), effective no later than the day immediately prior to the effective time, with such termination to be subject to the occurrence of the effective time. BB&T will cause the BB&T 401(k) plans to accept as soon as practicable rollover distributions from current and former employees of National Penn and its subsidiaries with respect to such individuals’ account balances (including loans), if elected by any such individuals.

Indemnification and Insurance

The merger agreement provides that after the effective time, the surviving corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law, all present and former directors, officers and employees of National Penn and its subsidiaries against all costs and liabilities arising out of or pertaining to the fact that such person is or was a director, officer or employee of National Penn or any of its subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time of the merger (including in connection with the merger agreement and the transactions contemplated thereby), and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that, if required, such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires the surviving corporation to maintain for a period of six (6) years after completion of the merger National Penn’s existing directors’ and officers’ liability insurance policies, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the completion of the merger (including the transactions contemplated by the merger agreement). However, the surviving corporation is not required to spend annually more than 250% of the annual premium paid by National Penn as of August 17, 2015 for such insurance, which we refer to as the “premium cap,” and if such premiums for such insurance would at any time exceed that amount, then the surviving corporation will maintain policies of insurance that provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, National Penn, in consultation with, but only upon the consent of, BB&T, may (and at the request of BB&T, National Penn will use its reasonable best efforts to) obtain at or prior to the effective time a six-year “tail” policy under National Penn’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, covenants relating to regulatory filings and approvals (which are described under the section “The Merger— Regulatory Approvals” beginning on page 63), the listing of shares of BB&T common stock to be issued in the merger, coordination with respect to litigation relating to the merger, the assumption by BB&T of National Penn’s obligations with respect to its outstanding debt and trust preferred securities and other agreements, conversion and integration matters, and public announcements with respect to the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger

Each of BB&T and National Penn’s obligation to complete the transactions contemplated by the merger agreement is subject to fulfillment of certain conditions, including:

•	approval of the merger agreement at the special meeting by the requisite vote of National Penn shareholders;

•	the shares of BB&T common stock that will be issuable pursuant to the merger agreement having been authorized for listing on the NYSE, subject to official notice of issuance;

•	the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC, and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC and not withdrawn;

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the bank merger being in effect, and no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger or the bank merger; and

•	all regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the FDIC, the Pennsylvania Department of Banking and the North Carolina Commissioner of Banks of the transactions contemplated by the merger agreement, including the merger and the bank merger, and (y) any other approvals set forth in the merger agreement that are necessary to consummate the transactions contemplated thereby, except for such approvals as would not be material to the surviving corporation, or any other approvals the failure of which to be obtained would reasonably be likely to have, individually, or in the aggregate, a material adverse effect on the surviving corporation, having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired, and no such requisite regulatory approval having resulted in the imposition of any materially burdensome regulatory condition (as described in “The Merger—Regulatory Approvals”).

BB&T’s obligation to complete the transactions contemplated by the merger agreement is also subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of National Penn in the merger agreement as of the date of the merger agreement and as of the closing date, other than, in most cases, inaccuracies that in the aggregate do not have, and would not reasonably be likely to have, a material adverse effect on National Penn or the surviving corporation;

•	performance in all material respects by National Penn of all of its obligations required to be performed under the merger agreement at or prior to the closing date;

•	delivery by National Penn of officers’ certificates as required by the merger agreement; and

•	receipt of an opinion of O’Melveny & Myers LLP, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

National Penn’s obligation to complete the transactions contemplated by the merger agreement is also subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of BB&T in the merger agreement as of the date of the merger agreement and as of the closing date, other than, in most cases, inaccuracies that in the aggregate do not have, and would not reasonably be likely to have, a material adverse effect on BB&T;

•	performance in all material respects by BB&T of all of its obligations required to be performed under the merger agreement at or prior to the closing date;

•	delivery by BB&T of officers’ certificates as required by the merger agreement; and

•	receipt of an opinion of Wachtell, Lipton, Rosen & Katz, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent of BB&T and National Penn;

•	by either BB&T or National Penn, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger, and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either BB&T or National Penn, if the merger has not been completed on or before August 17, 2016, which we refer to as the “termination date,” unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•

by either BB&T or National Penn (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured by the earlier of the termination date and the date that is forty-five days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period; or

•	by BB&T, if, prior to the requisite approval of the merger agreement by National Penn shareholders, (x) National Penn or the National Penn board (i) submits the merger agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by the merger agreement, or recommends to its shareholders an acquisition proposal other than the merger, or (ii) materially breaches its obligations to hold a meeting of its shareholders to approve the merger agreement or not to solicit alternative acquisition proposals; or (y) a tender offer or exchange offer for 20% or more of the outstanding shares of National Penn common stock is commenced (other than by BB&T or one of its subsidiaries), and the National Penn board recommends that the shareholders of National Penn tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten business day period specified in Rule 14e-2(a) under the Exchange Act.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (1) both BB&T and National Penn will remain liable for any liabilities or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information.

Termination Fee

National Penn will be required to pay BB&T a termination fee of $64.5 million if the merger agreement is terminated in either of the following circumstances:

•	In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management of National Penn or has been made directly to its shareholders generally, or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to National Penn, and (A) (1) thereafter the merger agreement is terminated by either BB&T or National Penn because the merger has not been completed prior to the termination date, and National Penn has failed to obtain the required vote of its shareholders, or (2) thereafter the merger agreement is terminated by BB&T based on a breach of the merger agreement by National Penn that would constitute the failure of a closing condition and that has not been cured during the permitted time period or by its nature cannot be cured during such period, and (B) within fifteen months after the date of such termination, National Penn enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”.

•	In the event that the merger agreement is terminated by BB&T pursuant to the last bullet set forth under “The Merger Agreement—Termination of the Merger Agreement” above.

Amendment and Modification

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the merger agreement proposal by the National Penn shareholders, in a writing signed on behalf of each of the parties. However, after any approval of the transactions contemplated by the merger agreement by the National Penn shareholders, the parties may not amend the merger agreement without further approval of such shareholders, if such amendment requires further approval under applicable law.

At any time prior to the effective time of the merger, the parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or (c) waive compliance with any of the agreements or conditions contained in the merger agreement. However, after any approval of the transactions contemplated by the merger agreement by the National Penn shareholders, the parties may not provide any extension or waiver of the merger agreement or any portion thereof without further approval of such shareholders, if such extension or waiver requires further approval under applicable law. Any agreement on the part of a party to any extension or waiver must be in writing.

Governing Law; Jurisdiction

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the National Penn board will be subject to the laws of the Commonwealth of Pennsylvania and matters relating to the fiduciary duties of the BB&T board will be subject to the laws of the State of North Carolina). The parties agree that any action or proceeding in respect of any claim arising out of or related to the merger agreement or the transactions contemplated thereby will be brought exclusively in any federal or state court of competent jurisdiction located in the State of Delaware.

Specific Performance

BB&T and National Penn agree that irreparable damage would occur if any provision of the merger agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, each party will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof, in addition to any other remedy to which they are entitled at law or in equity.

ADVISORY (NON-BINDING) VOTE ON MERGER-RELATED COMPENSATION

FOR NATIONAL PENN’S NAMED EXECUTIVE OFFICERS

Pursuant to Rule 14a-21(c) of the Exchange Act and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which we refer to as the “Dodd-Frank Act,” National Penn is providing its shareholders with a separate advisory (non-binding) vote to approve the merger-related compensation for its named executive officers as described in “Interests of National Penn’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to National Penn’s Named Executive Officers.”

Shareholders are being asked to approve the following resolution on an advisory (non-binding) basis:

“RESOLVED, that the compensation that may be paid or become payable to National Penn’s named executive officers in connection with the merger, and the agreement or understandings pursuant to which such compensation may be paid or become payable, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of National Penn’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to National Penn’s Named Executive Officers,” is hereby APPROVED.”

The vote is advisory in nature and, therefore, is not binding on National Penn or on BB&T or the boards of directors or the compensation committees of National Penn or BB&T, regardless of whether the merger proposal is approved.

Approval of this advisory (non-binding) proposal is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on National Penn or the surviving corporation in the merger. If the merger is completed, the merger-related compensation may be paid to National Penn’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements and the outcome of this advisory (non-binding) vote will not affect National Penn’s or BB&T’s obligations to make these payments even if National Penn shareholders do not approve, by advisory (non-binding) vote, this proposal.

The vote on the merger-related named executive officer compensation is separate from the vote to approve the merger agreement. You may vote “against” the merger-related named executive officer compensation and “for” approval of the merger agreement and vice versa. You also may abstain from this proposal and vote on the merger agreement proposal and vice versa.

The National Penn board unanimously recommends that you vote “FOR” the approval, in a non-binding advisory vote, of the merger-related named executive officer compensation proposal.

ADJOURNMENT OF THE SPECIAL MEETING TO SOLICIT

ADDITIONAL PROXIES

National Penn shareholders are being asked to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. If this proposal is approved, the special meeting could be successively adjourned to any date. In accordance with Section 1756 of the PBCL, a vote on adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement may be taken in the absence of a quorum. National Penn does not intend to adjourn the special meeting to solicit additional proxies if the merger agreement is approved at the special meeting.

The National Penn board unanimously recommends that you vote “FOR” adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

INTERESTS OF NATIONAL PENN’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the National Penn board that you vote to approve the merger agreement, you should be aware that National Penn’s directors and executive officers have interests in the merger that are different from, or in addition to, those of National Penn’s shareholders generally. The National Penn board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve and adopt the merger agreement and the transactions contemplated thereby and (ii) resolve to recommend the approval of the merger agreement to National Penn shareholders. National Penn’s shareholders should take these interests into account in deciding whether to vote “FOR” the proposal to approve the merger agreement and whether to vote “FOR” the proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for National Penn’s named executive officers in connection with the merger. These interests are described in more detail below, and certain of them are quantified in the narrative below and the table below.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions, as well as those described in the footnotes to the table under the heading “—Quantification of Payments and Benefits to National Penn’s Named Executive Officers” below, were used:

•	The relevant price per share of National Penn common stock is $12.34, which is the average closing price per share over the first five business days following the announcement of the merger agreement; and

•	The effective time of the merger is assumed to occur on October 16, 2015 solely for purposes of the disclosure in this section, and each named executive officer is assumed to experience a qualifying termination of employment (as discussed below) on such date.

Treatment of National Penn Equity Awards

Treatment of Stock Options. At the effective time, each National Penn stock option will fully vest and be converted into a stock option exercisable for that number of shares of BB&T common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of National Penn common stock subject to the National Penn stock option immediately prior to the effective time multiplied by (ii) the exchange ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of National Penn common stock of the National Penn stock option immediately prior to the effective time by (B) the exchange ratio. Each National Penn stock option assumed and converted will continue to be subject to the same terms and conditions (other than vesting conditions) as applicable immediately prior to the effective time.

Treatment of Restricted Stock Awards. At the effective time, each National Penn restricted stock award will fully vest and be converted into the right to receive, without interest, the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement.

Treatment of Restricted Stock Unit Awards. At the effective time, each National Penn restricted stock unit award will fully vest and be converted into the right to receive, without interest, a payment equal to the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement.

Treatment of Deferred Stock Unit Awards. At the effective time: (i) each National Penn settled deferred stock unit award will fully vest and be converted into the right to receive, without interest, a payment equal to the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement; and (ii) each National Penn deferred stock unit award that is outstanding immediately prior to the effective time and that will not settle in connection with the merger will fully vest and be converted, at the election of the holder, into either (A) a BB&T converted deferred stock unit award with respect to a number of shares of BB&T common stock equal to the product of (1) the number of shares of National Penn common stock subject to the National Penn deferred stock unit award immediately prior to the effective time multiplied by (2) the exchange ratio, with the BB&T converted deferred stock unit award to settle in accordance with the applicable deferral election, or (B) a BB&T converted deferred cash account with an initial account balance equal to the product of (1) the number of shares of National Penn common stock subject to the National Penn deferred stock unit award immediately prior to the effective time multiplied by (2) the cash consideration, with the BB&T converted deferred cash account to be paid in accordance with the applicable deferral election.

Quantification of Value of Unvested Equity Awards. For an estimate of the value to be received by each of National Penn’s named executive officers in respect of their unvested National Penn equity awards outstanding as of the date hereof, assuming all such awards vested at the effective time, see “—Quantification of Payments and Benefits to National Penn’s Named Executive Officers” below. The estimated aggregate value to be received by National Penn’s other two executive officers who are not named executive officers in respect of their unvested National Penn equity awards assuming all such awards vested at the effective time is $194,135, with $2,865 in respect of unvested stock option awards and $191,270 in respect of unvested restricted stock awards. We estimate that the aggregate value to be received by National Penn’s ten non-employee directors for their unvested National Penn restricted stock units outstanding as of the date hereof assuming all such units vested at the effective time is $2,298,522.

Prior Employment Agreement between Scott V. Fainor and National Penn

National Penn previously entered into an employment agreement with Scott V. Fainor, its President and Chief Executive Officer, which provides for a lump sum cash payment upon consummation of a change in control of National Penn equal to 1.5 times Mr. Fainor’s average taxable income over the five years preceding the year in which the change in control occurs, plus an additional amount, if any, necessary to cover excise taxes imposed on the payments to Mr. Fainor by reason of Sections 4999 and 280G of the Code.

In full satisfaction of National Penn’s obligations to Mr. Fainor under the National Penn employment agreement, National Penn will pay Mr. Fainor a lump sum cash payment upon the effective time and Mr. Fainor has agreed to waive his right to the excise tax gross-up with respect to taxes imposed by reason of Sections 4999 and 280G of the Code. See “—Quantification of Payments and Benefits to National Penn’s Named Executive Officers” below for the value of this lump sum cash payment. Mr. Fainor’s National Penn employment agreement will terminate at the effective time.

As described below in “—Retention and Consulting Agreements with BB&T,” Mr. Fainor has entered into a retention agreement with BB&T that will be effective as of the effective time. The potential retention payments payable by BB&T under Mr. Fainor’s new retention agreement will only become payable subject to his continued employment by BB&T after the effective time or in connection with certain terminations thereof.

Prior Employment and Change in Control Agreements between Other Executive Officers and National Penn

National Penn previously entered into employment or change in control agreements with certain of its executives, including all of its executive officers (other than Mr. Fainor), which provide for severance benefits in the event of a termination of employment by National Penn without cause or a resignation by the executive for good reason, in each case, within 24 months (in the case of Michael J. Hughes, National Penn’s Senior Executive Vice President and Chief Financial Officer, Sandra L. Bodnyk, National Penn’s Senior Executive Vice President and Chief Risk Officer, and David B. Kennedy, National Penn’s Senior Executive Vice President and Chief Banking Officer) or 180 days (in the case of other executive officers) following the change in control (which we refer to as a “qualifying termination”).

The agreements provide that, in the event of a qualifying termination, the executive officer would be entitled to:

•	a lump sum cash payment equal to two times (one-and-one-half times and one times, respectively, in the case of National Penn’s two executive officers who are not named executive officers) the sum of (1) his or her annual base salary in effect immediately prior to the change in control, plus (2) in the case of Messrs. Hughes and Kennedy and Ms. Bodnyk, his or her average cash bonus over the most recent three years;

•	in the case of Messrs. Hughes and Kennedy and Ms. Bodnyk, continuation of life and long-term disability insurance coverage and an automobile allowance for 24 months following the qualifying termination; and

•	in the case of other executive officers, outplacement benefits not to exceed $7,500.

Under the employment agreements with Messrs. Hughes and Kennedy and Ms. Bodnyk, any payments or benefits payable to the executive officer would be cutback to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code, unless the executive officer would be better off on an after-tax basis receiving all such payments or benefits.

In full satisfaction of National Penn’s obligations to these named executive officers under the National Penn employment or change in control agreements, National Penn will pay these named executive officers a lump sum cash payment upon the effective time, and these National Penn agreements will terminate at the effective time. See “—Quantification of Payments and Benefits to National Penn’s Named Executive Officers” below for the value of these lump sum cash payments. The estimated aggregate amount that would be payable to National Penn’s other executive officers upon a qualifying termination under their respective change in control agreements is $443,192.

As described below in “—Retention and Consulting Agreements with BB&T,” each of Messrs. Hughes, Kennedy, and Sean P. Kehoe, National Penn’s Executive Vice President, Chief Legal Officer, and Corporate Secretary, and Ms. Bodnyk have entered into retention or consulting agreements with BB&T that will be effective as of the effective time. The potential retention payments payable by BB&T under the new retention or consulting agreements will only become payable subject to each executive’s continued employment or service with BB&T after the effective time or in connection with certain terminations thereof.

Retention and Consulting Agreements with BB&T

In connection with National Penn’s entry into the merger agreement with BB&T, each of National Penn’s named executive officers entered into either a retention agreement (in the case of Messrs. Fainor, Kennedy, and Kehoe, and Ms. Bodnyk) or a consulting agreement (in the case of Mr. Hughes) with BB&T that will be effective as of the effective time of the merger.

The retention agreements with each of Messrs. Fainor, Kennedy, and Kehoe, and Ms. Bodnyk provide for a total retention bonus ($2,700,000 for Mr. Fainor, $725,000 for Ms. Bodnyk, $600,000 for Mr. Kennedy, and $400,000 for Mr. Kehoe) that vests in equal quarterly installments over three years following the effective time, in the case of Mr. Fainor, and two years following the effective time in the case of Messrs. Kennedy and Kehoe and Ms. Bodnyk, subject to continued employment. The retention bonuses will vest in full, however, upon a termination of employment by BB&T without cause, a resignation by the executive with good reason, or a termination of employment due to the executive’s death or disability.

Mr. Hughes’ consulting agreement provides for a consulting term of six months following the effective time and a consulting fee of $75,000 per month. In addition, Mr. Hughes’ agreement provides for a retention bonus of $900,000 that vests in equal quarterly installments through the first anniversary of the effective time, subject to his provision of services during the consulting period and compliance with restrictive covenants thereafter, although his retention bonus will vest in full upon a termination of service by BB&T without cause, a resignation by Mr. Hughes with good reason, or a termination due to his death or disability. If Mr. Hughes’s service is terminated by BB&T without cause or he resigns with good reason, he will be entitled to a lump sum cash payment equal to the sum of the unpaid consulting fees for the consulting period.

Under the retention or consulting agreements, any payments or benefits payable to the executive officer will be cutback to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code. The retention and consulting agreements also include restrictive covenants in favor of BB&T, including an indefinite restriction on the disclosure of confidential information and noncompetition and nonsolicitation covenants. The noncompetition and nonsolicitation covenants apply (1) in the case of Mr. Fainor, until the later of his last day of employment and the second anniversary of the last date upon which any installment of the retention bonus vests, (2) in the case of Messrs. Kennedy and Kehoe and Ms. Bodnyk, until the later of their last day of employment and the first anniversary of the last day upon which any installment of the retention bonus vests, and (3) in the case of Mr. Hughes, during his consulting period and for the one-year period thereafter.

Split-Dollar Insurance Plan

Each of National Penn’s executive officers (other than one executive officer who is not a named executive officer) participate in the National Penn Bank Split Dollar Insurance Plan, which provides for a death benefit of $300,000 (in the case of Messrs. Fainor, Hughes, Kennedy, and Kehoe and Ms. Bodnyk) or $100,000 (in the case of the remaining executive officer who is not a named executive officer) during employment while the plan is in place. Under the terms of the plan, upon the executive officer attaining age 65 or a change in control, the death benefit will be payable regardless of whether the executive officer is employed at the time of his or her death.

For the present value of the premiums that would be payable in respect of insurance policies for National Penn’s named executive officers through the date on which they attain age 65, see “—Quantification of Payments and Benefits to National Penn’s Named Executive Officers” below. The aggregate present value of the premiums that would be payable in respect of the insurance policy for the remaining executive officer who is not a named executive officer through the date on which he attains age 65 is $12,439.

2015 Annual Bonuses

Under the merger agreement, National Penn has the right to pay full year annual bonus awards based on actual performance in respect of the 2015 fiscal year upon the earlier of (i) immediately prior to the effective time and (ii) the time when bonuses in respect of the 2015 fiscal year would ordinarily be paid (subject to earlier payment for tax planning purposes with respect to Sections 280G and 4999 of the Code).

As actual National Penn performance for the 2015 fiscal year is not known as of the date of this proxy statement/prospectus, we cannot determine the actual amount, if any, that an executive officer will be entitled to receive under the bonus plan for the 2015 fiscal year. The maximum annual bonus that each of our named executive officers would be eligible to receive in respect of the 2015 fiscal year is as follows: Mr. Fainor, $663,256; Mr. Hughes, $380,055; Ms. Bodnyk, $320,671; Mr. Kennedy, $269,205; and Mr. Kehoe, $168,300. The maximum annual bonus that our executive officers who are not named executive officers would be eligible to receive in respect of the 2015 fiscal year in the aggregate is $125,300.

2016 Annual Bonuses

Under the merger agreement, if the effective time has not occurred by January 1, 2016, National Penn has the right to pay prorated annual bonus awards in respect of the 2016 fiscal year for the period from January 1, 2016 through the closing date, based on the annual bonuses payable in respect of the 2015 fiscal year.

If the effective time were to occur as of the date of this proxy statement/prospectus, no executive officer would be entitled to a prorated bonus in respect of the 2016 fiscal year.

2016 Annual Equity Awards

Under the terms of the merger agreement, if the effective time has not occurred by January 1, 2016, National Penn may make grants of annual equity awards to directors and employees that would ordinarily be made in January 2016, including executive officers, in the ordinary course of business, consistent with past practice, subject to certain limitations. In addition, under the merger agreement, National Penn is permitted to accelerate the vesting of certain equity awards that would have otherwise vested in January 2016 so that they vest in 2015 for tax planning purposes with respect to Sections 280G and 4999 of the Code.

Individual allocations of these awards to directors and executive officers will be determined by the Compensation Committee of the Board of Directors of National Penn and have not been determined at this time. Upon completion of the merger, these awards will be treated in the same manner as the awards outstanding as of the date hereof as described above.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that after the effective time, BB&T will indemnify and hold harmless all present and former directors, officers and employees of National Penn and its subsidiaries against all costs and liabilities arising out of the fact that such person is or was a director, officer, or employee of National Penn or any of its subsidiaries and pertaining to matters, actions, or omissions existing or occurring at or prior to the effective time, to the fullest extent permitted by applicable law, and will also advance expenses to such persons to the fullest extent permitted by applicable law; however, if required, such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Subject to certain limitations, the merger agreement also requires BB&T to maintain, for a period of six years after the completion of the merger, National Penn’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the completion of the merger. However, BB&T will not be required to spend annually in the aggregate an amount in excess of 250% of the annual premium currently paid by National Penn under its current policy. In lieu of the foregoing, National Penn may, with the consent of BB&T, obtain at or prior to the effective time a six-year prepaid “tail” policy under National Penn’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence, if such policy can be obtained at an aggregate price of no more than the cap described in the preceding sentence. For additional information see the section entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 84 of this proxy statement/prospectus.

Regional Advisory Board

At or promptly following the effective time, BB&T will invite each member of the National Penn board of directors as of August 17, 2015 to serve as members of a BB&T regional advisory board. As consideration for service on an advisory board, each such member (other than Mr. Fainor) will be entitled to receive compensation in the amount of $50,000 per year for a period of three years following the closing of the merger.

Quantification of Payments and Benefits to National Penn’s Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of National Penn that is based on, or otherwise relates to, the merger (which we refer to as “merger-related compensation”).

As described above in “—Retention and Consulting Agreements with BB&T,” each of National Penn’s named executive officers has entered into a retention or consulting agreement with BB&T that will become effective upon the effective time of the merger. The merger-related compensation described below payable by National Penn upon the effective time is based on the existing agreements with National Penn, which are being terminated in connection with the merger, and does not include amounts payable under the new retention or consulting agreements with BB&T following the effective time of the merger. For additional details regarding the terms of the payments that the named executive officers may be entitled to receive under the new retention or consulting agreements with BB&T, as well as terms of the payments and benefits described below, see the discussion under the heading “Interests of National Penn Directors and Executive Officers in the Merger” above.

The table below sets forth the amount of payments and benefits that each of National Penn’s named executive officers would receive in connection with the merger, based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, reflects the vesting of certain equity awards held by the named executive officers as of October 16, 2015 that would vest in accordance with their terms prior to the effective time, and does not reflect certain compensation actions that may occur before the effective time, including the grants of 2016 equity awards. For purposes of calculating such amounts, in addition to the assumptions described in the footnotes to the table below, the following assumptions were used:

•	The amounts below are determined using a price per share of National Penn common stock of $12.34, the average closing price per share over the first five business days following the announcement of the merger agreement; and

•	The effective time of the merger is assumed to occur on October 16, 2015 solely for purposes of the disclosure in this section, and each named executive officer is assumed to experience a qualifying termination on such date.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Scott V. Fainor	2,896,390	2,709,593	42,857	—	5,648,840
Michael J. Hughes	1,720,660	1,811,890	51,543	—	3,584,093
Sandra L. Bodnyk	1,451,803	1,355,623	61,420	—	2,868,846
David B. Kennedy	1,218,118	972,849	42,594	—	2,233,561
Sean P. Kehoe	572,220	233,251	31,316	—	836,787

(1)	Cash. The employment agreement between National Penn and Mr. Fainor provides for a lump sum cash payment upon consummation of a change in control of National Penn equal to 1.5 times Mr. Fainor’s average taxable income over the five years preceding the year in which the change in control occurs. The employment and change in control agreements with each of the other named executives provide for the following cash severance payments in the event of a qualifying termination following a change in control of National Penn: a lump sum cash payment equal to two times the sum of (1) the named executive officer’s annual base salary in effect immediately prior to the change in control, plus (2) in the case of Messrs. Hughes and Kennedy and Ms. Bodnyk, his or her average cash bonus over the most recent three years. The cash payment under Mr. Fainor’s employment agreement would be “single-trigger,” while the cash payments under the employment or change in control agreements with the other named executive officers would be “double-trigger.” As described above, however, in connection with the merger, the agreements between the named executive officers and National Penn will terminate and each executive will be entitled to receive a “single-trigger” lump sum cash payment from National Penn under these agreements immediately prior to the effective time in full satisfaction of all obligations thereunder, which is the amount reflected in the table. The potential retention payments payable by BB&T under the new retention or consulting agreements are not included in the table, and these amounts will only become payable subject to each executive’s continued employment or service after the effective time or in connection with certain terminations thereof.

(2)	Equity. As described above, all unvested equity-based awards held by National Penn’s named executive officers will become vested at the effective time (i.e., “single-trigger” vesting) and will either (a) be settled for the merger consideration, in the case of National Penn restricted stock awards, or (b) be assumed by BB&T, in the case of National Penn stock options. Set forth below are the values of each type of equity-based award outstanding as of the date hereof that would become vested upon the effective time, based on a price per share of National Penn common stock of $12.34, the average closing price per share over the first five business days following the announcement of the merger agreement.

Name	Stock Options ($)	Restricted Stock ($)
Scott V. Fainor	—	2,709,593
Michael J. Hughes	269,600	1,542,290
Sandra L. Bodnyk	—	1,355,623
David B. Kennedy	—	972,849
Sean P. Kehoe	—	233,251

(3)	Perquisites/Benefits. The amount in the table reflects the present value of the premiums that would be payable in respect of the insurance policy under the National Penn Split-Dollar Insurance Plan for each named executive officer through the date on which he or she attains age 65. Such benefit is “single-trigger.” As discussed in “—Prior Employment and Change in Control Agreements between Other Executive Officers and National Penn” above, each National Penn named executive officer (other than Mr. Fainor) would also be entitled upon a qualifying termination of employment to receive either (a) continuation of life and long-term disability insurance coverage and an automobile allowance for 24 months following the qualifying termination (in the case of Messrs. Hughes and Kennedy and Ms. Bodnyk) or (b) outplacement benefits not to exceed $7,500 (in the case of Mr. Kehoe); however, in connection with the merger, the agreements between National Penn and the named executive officers will terminate and each executive will be entitled to receive a lump sum cash payment in full satisfaction of the obligations thereunder, and as such will have no right to receive the life and disability insurance coverage, automobile allowance, or outplacement services. Therefore, the value of these benefits has been excluded from the table. An estimate of the aggregate value of these foregone benefits is as follows: $20,872 for Mr. Hughes; $22,279 for Ms. Bodnyk; $19,500 for Mr. Kennedy; and $7,500 for Mr. Kehoe.
(4)	Tax Reimbursement. The employment agreement between National Penn and Mr. Fainor provides for an additional amount, if any, necessary to cover excise taxes imposed on the payments to Mr. Fainor by reason of Sections 4999 and 280G of the Code. As discussed in “—Prior Employment and Change in Control Agreements between Scott V. Fainor and National Penn” above, in connection with the merger, the agreement between National Penn and Mr. Fainor will terminate and he will be entitled to receive a lump sum cash payment from National Penn in full satisfaction of the obligations thereunder, and as such, he will not be entitled to any tax reimbursement payments. None of the other named executive officers of National Penn have a right to tax reimbursement payments.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of National Penn common stock that exchange their shares of National Penn common stock for shares of BB&T common stock and cash in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those National Penn common shareholders that hold their shares of National Penn common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of National Penn common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of National Penn common stock that received National Penn common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of National Penn common stock that holds National Penn common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of National Penn or BB&T. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of National Penn common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds National Penn common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding National Penn common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to BB&T’s obligation to complete the merger that BB&T receive an opinion from O’Melveny & Myers LLP, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to National Penn’s obligation to complete the merger that National Penn receive an opinion from Wachtell, Lipton, Rosen & Katz, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of O’Melveny & Myers LLP and Wachtell, Lipton, Rosen & Katz has delivered an opinion to BB&T and National Penn, respectively, to the same effect as the opinions described above. These opinions will be based on representation letters provided by BB&T and National Penn and on customary factual assumptions. None of the opinions described above will be binding on the Internal Revenue Service. BB&T and National Penn have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Accordingly, and on the basis of the foregoing opinions, as a result of the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging your National Penn common stock for BB&T common stock and cash (other than cash received in lieu of a fractional share), you generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the BB&T common stock received pursuant to the merger over your adjusted tax basis in the shares of National Penn common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). If you acquired different blocks of National Penn common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the National Penn common stock surrendered exceeds one year. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis in the shares of BB&T common stock that you receive in the merger, including any fractional share interests deemed received and redeemed as described below, will equal your aggregate adjusted tax basis in the National Penn common stock you surrender, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized by you (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. Your holding period for the shares of BB&T common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of National Penn common stock that you surrender in the exchange.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of BB&T. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of National Penn common stock solely for BB&T common stock and then BB&T immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the BB&T common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of BB&T. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of BB&T that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of BB&T that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Instead of a Fractional Share

If you receive cash instead of a fractional share of BB&T common stock, you will be treated as having received the fractional share of BB&T common stock pursuant to the merger and then as having exchanged that fractional share for cash in redemption by BB&T. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of BB&T common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of National Penn common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of National Penn common stock you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

COMPARISON OF SHAREHOLDERS’ RIGHTS

BB&T is incorporated under the laws of the State of North Carolina, and, accordingly, the rights of BB&T shareholders are governed by North Carolina law. National Penn is incorporated under the laws of the Commonwealth of Pennsylvania, and, accordingly, the rights of National Penn shareholders are governed by Pennsylvania law. Consequently, after the effective time of the merger, the rights of former National Penn shareholders who receive BB&T common stock as merger consideration will be governed by North Carolina law and determined by reference to BB&T’s organizational documents.

The following is a summary of certain material differences between (i) the current rights of National Penn shareholders under the National Penn charter, the National Penn bylaws and Pennsylvania law, including the PBCL, and (ii) the current rights of BB&T shareholders under the BB&T charter, the BB&T bylaws and North Carolina law, including the North Carolina Business Corporation Act, which we refer to as the “NCBCA,” which will govern the rights of National Penn shareholders who become BB&T shareholders following the merger.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to National Penn and BB&T’s governing documents and the provisions of the PBCL and the NCBCA, which we urge you to read carefully and in their entirety. Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 113 of this proxy statement/prospectus.

BB&T	National Penn

Authorized Capital Stock

BB&T is authorized to issue 2,005,000,000 shares, divided into two (2) classes consisting of:	National Penn is authorized to issue 251,000,000 shares, divided into two (2) classes consisting of:

(i) 2,000,000,000 shares of common stock, par value $5.00 per share; and	(i) 250,000,000 shares of common stock, without par value; and

(ii) 5,000,000 shares of preferred stock, par value $5.00 per share.	(ii) 1,000,000 shares of preferred stock, without par value.

The BB&T board is authorized to issue the preferred stock in one or more series.	The National Penn board is authorized to issue the preferred stock in one or more series.

Voting Rights

Under the BB&T bylaws, each outstanding share having voting rights, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.	Under the National Penn charter, each outstanding share of common stock is entitled to one vote per share.

Quorum

Under the BB&T bylaws, at all meetings of BB&T’s shareholders, a majority of the shares entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum, unless a greater number is required by law.	Under the National Penn bylaws, at all meetings of National Penn shareholders, a majority of the votes that all shareholders are entitled to cast, represented in person or by proxy, shall constitute a quorum.

BB&T	National Penn

Rights of Preferred Stock

The BB&T articles authorize the board to issue from time to time one or more series, to provide the issuance of, and to fix and determine the relative rights, voting powers, preferences, limitations and designations of preferred stock.

As of the date of this proxy statement/prospectus, 107,000 shares of BB&T preferred stock were issued and outstanding.

The National Penn charter authorizes the board to fix the voting rights, designations and preferences, priorities, qualifications, limitations and other terms and rights of any series of preferred stock and to issue such preferred stock from time to time in one or more series.

As of the date of this proxy statement/prospectus, no shares of National Penn preferred stock were outstanding.

Number of Directors

The BB&T bylaws require that there be not less than three (3) and no more than twenty-five (25) directors on the BB&T board. There are currently twenty (20) members of the BB&T board.

The National Penn charter requires that there be not less than eight (8) and no more than twenty (20) directors on the National Penn board. The board may determine the number of directors from time to time.

There are currently eleven (11) members of the National Penn board.

Classified Board

BB&T does not have a classified board. The directors of BB&T are elected annually.	The directors of National Penn are divided into three classes, each serving staggered three-year terms, so that one-third of the directors are elected at each annual meeting of shareholders.

Election of Directors

The BB&T articles provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders in uncontested elections, with a plurality voting standard retained for contested director elections.	Under the PBCL, directors are elected by a plurality of the votes cast by shareholders. National Penn has adopted a director resignation policy in its corporate governance guidelines whereby any nominee who, in an uncontested election of directors at which a quorum is present, receives a greater number of votes “withheld” than votes “for” his or her election, is expected to resign from the board upon the request of the board.

Filling Vacancies on the Board of Directors

Under the BB&T bylaws, vacancies, including vacancies not filled by the shareholders and any vacancies created by an increase in the number of directors, may be filled by a majority of the remaining directors.	Under the National Penn charter, vacancies, including any vacancies as a result of removal, may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum of the board.

Cumulative Voting

The BB&T articles and the BB&T bylaws do not provide for cumulative voting.	The National Penn charter prohibits cumulative voting.

BB&T	National Penn

Requisite Vote for Shareholder Approval

Action on a matter (other than the election of directors) is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by the NCBCA or by the BB&T articles or a bylaw adopted by shareholders.

Except as otherwise specified by law or as otherwise specified in the National Penn charter, for general corporate action of National Penn shareholders, the affirmative vote of a majority of the votes cast at a meeting of shareholders is required for approval.

The National Penn charter requires that a plan of merger, consolidation, share exchange or sale, lease, exchange or other transfer of all or substantially all of the assets of National Penn, or any similar transaction must be approved by the affirmative vote of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast; provided that, if such transaction involves a shareholder holding 5% or more of National Penn’s total voting power, the transaction must be approved by the affirmative vote of shareholders with at least 80% of National Penn’s total voting power, unless such transaction has been approved in advance by a majority of National Penn directors who are not affiliated with such interested shareholder.

Removal of Directors

Under the BB&T bylaws, directors may be removed only for cause by the shareholders, and unless the entire board is removed, an individual director may not be removed when the number of shares voting against the proposal for removal would be sufficient to elect a director if such shares could be voted cumulatively at an annual election.	The National Penn charter provides that any director or the entire board may be removed at any time by the shareholders, with or without cause, but only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock then entitled to vote in the election of directors at a meeting of shareholders called for that purpose.

Shareholder Proposals

The BB&T bylaws provide that for business to be properly brought before an annual meeting by a shareholder, the shareholder must give timely written notice to the secretary of BB&T, in addition to any notice required by applicable law

To be timely, notice must be given at least (i) in the case of an annual meeting, one hundred and twenty (120) days nor more than one hundred and fifty (150) days before the first anniversary of the notice date of BB&T’s proxy statement for the preceding year’s annual meeting of shareholders or (ii) in the case of a special meeting, at least one hundred and twenty (120) days but no more than one hundred and fifty (150) days in advance of the meeting date of the special meeting. If, however, the first public announcement of

The National Penn bylaws provide that in order for nominations or other business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the secretary of National Penn and any proposed business other than director nominations must constitute a proper matter for shareholder action.

To be timely, a shareholder’s notice for an annual meeting must be made in writing and received by the corporate secretary of National Penn (i) no later than one hundred fifty (150) days prior to the first anniversary of the previous year’s annual meeting and (ii) not more than one hundred eighty (180) days prior to such anniversary date. If, however, the date

BB&T	National Penn

the date of the special meeting is less than one hundred and fifty (150) days prior to the date of the special meeting, notice by the shareholder shall not be later than the tenth (10th) day following the first public notice of the date for such special meeting; provided, further, if the special meeting is called for purposes not including the election of directors, notice by a shareholder may relate solely to items of business and not to nomination of any candidates for election as a director.

Notwithstanding the notice period specified above, in the event that the date of an annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from the first anniversary date of the preceding year’s annual meeting, notice by a shareholder must be delivered no earlier than the one hundred and fiftieth (150th) day prior to such annual meeting and no later than the later of the one hundred and twentieth (120th) day prior to such annual meeting; provided, however, if the first public announcement date of such annual meeting is less than one hundred and fifty (150) days prior to the date of such annual meeting, notice by the shareholder shall not be later than the tenth (10th) day following the public notice date for such annual meeting.

Except to the extent otherwise required by law, the adjournment or postponement of a meeting of shareholders, or the public announcement thereof, shall not commence a new time period for the giving of a shareholder’s notice as described above.

Shareholder notice for proposals to be brought before a meeting shall contain the following (in addition to any information required by applicable law): (i) the name and address of the shareholder of record who intends to present the proposal and of all beneficial owners, if any, on whose behalf the proposal is made; (ii) the number of shares of each class of capital stock of the corporation beneficially owned by the shareholder of record and such beneficial owners and the nature of such ownership; (iii) a description of the business proposed to be introduced to the meeting of shareholders; (iv) any material interest, direct or indirect, which the shareholder or beneficial owners may have in the business described in the notice; and (v) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present the proposal.

of the annual meeting has been changed by more than thirty (30) calendar days from the date of the most recent previous annual meeting, a shareholder’s notice will be timely if received (i) on or before the later of (x) one hundred fifty (150) calendar days before the date of the annual meeting at which such business is to be presented or (y) thirty (30) calendar days following the first public announcement by National Penn of the date of such public meeting and (ii) not later than fifteen (15) calendar days prior to the scheduled mailing of National Penn’s proxy materials for such annual meeting.

Any notice of shareholder business at an annual meeting shall contain the following: (i) the name and address of such shareholder and of any beneficial owner on whose behalf the proposal or nomination is made; (ii) (a) the number and class of shares of capital stock of National Penn which are owned beneficially and of record by the shareholder and the beneficial owner, (b) any option, warrant, convertible security, stock appreciation right or other derivative securities with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of National Penn shares or any other opportunity to profit from any increase or decrease in the value of National Penn shares, (c) any proxy, contract, arrangement, understanding or relationship pursuant to which any such shareholder has a right to vote any share of National Penn’s securities, (d) any short interest in any National Penn security, (e) any rights to dividends on National Penn shares that are owned beneficially by such shareholder that are separated or separable from the underlying shares of National Penn, (f) any proportionate interest in National Penn shares or derivative instruments held, directly or indirectly, by a general or limited partnership in which such shareholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (g) any performance-related fees (other than any asset-based fees) that such shareholder is entitled to based on any increase or decrease in the value of National Penn shares or derivative instruments; (iii) all information relating to such shareholder and beneficial owner that would be required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; and (iv) a description of all agreements, arrangements and understandings between such

BB&T	National Penn
shareholder and beneficial owner, if any, and any other person in connection with the proposal of such business by such shareholder.

Director Nominations by Shareholders

The BB&T bylaws provide that for shareholder nominations of directors to be properly brought before a shareholder meeting, in addition to the information generally required in a written notice of a shareholder proposal (as set forth above), such notice must set forth (i) the nominee’s full name and residential address; (ii) the nominee’s age; (iii) the nominee’s principal occupation(s) during the past five (5) years; (iv) the nominee’s previous and/or current memberships on all public company boards of directors; (v) the number and types of securities of the corporation beneficially owned, if any, by the nominee; (vi) any agreements, understandings or arrangements between the nominee and any other person or persons with respect to the nominee’s nomination or service on the board or the capital stock or business of the corporation; (vii) any bankruptcy filings of the nominee or any affiliate of the nominee; (viii) any criminal convictions of the nominee or any affiliate of the nominee; (ix) any civil actions or actions by the SEC or other regulatory agency against the nominee or an affiliate of the nominee whereby they were found to have violated any federal or state securities law; and (x) a signed statement by the nominee consenting to serve as a director if elected.

In addition, within ten (10) days of a request by BB&T, a shareholder nominating a candidate for election as a director must also deliver to BB&T any additional information reasonably requested by the corporation concerning the shareholder or the nominee for election as a director of the corporation as would be required, pursuant to applicable law, to be disclosed in the proxy materials concerning all persons nominated (by BB&T or otherwise) for election as a director of the corporation, whether or not the nominee is to be included in the corporation’s proxy statement.

BB&T may also require, within ten (10) days of a request by the corporation, any proposed nominee to furnish such other information as may be reasonably required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation or a member of any committee of the board, or that could be material to a reasonable shareholder’s understanding of the qualifications or independence, or lack thereof, of such nominee. Within then (10) days of

The National Penn bylaws provide that for shareholder nominations of directors to be properly brought before a shareholder meeting, in addition to the information generally required in a written notice of a shareholder proposal (as set forth above), such notice must set forth, as to each person whom the shareholder proposes to nominate for election or reelection as a director, (i) all information relating to the proposed nominee that would be required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; (ii) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings between the proposed nominee and the proposing shareholder and beneficial owner during the past three years, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if such shareholder or beneficial owner were a “registrant” for purposes of such rule and the nominee were a director or named executive officer of such registrant; and (iii) a completed and signed written questionnaire, including any additional information that National Penn may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of or that could be material to a reasonable shareholder’s understanding of the proposed nominee’s independence (or lack thereof) from any third party, as well as a background and qualification questionnaire and a signed written representation and agreement in the form as required by National Penn’s bylaws.

BB&T	National Penn
a request by the corporation, a nominee shall execute an acknowledgment, in a form reasonably acceptable to the corporation, that the nominee will abide by BB&T’s Corporate Governance Guidelines, Code of Ethics for Directors, Related Person Transactions Policy and Procedures, risk management policies and such other policies and procedures as may be adopted or amended from time-to-time by the corporation and that are otherwise generally applicable to directors.

Shareholder Action by Written Consent

Under § 55-7-04 of the NCBCA, action to be adopted or taken at a shareholders’ meeting may be adopted or taken without a meeting only upon the unanimous written consent of shareholders, in which case no action by the board of directors shall be required. The action must be evidenced by one or more unrevoked written consents bearing the date of signature and signed by shareholders sufficient to take the action without a meeting, before or after such action, describing the action taken and delivered to the corporation for inclusion in the minutes or filing with the corporate records.	Under § 2524 of the PBCL, action may be authorized by the shareholders without a meeting by less than unanimous consent only if permitted by its articles. National Penn’s charter does not provide for action by less than unanimous written consent.

Articles Amendments

The BB&T articles may be amended upon shareholder approval by a majority of the votes cast within each voting group entitled to vote.

As a general matter, the National Penn charter may be amended upon shareholder approval by a majority of the votes cast by each shareholder entitled to vote.

However, the National Penn charter provides that the amendment or repeal of, or adoption of any provision inconsistent with, certain provisions relating to the classification and number of directors, the filling of board vacancies or the removal of directors requires the affirmative vote of shareholders holding at least two-thirds of the outstanding voting shares.

The National Penn charter also provides that the amendment or repeal of, or adoption of any provision inconsistent with, certain provisions relating to transactions with interested shareholders requires the affirmative vote of 80% of the outstanding voting shares.

Bylaw Amendments

The BB&T bylaws provide that the bylaws may be amended, repealed or restated by the affirmative vote of a majority of the directors then holding office at any regular or special meeting of the board, provided ten (10) days’ notice of the proposed amendment has been given to each member of the board.	The National Penn bylaws explicitly confer upon the National Penn board the authority to amend and repeal the National Penn bylaws upon a vote by the majority of the board present at a meeting at which a quorum is present or by unanimous written consent of the board. National Penn shareholders may amend

BB&T	National Penn

However, the board does not have the power to adopt a bylaw that: (i) requires more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; (ii) provides for the management of the corporation otherwise than by the board or its Executive Committee; (iii) increases or decreases the number of directors; or (iv) is inconsistent with the requirements of the laws of the State of North Carolina and of the articles of incorporation.

In addition, the board shall not alter or repeal any bylaw adopted or amended by the shareholders. The affirmative vote of two-thirds of the total number of shares outstanding is required to amend, alter, change or repeal certain provisions of the BB&T bylaws.

the bylaws by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote.

However, any amendment to certain provisions relating to the limitation of directors’ liability and to indemnification requires the affirmative vote of 80% of the members of the National Penn board or of shareholders holding at least 80% of the votes that all shareholders are entitled to cast.

Special Meetings of Shareholders

The BB&T bylaws provide that the chairman of the board, chief executive officer, president, chief operating officer, secretary or the board of BB&T may call special meetings of the shareholders at any time.	The National Penn bylaws provide that special meetings of the shareholders may be called at any time by the National Penn board or the chief executive officer. National Penn shareholders are not entitled to call a special meeting of shareholders.

Notice of Meetings of Shareholders

The BB&T bylaws require written, printed or electronic notice that states the date, time and place of the meeting of shareholders and, in case of a special meeting, the purpose or purposes for which the meeting is called. Notice must be given to each shareholder of record entitled to vote at the meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, by or at the direction of the chairman of the board, chief executive officer, president, chief operating officer, secretary or the board.	The National Penn bylaws require written notice that states the date, time and place of the meeting of shareholders and, in the case of a special meeting, the general nature of the business to be transacted at the meeting. Notice must be given to each shareholder of record entitled to vote at the meeting at least twenty (20) days before such meeting.

Proxies

The BB&T bylaws provide that a shareholder may vote either in person or by proxy executed in writing, electronically or, as deemed valid by the board, telephonically by the shareholder or by his, her or its duly authorized attorney-in-fact. An appointment of proxy is valid for eleven (11) months from the date of its execution, unless a different period is expressly provided in the appointment form.	Under § 1759 of the PBCL, every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action without a meeting may authorize another person to act for him by proxy. An appointment of proxy is valid for three (3) years from the date of its execution, unless a different period is expressly provided in the appointment form. Such proxy is revocable at will if it is not coupled with an interest.

BB&T	National Penn

Limitation of Personal Liability of Directors

The BB&T articles provide that, to the fullest extent permitted by the NCBCA, director shall not be personally liable to BB&T, its shareholders or otherwise for monetary damage for a breach of his or her duty as a director.

The National Penn bylaws provide that to the fullest extent permitted by Pennsylvania law directors will not be personally liable to National Penn, its shareholders or others for monetary damages for any action taken or any failure to take action unless (i) the director has breached or failed to perform the duties of his or her office, as set forth in the PBCL and such breach or failure constitutes self-dealing, willful misconduct or recklessness; (ii) the damages arise pursuant to any criminal statute; or (iii) the damages arise from the director’s liability for the payment of taxes pursuant to local, state or federal law.

Indemnification of Directors and Officers

The BB&T bylaws provide that past and current officers, directors, trustees and certain persons who serve or have served at the direction of such person shall have the right to be indemnified by BB&T to the fullest extent permitted by law against: (a) all liability and expenses actually and reasonably incurred by him or her in connection with or as a consequence of any threatened, pending or completed action, suit or proceeding seeking to hold him or her liable by reason of or arising out of his or her status or his or her activities in any of the foregoing capacities; and (b) liability incurred by him or her for any judgments, money decrees, fines, penalties or amounts paid in settlement in connection with or as a consequence of any action, suit or proceeding described in (a) above. However, BB&T shall not indemnify or agree to indemnify any person against any liability or expenses he or she may incur on account of his or her activities which were at the time taken known or believed by him or her to be clearly in conflict with the best interest of the corporation.

The National Penn bylaws provide that past and current directors, officers, employees or agents or persons who serve or have served at the direction of National Penn as a director, officer, or employee of another entity, shall have the right to be indemnified by National Penn to the fullest extent permitted by law against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, unless the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

National Penn is not obligated to indemnify or advance expenses to any person with respect to any claim brought by such person against National Penn, unless such claim is a successful claim for indemnification pursuant to the National Penn bylaws.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the BB&T Corporation Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of National Penn Bancshares, Inc. and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

O’Melveny & Myers LLP and Wachtell, Lipton, Rosen and Katz will deliver prior to the effective time of the merger their opinions to BB&T and National Penn, respectively, as to certain United States federal income tax consequences of the merger. Please see the section entitled “Material United States Federal Income Tax Consequences” beginning on page 98 of this proxy statement/prospectus. The validity of the BB&T common stock to be issued in connection with the merger will be passed upon for BB&T by Robert J. Johnson, Jr., Senior Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T. As of September 30, 2015, Mr. Johnson beneficially owned shares of BB&T common stock and options to acquire shares of BB&T common stock representing less than 1% of the total outstanding shares of BB&T common stock.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries (such as brokers, banks and other companies that hold shares in “street name”) to satisfy the delivery requirements for proxy statements, prospectuses and certain other materials by delivering a single copy of these materials to an address shared by two or more of National Penn’s shareholders. This delivery method is referred to as “householding” and can result in significant cost savings for National Penn and, in turn, National Penn’s shareholders.

If your National Penn stock is held in “street name,” your broker, bank or other intermediary may have delivered only one proxy statement/prospectus to multiple shareholders who share one address. However, you can request separate copies of these documents by contacting the broker, bank or other intermediary. Conversely, if your National Penn shares are held in “street name” and you wish to receive separate copies of a National Penn proxy statement in the future, you can request “householding” by contacting the broker, bank or other intermediary.

SHAREHOLDER PROPOSALS

National Penn

National Penn does not anticipate holding a 2016 annual meeting of shareholders if the merger is completed in mid-2016, as currently expected. In the event that the merger is not completed on the expected time frame, or at all, National Penn may hold a 2016 annual meeting. Any shareholder nominations or proposals for other business intended to be presented at National Penn’s next annual meeting must be submitted to National Penn as set forth below.

Eligible shareholders may submit proposals to be considered for inclusion in National Penn’s 2016 proxy materials for the 2016 annual meeting of shareholders if they do so in accordance with the applicable Securities and Exchange Commission rules. Any such proposals must be in writing and received by National Penn’s Corporate Secretary at the principal executive offices of National Penn located at 645 Hamilton Street, Suite 1100, Allentown, Pennsylvania no later than November 19, 2015 in order to be considered for inclusion in National Penn’s 2016 proxy materials.

A shareholder may make a nomination for the election of a director or a proposal for action at an annual meeting only if written notice is received by the Corporate Secretary at National Penn’s principal office:

•	Not later than 150 days prior to the anniversary date of the previous year’s annual meeting (which, for the 2016 annual meeting, would mean no later than November 28, 2015) and not more than 180 days prior to such anniversary date (which, for the 2016 annual meeting, would mean no earlier than October 29, 2015); or

•	If the date of the annual meeting at which such business is to be presented has been changed by more than 30 calendar days from the date of the most recent previous annual meeting, (i) on or before the later of (a) 150 calendar days before the date of the annual meeting at which such business is to be presented or (b) 30 calendar days following the first public announcement by National Penn of the date of such annual meeting, and (ii) not later than 15 calendar days prior to the scheduled mailing date of National Penn’s proxy materials for such annual meeting.

BB&T

Under SEC Rule 14a-8, any shareholder desiring to make a proposal to be included in the notice for the 2016 Annual Meeting of Shareholders and related proxy materials must present such proposal to BB&T at its principal office in Winston-Salem, North Carolina, and be received no later than the close of business on November 17, 2015, and must comply with SEC Rule 14a-8 in order for the proposal to be considered for inclusion in BB&T’s 2016 proxy materials.

Additionally, under the BB&T bylaws, for other business to be properly brought before an annual meeting by a shareholder where such business is not to be included in BB&T’s proxy statement, the shareholder must deliver timely notice in writing to the Secretary of BB&T at least 120 days, but no more than 150 days (no earlier than October 18, 2015 and no later than November 17, 2015), in advance of the first anniversary of the notice date of BB&T’s proxy statement for the preceding year’s annual meeting. Additional time limitations apply in the event of special meetings or annual meetings that are advanced by more than thirty days or delayed by more than sixty days from the first anniversary date of the prior year’s annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

National Penn and BB&T file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents National Penn and BB&T file at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of National Penn and BB&T also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents National Penn files with the SEC by going to National Penn’s website at www.nationalpennbancshares.com under the heading “SEC Filings” and then under “Documents” or by contacting National Penn Bancshares, Inc., 645 Hamilton Street, Suite 1100, Allentown, Pennsylvania 18101, Attention: Shareholder Services, Telephone: (610) 861-3983. You may obtain free copies of the documents BB&T files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to BB&T’s website at http://www.bbt.com/ under the heading “About BB&T” and then under the heading “Investor Relations” or by contacting BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065. The Internet website addresses of National Penn and BB&T are provided as inactive textual references only. The information provided on the Internet websites of National Penn and BB&T, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows National Penn and BB&T to “incorporate by reference” into this proxy statement/prospectus documents National Penn and BB&T filed with the SEC, including certain information required to be included in the registration statement on Form S-4 filed by BB&T to register the shares of BB&T common stock that will be issued in the merger, of which this proxy statement/prospectus forms a part. This means that National Penn and BB&T can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that National Penn and BB&T file with the SEC will update and supersede that information. National Penn and BB&T incorporate by reference the documents listed below and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date that the offering is terminated.

National Penn:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (including the portions of the Definitive Proxy Statement for National Penn’s 2015 Annual Meeting incorporated by reference therein);

•	Quarterly Reports on Form 10-Q as of March 31, 2015 and June 30, 2015 and for the quarterly periods then ended; and

•	Current Reports on Form 8-K filed with the SEC on January 22, 2015, February 4, 2015, February 9, 2015, March 17, 2015, March 20, 2015, April 30, 2015, August 18, 2015 and August 20, 2015.

BB&T:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (including the portions of the Definitive Proxy Statement for BB&T’s 2015 Annual Meeting incorporated by reference therein);

•	Quarterly Reports on Form 10-Q as of March 31, 2015 and June 30, 2015 and for the quarterly periods then ended;

•	Current Reports on Form 8-K filed with the SEC on January 28, 2015, April 30, 2015, June 22, 2015, June 25, 2015, June 29, 2015 (two filings), July 8, 2015, August 3, 2015, August 18, 2015, August 20, 2015 and October 1, 2015; and

•	Description of BB&T common stock, par value $5.00 per share, contained in Registration Statement on Form 8-A filed with the SEC on September 4, 1991.

Notwithstanding the foregoing, information furnished by National Penn or BB&T on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF NATIONAL PENN COMMON STOCK AT THE SPECIAL MEETING. BB&T HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED [    ]. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

AGREEMENT AND PLAN OF MERGER

by and between

BB&T CORPORATION

and

NATIONAL PENN BANCSHARES, INC.

Dated as of August 17, 2015

ARTICLE I

THE MERGER

1.1	The Merger	A-1
1.2	Closing	A-1
1.3	Effective Time	A-1
1.4	Effects of the Merger	A-2
1.5	Parent Common Stock	A-2
1.6	Conversion of National Penn Common Stock	A-2
1.7	Treatment of National Penn Equity Awards	A-3
1.8	Treatment of National Penn ESPP	A-5
1.9	Articles of Incorporation of Surviving Corporation	A-5
1.10	Bylaws of Surviving Corporation	A-5
1.11	Tax Consequences	A-6
1.12	Bank Merger	A-6

ARTICLE II

EXCHANGE OF SHARES

2.1	Proration	A-6
2.2	Election Procedures	A-7
2.3	Parent to Make Merger Consideration Available	A-8
2.4	Exchange of Shares	A-8

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NATIONAL PENN

3.1	Corporate Organization	A-11
3.2	Capitalization	A-12
3.3	Authority; No Violation	A-13
3.4	Consents and Approvals	A-14
3.5	Reports	A-15
3.6	Financial Statements	A-15
3.7	Broker’s Fees	A-16
3.8	Absence of Certain Changes or Events	A-17
3.9	Legal Proceedings	A-17
3.10	Taxes and Tax Returns	A-17
3.11	Employees	A-18
3.12	Compliance with Applicable Law	A-20
3.13	Certain Contracts	A-21
3.14	Agreements with Regulatory Agencies	A-22
3.15	Risk Management Instruments	A-22
3.16	Environmental Matters	A-22
3.17	Investment Securities and Commodities	A-23
3.18	Real Property	A-23
3.19	Intellectual Property	A-23
3.20	Related Party Transactions	A-24
3.21	State Takeover Laws	A-24
3.22	Reorganization	A-24
3.23	Opinion	A-24
3.24	National Penn Information	A-24

A-i

3.25	Loan Portfolio	A-25
3.26	Insurance	A-26
3.27	Investment Adviser Subsidiary	A-26
3.28	No Broker-Dealer Subsidiary	A-26
3.29	Insurance Subsidiary.	A-27
3.30	No Other Representations or Warranties.	A-27

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

4.1	Corporate Organization	A-28
4.2	Capitalization	A-28
4.3	Authority; No Violation	A-29
4.4	Consents and Approvals	A-30
4.5	Reports	A-30
4.6	Financial Statements	A-31
4.7	Broker’s Fees	A-32
4.8	Absence of Certain Changes or Events	A-32
4.9	Legal Proceedings	A-33
4.10	Compliance with Applicable Law	A-33
4.11	Certain Contracts	A-34
4.12	Agreements with Regulatory Agencies	A-34
4.13	Information Technology	A-34
4.14	Related Party Transactions	A-34
4.15	Reorganization	A-34
4.16	Risk Management Instruments	A-34
4.17	Parent Information	A-35
4.18	Financing	A-35
4.19	No Other Representations or Warranties	A-35

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Business Prior to the Effective Time	A-35
5.2	National Penn Forbearances	A-36
5.3	Parent Forbearances	A-38
ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-39
6.2	Access to Information	A-40
6.3	National Penn Shareholder Approval	A-41
6.4	Legal Conditions to Merger	A-42
6.5	Stock Exchange Listing	A-43
6.6	Employee Benefit Plans	A-43
6.7	Indemnification; Directors’ and Officers’ Insurance	A-44
6.8	Additional Agreements	A-45
6.9	Advice of Changes	A-45
6.10	Dividends	A-45
6.11	Advisory Board; Community Commitment	A-45
6.12	Acquisition Proposals	A-46
6.13	Public Announcements	A-47
6.14	Change of Method	A-47

A-ii

6.15	Restructuring Efforts	A-47
6.16	Takeover Statutes	A-47
6.17	Exemption from Liability Under Section 16(b)	A-47
6.18	Litigation and Claims	A-48
6.19	Assumption of National Penn Debt.	A-48
6.20	No Control of Other Party’s Business	A-48

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-48
7.2	Conditions to Obligations of Parent	A-49
7.3	Conditions to Obligations of National Penn	A-50

ARTICLE VIII

TERMINATION

8.1	Termination	A-50
8.2	Effect of Termination	A-51

ARTICLE IX

GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	A-52
9.2	Amendment	A-52
9.3	Extension; Waiver	A-52
9.4	Expenses	A-53
9.5	Notices	A-53
9.6	Interpretation	A-54
9.7	Counterparts	A-54
9.8	Entire Agreement	A-55
9.9	Governing Law; Jurisdiction	A-55
9.10	Waiver of Jury Trial	A-55
9.11	Assignment; Third Party Beneficiaries	A-55
9.12	Specific Performance	A-56
9.13	Severability	A-56
9.14	Delivery by Facsimile or Electronic Transmission	A-56

A-iii

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-46
Advisory Entity	A-26
affiliate	A-54
Agent	A-29
Agreement	A-1
Bank Merger	A-6
Bank Merger Agreement	A-6
Bank Merger Certificates	A-6
BHC Act	A-11
business day	A-64
Cash Consideration	A-2
Cash Conversion Number	A-6
Cash Election	A-2
Cash Election Number	A-6
Cash Election Shares	A-2
Certificates of Merger	A-1
Chosen Courts	A-55
Closing	A-1
Closing Date	A-1
Code	A-1
Confidentiality Agreement	A-41
Conversion	A-41
Converted Deferred Cash Account	A-4
Converted Deferred Stock Unit Award	A-4
Converted DSU Fair Market Value	A-5
Current Offering Period	A-5
dollars	A-54
Effective Time	A-1
Election	A-7
Election Deadline	A-8
Election Period	A-7
Enforceability Exceptions	A-14
Environmental Laws	A-23
ERISA	A-18
Exception Shares	A-2
Exchange Act	A-14
Exchange Agent	A-8
Exchange Fund	A-8
Exchange Ratio	A-2
FDIC	A-12
Federal Reserve Board	A-14
Form ADV	A-26
Form of Election	A-7
GAAP	A-11
Governmental Entity	A-14
Holder	A-7
HSR Act	A-14
Intellectual Property	A-24
Investment Advisers Act	A-26

A-iv

Page
IRS	A-17
knowledge	A-54
Liens	A-13
Loans	A-25
made available	A-54
Material Adverse Effect	A-11
Materially Burdensome Regulatory Condition	A-40
Merger	A-1
Merger Consideration	A-2
Multiemployer Plan	A-19
Multiple Employer Plan	A-19
National Penn	A-1
National Penn Articles	A-11
National Penn Bank	A-6
National Penn Benefit Plans	A-18
National Penn Bylaws	A-11
National Penn Common Stock	A-2
National Penn Contract	A-22
National Penn Deferred Stock Unit Award	A-5
National Penn Disclosure Schedule	A-10
National Penn Equity Awards	A-4
National Penn ERISA Affiliate	A-18
National Penn ESPP	A-5
National Penn Indemnified Parties	A-44
National Penn Insiders	A-47
National Penn Insurance Subsidiary	A-27
National Penn Leased Properties	A-23
National Penn Meeting	A-41
National Penn Owned Properties	A-23
National Penn Qualified Plans	A-19
National Penn Real Property	A-23
National Penn Regulatory Agreement	A-22
National Penn Restricted Stock Award	A-3
National Penn Restricted Stock Unit Award	A-3
National Penn SEC Reports	A-15
National Penn Stock Option	A-3
National Penn Stock Plans	A-5
National Penn Subsidiary	A-12
NCBCA	A-1
New Certificates	A-3
New Plans	A-43
Non-Election Shares	A-2
North Carolina Secretary	A-1
NYSE	A-10
OCC	A-14
Old Certificate	A-2
Parent	A-1
Parent Articles	A-5
Parent Bank	A-6
Parent Bylaws	A-5
Parent Common Stock	A-2

A-v

Page
Parent Contract	A-34
Parent Disclosure Schedule	A-27
Parent Equity Awards	A-28
Parent Regulatory Agreement	A-34
Parent Restricted Stock Award	A-28
Parent Restricted Stock Unit Award	A-28
Parent SEC Reports	A-31
Parent Share Closing Price	A-10
Parent Stock Options	A-28
Parent Stock Plans	A-28
Parent Subsidiary	A-28
PBCL	A-1
PBGC	A-19
Pennsylvania Department	A-1
Per Share Cash Consideration	A-2
Permitted Encumbrances	A-23
person	A-54
Premium Cap	A-44
Proxy Statement	A-14
Regulatory Agencies	A-15
Representatives	A-46
Requisite National Penn Vote	A-13
Requisite Regulatory Approvals	A-49
S-4	A-14
Sarbanes-Oxley Act	A-16
SEC	A-14
Securities Act	A-15
Settled Deferred Stock Unit Award	A-4
Shortfall Number	A-7
Simultaneous Conversion Election	A-41
SRO	A-14
Stock Consideration	A-2
Stock Election	A-2
Stock Election Shares	A-2
Subsidiary	A-11
Surviving Corporation	A-1
Takeover Statutes	A-24
Tax	A-18
Tax Return	A-18
Taxes	A-18
Termination Date	A-51
Termination Fee	A-52
Trust Preferred Securities	A-11

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 17, 2015 (this “Agreement”), by and between BB&T Corporation, a North Carolina corporation (“Parent”), and National Penn Bancshares, Inc., a Pennsylvania corporation (“National Penn”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent and National Penn have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which National Penn will, subject to the terms and conditions set forth herein, merge with and into Parent (the “Merger”), so that Parent is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the North Carolina Business Corporation Act (the “NCBCA”) and the Pennsylvania Business Corporation Law and the Pennsylvania Entity Transactions Law (collectively, the “PBCL”), at the Effective Time, National Penn shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of North Carolina. Upon consummation of the Merger, the separate corporate existence of National Penn shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, at the offices of O’Melveny & Myers LLP, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Parent and National Penn. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Parent and National Penn, respectively, shall cause to be filed a certificate of merger with the Secretary of State of the State of North Carolina (the “North Carolina Secretary”) and a statement of merger with the Pennsylvania Department of State (the “Pennsylvania Department”) (collectively, the “Certificates of Merger”). The Merger shall become effective as of the date and time specified in the Certificates of Merger (such date and time, the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the NCBCA and the PBCL.

1.5 Parent Common Stock. At and after the Effective Time, each share of common stock, par value $5.00 per share, of Parent (the “Parent Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.6 Conversion of National Penn Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, National Penn or the holder of any of the following securities:

(a) Subject to Sections 2.1, 2.2 and 2.4(e), each share of the common stock, without par value, of National Penn issued and outstanding immediately prior to the Effective Time (the “National Penn Common Stock”), except for shares of National Penn Common Stock owned by National Penn as treasury stock or owned by National Penn or Parent (in each case other than shares of National Penn Common Stock held in any National Penn Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted (collectively, the “Exception Shares”)), shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive the following, without interest:

(i) For each share of National Penn Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.2 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration (the “Cash Consideration”);

(ii) For each share of National Penn Common Stock with respect to which an election to receive Parent Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.2 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”), it being understood that upon the Effective Time, pursuant to Section 1.5, the Parent Common Stock, including the shares issued to former holders of National Penn Common Stock as Merger Consideration, shall be the common stock of the Surviving Corporation; and

(iii) For each share of National Penn Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 2.2 (collectively the “Non-Election Shares”), the right to receive such Stock Consideration or Cash Consideration as is determined in accordance with Section 2.1.

(b) For purposes of this Agreement, the following terms shall have the following meanings:

(i) The “Exchange Ratio” means 0.3206.

(ii) The “Per Share Cash Consideration” means $13.00.

(iii) The “Merger Consideration” means the Cash Consideration and/or Stock Consideration described in Section 1.6(a), as applicable.

(c) All of the shares of National Penn Common Stock converted into the right to receive the applicable Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of National Penn Common Stock) previously representing any such shares of National Penn Common Stock shall thereafter represent only the right to receive (i) the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Sections 1.6(a), 2.1 and 2.2, (ii) cash in lieu of fractional shares which the shares of National Penn Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.6 and Section 2.4(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.4(b). Old Certificates previously representing shares of National Penn Common Stock shall be exchanged for evidence of shares in book entry form or at Parent’s option, certificates (collectively referred to herein as “New Certificates”), representing the Stock Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) or the Cash Consideration, as applicable, upon the surrender of such Old Certificates in accordance with Section 2.4, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or National Penn Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of National Penn Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of National Penn Common Stock that are owned by National Penn or Parent (in each case other than the Exception Shares) shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.7 Treatment of National Penn Equity Awards.

(a) At the Effective Time, each option granted by National Penn to purchase shares of National Penn Common Stock under a National Penn Stock Plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “National Penn Stock Option”) shall fully vest and shall be assumed by Parent and converted into a stock option exercisable for that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of National Penn Common Stock subject to such National Penn Stock Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of National Penn Common Stock of such National Penn Stock Option immediately prior to the Effective Time by (B) the Exchange Ratio; provided that the exercise price and the number of shares of Parent Common Stock subject to the National Penn Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and, in the case of National Penn Stock Options that are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. Each such National Penn Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions (other than vesting conditions) as applicable immediately prior to the Effective Time.

(b) At the Effective Time, each award in respect of a share of National Penn Common Stock subject to vesting, repurchase or other lapse restriction granted under a National Penn Stock Plan that is outstanding immediately prior to the Effective Time (a “National Penn Restricted Stock Award”) shall fully vest and shall be converted into the right to receive, without interest, the Merger Consideration payable pursuant to Section 1.6 based on the holder’s election in accordance with and subject to Sections 2.1 and 2.2 and treating the shares of National Penn Common Stock subject to such National Penn Restricted Stock Award in the same manner as all other shares of National Penn Common Stock for such purposes. Parent shall pay or issue the consideration described in this Section 1.7(b) within five (5) business days following the Effective Time. Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration payable in respect of the National Penn Restricted Stock Awards all such amounts as it is required to deduct and withhold under the Code or any provisions of state, local, or foreign Tax law.

(c) At the Effective Time, each restricted stock unit award in respect of shares of National Penn Common Stock (other than a National Penn Deferred Stock Unit Award) granted under a National Penn Stock Plan that is outstanding immediately prior to the Effective Time (a “National Penn Restricted Stock Unit Award” and, together with the National Penn Deferred Stock Unit Awards, National Penn Stock Options and the National

Penn Restricted Stock Awards, the “National Penn Equity Awards”) shall fully vest and shall be converted into the right to receive, without interest, a payment equal to the Merger Consideration payable pursuant to Section 1.6 based on the holder’s election in accordance with and subject to Sections 2.1 and 2.2 and treating the shares of National Penn Common Stock underlying such National Penn Restricted Stock Unit Award in the same manner as all other shares of National Penn Common Stock for such purposes. Parent shall pay or issue the consideration described in this Section 1.7(c) within five (5) business days following the Effective Time; provided that, notwithstanding anything to the contrary contained in this Agreement, any payment in respect of a National Penn Restricted Stock Unit Award that immediately prior to such conversion was subject to Section 409A of the Code shall be made on the applicable settlement date for such National Penn Restricted Stock Unit Award if required in order to comply with Section 409A of the Code. Parent shall be entitled to deduct and withhold from the Merger Consideration payable in respect of the National Penn Restricted Stock Unit Awards all such amounts as it is required to deduct and withhold under the Code or any provisions of state, local, or foreign Tax law.

(d) At the Effective Time:

(i) Each National Penn Deferred Stock Unit Award granted under a National Penn Stock Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time and that will by its terms or by the terms of the applicable National Penn Stock Plan or deferral election settle in connection with the Merger (a “Settled Deferred Stock Unit Award”) shall fully vest and shall be converted into the right to receive, without interest, a payment equal to the Merger Consideration payable pursuant to Section 1.6 based on the holder’s election in accordance with and subject to Sections 2.1 and 2.2 and treating the shares of National Penn Common Stock underlying such Settled Deferred Stock Unit Award in the same manner as all other shares of National Penn Common Stock for such purposes. Parent shall pay or issue the consideration described in this Section 1.7(d)(i) within five (5) business days following the Effective Time.

(ii) Each National Penn Deferred Stock Unit Award granted under a National Penn Stock Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time and that will not by its terms or by the terms of the applicable National Penn Stock Plan or deferral election settle in connection with the Merger, shall fully vest, shall be assumed by Parent, and shall be converted, at the election of the holder thereof to be made no later than ten (10) business days prior to the Effective Time (without proration), into either (A) a cash-settled deferred stock unit award with a dividend reinvestment feature (such award, a “Converted Deferred Stock Unit Award”) with respect to a number of shares of Parent Common Stock equal to the product of (1) the number of shares of National Penn Common Stock subject to such National Penn Deferred Stock Unit Award immediately prior to the Effective Time multiplied by (2) the Exchange Ratio, with such Converted Deferred Stock Unit Award to settle in accordance with the applicable deferral election, or (B) a deferred cash account accruing interest credits at the rate provided under the National Penn Directors’ Fee Plan as in effect on the date hereof (such account, a “Converted Deferred Cash Account”) with an initial account balance equal to the product of (1) the number of shares of National Penn Common Stock subject to such National Penn Deferred Stock Unit Award immediately prior to the Effective Time multiplied by (2) the Cash Consideration, with such Converted Deferred Cash Account to be paid in accordance with the applicable deferral election. Prior to the Effective Time (but with such actions to be subject to the occurrence of the Effective Time), National Penn shall take all such actions as are necessary, including the adoption of board of directors or compensation committee resolutions or consents and any applicable amendments to a National Penn Stock Plan, to provide that any Converted Deferred Stock Unit Award shall settle in cash based on the Converted DSU Fair Market Value.

(iii) Any payment made pursuant to this Section 1.7(d) shall be subject to any required withholding Taxes.

(e) At or prior to the Effective Time, National Penn, the Board of Directors of National Penn and/or its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.7. At the Effective Time, Parent shall assume all the obligations of

National Penn under each National Penn Stock Plan under which a National Penn Stock Option, Converted Deferred Stock Unit Award or Converted Deferred Cash Account is outstanding as of immediately prior to the Effective Time, and each outstanding National Penn Stock Option, Converted Deferred Stock Unit Award and Converted Deferred Cash Account and the agreements evidencing the grants thereof, and if applicable, the number and kind of shares available for issuance under each such National Penn Stock Plan shall be adjusted to reflect shares of Parent Common Stock in accordance with the provisions of the applicable National Penn Stock Plan. On or prior to the Effective Time, Parent shall reserve for future issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to National Penn Stock Options as a result of the actions contemplated by Section 1.7(a). Immediately following the Effective Time, Parent shall file a post-effective amendment to the Form S-4 or an effective registration statement on Form S-8 (or other applicable form) with respect to the shares of Parent Common Stock subject to such National Penn Stock Options, shall distribute a prospectus relating to such Form S-8, if applicable, and shall use reasonable commercial efforts to maintain the effectiveness of such registration statement for so long as such National Penn Stock Options (as converted) remain outstanding.

(f) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “National Penn Stock Plans” means the National Penn Bancshares, Inc. 2014 Long-Term Incentive Compensation Plan, the National Penn Bancshares, Inc. Long-Term Incentive Compensation Plan, the National Penn Bancshares, Inc. and KNBT Bancorp, Inc. Consolidated Substitute Stock Option Plan, the National Penn Bancshares, Inc. Officers’ and Key Employees’ Stock Compensation Plan and the National Penn Bancshares, Inc. Directors’ Fee Plan.

(ii) “National Penn Deferred Stock Unit Award” means any shares of National Penn Common Stock credited to the deferred stock compensation account established under the National Penn Directors’ Fee Plan or otherwise deferred pursuant to an applicable deferral election form previously executed by a holder of a deferred stock unit granted under a National Penn Stock Plan.

(iii) “Converted DSU Fair Market Value” shall mean, with respect to a share of Parent Common Stock on a given date, the average of the closing sale prices of a share of Parent Common Stock for the ten (10) day trading period ending on the given date, as reported on the applicable stock exchange and published in The Wall Street Journal.

1.8 Treatment of National Penn ESPP. The right to acquire shares of National Penn Common Stock under the National Penn Amended and Restated Employee Stock Purchase Plan (the “National Penn ESPP”) is not a National Penn Stock Option for purposes of this Agreement. The National Penn ESPP will continue to be operated in accordance with its terms and past practice for the Offering Period (as defined in the National Penn ESPP) in effect as of the date of this Agreement, which is scheduled to end on September 30, 2015 (the “Current Offering Period”). National Penn shall (i) suspend the commencement of any future Offering Period under the National Penn ESPP (excepting, for the avoidance of doubt, the Current Offering Period) unless and until this Agreement is terminated in accordance with Article VIII and (ii) on and after the date of this Agreement, except as permitted under the terms of the National Penn ESPP, no person shall become a participant in the National Penn ESPP and no participant in the National Penn ESPP shall be eligible to increase the level of such participant’s payroll deductions under the National Penn ESPP.

1.9 Articles of Incorporation of Surviving Corporation. At the Effective Time, the Articles of Incorporation of Parent, as amended (the “Parent Articles”), as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.10 Bylaws of Surviving Corporation. At the Effective Time, the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.11 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.12 Bank Merger. Immediately following the Merger, National Penn Bank (“National Penn Bank”), a national banking association and a wholly-owned Subsidiary of National Penn, will merge (the “Bank Merger”) with and into Branch Banking and Trust Company (“Parent Bank”), a North Carolina-chartered commercial bank and a wholly-owned Subsidiary of Parent, pursuant to an agreement and plan of merger to be agreed upon by Parent and National Penn, which agreement shall be in form and substance customary for mergers similar to the Bank Merger (the “Bank Merger Agreement”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of National Penn Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Effective Time. Prior to the Effective Time, National Penn shall cause National Penn Bank, and Parent shall cause Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time.

ARTICLE II

EXCHANGE OF SHARES

2.1 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of National Penn Common Stock (including shares subject to National Penn Restricted Stock Awards, National Penn Restricted Stock Unit Awards and Settled Deferred Stock Unit Awards) to be entitled to receive the Cash Consideration pursuant to Section 1.6(a) shall be equal to the product (rounded down to the nearest whole share) of (i) 0.3 and (ii) the total number of shares of National Penn Common Stock issued and outstanding immediately prior to the Effective Time (including for these purposes the shares subject to National Penn Restricted Stock Awards, National Penn Restricted Stock Unit Awards and Settled Deferred Stock Unit Awards, but excluding the shares of National Penn Common Stock to be cancelled as provided in Section 1.6(d)) (the “Cash Conversion Number”). All other shares of National Penn Common Stock (including shares subject to National Penn Restricted Stock Awards, National Penn Restricted Stock Unit Awards and Settled Deferred Stock Unit Awards, but excluding the shares of National Penn Common Stock to be cancelled as provided in Section 1.6(d)) shall be converted into the right to receive the Stock Consideration.

(b) Promptly (and in any event no later than five (5) business days) after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among holders of National Penn Common Stock, National Penn Restricted Stock Awards, National Penn Restricted Stock Unit Awards and Settled Deferred Stock Unit Awards of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of National Penn Common Stock (including shares subject to National Penn Restricted Stock Awards, National Penn Restricted Stock Unit Awards and Settled Deferred Stock Unit Awards) with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

2.2 Election Procedures. Each holder of record of shares of National Penn Common Stock, National Penn Restricted Stock Awards, National Penn Restricted Stock Unit Awards or Settled Deferred Stock Unit Awards to be converted into the right to receive the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Sections 1.6(a) and 2.1 (a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.2 (herein called an “Election”) (i) the number of shares of National Penn Common Stock owned by such Holder (or subject to such National Penn Restricted Stock Awards, National Penn Restricted Stock Unit Awards or Settled Deferred Stock Unit Awards) with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of National Penn Common Stock owned by such Holder (or subject to such National Penn Restricted Stock Awards, National Penn Restricted Stock Unit Awards or Settled Deferred Stock Unit Awards) with respect to which such Holder desires to make a Cash Election.

(b) Parent shall prepare a form reasonably acceptable to National Penn, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to National Penn (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(c) Parent (i) shall initially make available and mail the Form of Election not less than twenty (20) business days prior to the anticipated Election Deadline to Holders of record as of the business day prior to such mailing date, and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder, holder of National Penn Restricted Stock Awards, holder of National Penn Restricted Stock Unit Awards or holder of Settled Deferred Stock Unit Awards who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Old Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Old Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to two (2) business days preceding the Closing Date. The Parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(e) Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of National Penn Common Stock or any shares subject to National Penn Restricted Stock Awards, National Penn Restricted Stock Unit Awards or Settled Deferred Stock Unit Awards (none of Parent, National Penn nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of National Penn Common Stock, or any shares subject to National Penn Restricted Stock Awards, National Penn Restricted Stock Unit Awards or Settled Deferred Stock Unit Awards, covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.

(g) Subject to the terms of this Agreement and the Form of Election, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of New Certificates representing the whole number of shares of Parent Common Stock into which shares of National Penn Common Stock are converted in the Merger and (iii) the method of payment of cash for shares of National Penn Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

2.3 Parent to Make Merger Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to National Penn (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) New Certificates representing the aggregate Stock Consideration to be issued pursuant to Section 1.6 and exchanged pursuant to Section 2.4(a), and (b) cash in an amount sufficient to pay (i) the aggregate Cash Consideration payable to holders of National Penn Common Stock (other than National Penn Restricted Stock Awards) and (ii) cash in lieu of any fractional shares (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto (after giving effect to Section 6.10), being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to Parent.

2.4 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of National Penn Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the applicable Merger Consideration pursuant to Article I and that has not theretofore submitted its Old Certificates with a Form of Election, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Stock Consideration and/or the Cash Consideration which such holder shall have become entitled to receive in accordance with, and subject to, Sections 1.6(a), 2.1 and 2.2, and any cash in lieu of fractional shares which the shares of National Penn Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.4(b). From and after the Effective Time and the completion of the allocation procedure set forth in Section 2.1, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal or Form of Election, as applicable, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing the Stock Consideration to which such holder of National Penn Common Stock shall have become entitled to receive in accordance with, and subject to, Sections 1.6(a), 2.1 and 2.2 and/or (ii) a check representing the amount of (A) the Cash Consideration which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Sections 1.6(a), 2.1 and 2.2, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 2.4(e) and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.4(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Consideration or any cash in lieu of fractional shares payable to holders of Old Certificates. Until surrendered as contemplated by this Sections 2.4 and 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the applicable Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.4.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Stock Consideration which the shares of National Penn Common Stock represented by such Old Certificate have been converted into the right to receive (after giving effect to Section 6.10).

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of National Penn of the shares of National Penn Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of National Penn who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the New York Stock Exchange LLC (the “NYSE”) (as reported by The Wall Street Journal) for the five (5) full trading days ending on the day preceding the Closing Date (the “Parent Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.6 and subject to Section 2.1.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of National Penn for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of National Penn who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of National Penn Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, National Penn, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of National Penn Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the applicable Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to this Section 2.4 or any other amounts otherwise payable pursuant to this Agreement to any holder of National Penn Common Stock or National Penn Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of National Penn Common Stock or National Penn Equity Award in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent or Parent, as applicable, will issue in exchange for such lost, stolen or destroyed Old Certificate the applicable Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NATIONAL PENN

Except (i) as disclosed in the disclosure schedule delivered by National Penn to Parent concurrently herewith (the “National Penn Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the National Penn Disclosure

Schedule as an exception to a representation or warranty shall not be deemed an admission by National Penn that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any National Penn SEC Reports filed by National Penn prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), National Penn hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) National Penn is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”) and has not elected to be treated as financial holding company under the BHC Act. National Penn has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. National Penn is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on National Penn. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, National Penn or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) the failure, in and of itself, to meet earnings projections or internal financial forecasts or any decrease in the market price of National Penn Common Stock, but not including the underlying causes thereof, (E) disclosure or consummation of the transactions contemplated hereby or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, or (F) actions or omissions taken pursuant to the written consent or request of Parent, in the case of National Penn, or National Penn, in the case of Parent; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any party, means any corporation, partnership, limited liability company, bank, trust or other organization, whether incorporated or unincorporated, which is (x) consolidated with such party for financial reporting purposes or (y) directly or indirectly (through one or more intermediaries) controlled by or owned more than fifty percent by such party (for the avoidance of doubt, with respect to National Penn, the statutory business trusts related to the trust preferred securities of National Penn (the “Trust Preferred Securities”) are Subsidiaries of National Penn). True and complete copies of the Amended and Restated Articles of Incorporation of National Penn (the “National Penn Articles”) and the Amended and Restated By-Laws of National Penn (the “National Penn Bylaws”), as in effect as of the date of this Agreement, have previously been made available by National Penn to Parent.

(b) Each Subsidiary of National Penn (a “National Penn Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on National Penn and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of National Penn to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of National Penn that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to National Penn’s knowledge, threatened. Section 3.1(b) of the National Penn Disclosure Schedule sets forth a true and complete list of all Subsidiaries of National Penn as of the date hereof. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of National Penn other than the National Penn Subsidiaries.

3.2 Capitalization.

(a) The authorized capital stock of National Penn consists of 250,000,000 shares of National Penn Common Stock, without par value, and 1,000,000 shares of preferred stock, without par value, of which no shares of preferred stock are issued or outstanding. As of August 14, 2015, no shares of capital stock or other voting securities of National Penn are issued, reserved for issuance or outstanding, other than (i) 152,267,940 shares of National Penn Common Stock issued and 140,209,981 shares of National Penn Common Stock outstanding, which number includes 808,750 shares of National Penn Common Stock granted in respect of outstanding National Penn Restricted Stock Awards, (ii) 12,057,959 shares of National Penn Common Stock held in treasury, (iii) 2,327,409 shares of National Penn Common Stock reserved for issuance upon the exercise of outstanding National Penn Stock Options, (iv) 500,673 shares of National Penn Common Stock reserved for issuance upon the settlement of outstanding National Penn Restricted Stock Unit Awards and (v) 86,442 shares of National Penn Common Stock reserved for issuance upon the settlement of outstanding National Penn Deferred Stock Unit Awards. Since August 14, 2015 through the date hereof, National Penn has not (A) issued or repurchased any National Penn Common Stock, other shares of its capital stock or other voting securities or securities convertible or exchangeable into, or exercisable for, National Penn Common Stock, shares of its capital stock or other voting securities or any options, warrants, or other rights of any kind to acquire National Penn Common Stock, any shares of its capital stock or other voting securities of National Penn other than (1) the issuance, repurchase, redemption or acquisition of shares of National Penn Common Stock in connection with the exercise, vesting or settlement of National Penn Stock Options or the vesting or settlement of National Penn Equity Awards that were outstanding on August 14, 2015, in accordance with their terms (without amendment or waiver since August 14, 2015), (2) the issuance or sale of shares of National Penn Common Stock in connection with the reinvestment of regular quarterly cash dividends paid by National Penn at a rate not in excess of $0.11 per share of National Penn Common Stock and the purchase or sale of additional shares of National Penn Common Stock in accordance with the terms of National Penn’s dividend reinvestment plan (without amendment or waiver since August 14, 2015), or (3) the issuance, repurchase, redemption or acquisition of shares of National Penn Common Stock under the National Penn ESPP or National Penn’s 401(k) plans in accordance with the terms thereof (without amendment or waiver since August 14, 2015) or (B) issued or awarded any options, restricted shares or any other equity based awards under any of the National Penn Stock Plans. All of the issued and outstanding shares of National Penn Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of National Penn may vote are issued or outstanding. There are no contractual obligations of National Penn or its Subsidiaries pursuant to which National Penn or its Subsidiaries could be required to register shares of capital stock or other securities of National Penn or its Subsidiaries under the Securities Act. Except as set forth in Section 3.2(a) of the National Penn Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of National Penn or any of its Subsidiaries are issued or outstanding. As of the date of this Agreement, National Penn is not deferring interest payments with respect to any Trust Preferred Securities or related junior subordinated debt securities issued by it or any of its affiliates. Other than National Penn Equity Awards issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating National Penn to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. Section 3.2(a) of the National Penn Disclosure Schedule sets forth a true, correct and complete list of all National Penn Equity Awards outstanding as of August 14, 2015, specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such National Penn Equity Award, (C) the grant date of each such National Penn Equity Award, (D) the National Penn Stock Plan under which such National Penn Equity Award was granted, (E) the exercise price for each such National Penn Equity Award that is a National Penn Stock Option, and (F) the expiration date of each such National Penn Equity Award that is a National Penn Stock Option. Other than the National Penn Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of National Penn or any of its Subsidiaries) are outstanding.

(b) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which National Penn or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the National Penn Common Stock or other equity interests of National Penn. As of the date of this Agreement, National Penn does not have in effect a “poison pill” or similar shareholder rights plan (other than any such plan as to which the rights granted thereunder have expired).

(c) National Penn owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the National Penn Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No National Penn Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) National Penn has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of National Penn. The Board of Directors of National Penn has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of National Penn and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to National Penn’s shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of holders of National Penn Common Stock who are entitled to cast at least a majority of the votes which all holders of National Penn Common Stock are entitled to cast on the matter (the “Requisite National Penn Vote”), and the adoption and approval of the Bank Merger Agreement by the board of directors of National Penn Bank and National Penn as its sole shareholder, no other corporate proceedings on the part of National Penn are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by National Penn and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of National Penn, enforceable against National Penn in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by National Penn nor the consummation by National Penn of the transactions contemplated hereby, nor compliance by National Penn with any of the terms or provisions hereof, will (i) violate any provision of the National Penn Articles or the National Penn Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to National Penn or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of National Penn or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which National Penn or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches terminations, cancellations, accelerations, creations or defaults which, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on National Penn.

3.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (ii) the filing of applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the FDIC, the North Carolina Commissioner of Banks and the Pennsylvania Department of Banking in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the National Penn Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (v) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement in definitive form relating to the meeting of National Penn’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (vi) the filing of the Certificates of Merger with the North Carolina Secretary pursuant to the NCBCA and the Pennsylvania Department pursuant to the PBCL and the filing of the Bank Merger Certificates, (vii) the filing of any notices or other filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by National Penn of this Agreement or (B) the consummation by National Penn of the Merger and the other transactions contemplated hereby (including the Bank Merger). As used in this Agreement, “SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date hereof, National Penn is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports.

(a) National Penn and each of its Subsidiaries have timely filed (or furnished as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2012 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC, (vi) any foreign regulatory authority and (vii) any SRO ((i) – (vii), collectively “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on National Penn. Except for examinations of National Penn and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of National Penn, investigation into the business or operations of National Penn or any of its Subsidiaries since January 1, 2012, except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on National Penn. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of National Penn or any of its Subsidiaries which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on National Penn.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by National Penn or any of its Subsidiaries pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, since January 1, 2012 (the “National Penn SEC Reports”), is publicly available. No such National Penn SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all National Penn SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of National Penn has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the National Penn SEC Reports.

3.6 Financial Statements.

(a) The financial statements of National Penn and its Subsidiaries included (or incorporated by reference) in the National Penn SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of National Penn and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of National Penn and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of

National Penn and its Subsidiaries have been since January 1, 2012, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned (or informed National Penn that it intends to resign) or been dismissed as independent public accountants of National Penn as a result of or in connection with any disagreements with National Penn on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on National Penn, neither National Penn nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of National Penn included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2015, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of National Penn and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of National Penn or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on National Penn. National Penn (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to National Penn, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of National Penn by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to National Penn’s outside auditors and the audit committee of National Penn’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect National Penn’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of National Penn, any fraud, whether or not material, that involves management or other employees who have a significant role in National Penn’s internal controls over financial reporting. These disclosures were made in writing by management to National Penn’s auditors and audit committee and a copy has previously been made available to Parent. To the knowledge of National Penn, there is no reason to believe that National Penn’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2012, (i) neither National Penn nor any of its Subsidiaries, nor, to the knowledge of National Penn, any director, officer, auditor, accountant or representative of National Penn or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of National Penn, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of National Penn or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that National Penn or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing National Penn or any of its Subsidiaries, whether or not employed by National Penn or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by National Penn or any of its officers, directors, employees or agents to the Board of Directors of National Penn or any committee thereof or to the knowledge of National Penn, to any director or officer of National Penn.

3.7 Broker’s Fees. Neither National Penn nor any National Penn Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Sandler O’Neill + Partners, L.P. pursuant to a letter agreement, a true and complete copy of which has been previously provided to Parent.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on National Penn.

(b) Since December 31, 2014, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, National Penn and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on National Penn, neither National Penn nor any of its Subsidiaries is a party to any, and there are no pending or, to National Penn’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against National Penn or any of its Subsidiaries or any of their current or former directors or executive officers.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon National Penn, any of its Subsidiaries or the assets of National Penn or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

3.10 Taxes and Tax Returns.

(a) Each of National Penn and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither National Penn nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return. All material Taxes of National Penn and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of National Penn and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither National Penn nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of National Penn and its Subsidiaries for all years up to and including 2010 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against National Penn or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any material Taxes of National Penn and its Subsidiaries or the assets of National Penn and its Subsidiaries. In the last six years, neither National Penn nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that National Penn or any of its Subsidiaries was required to file any Tax Return that was not filed. National Penn has made available to Parent true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of National Penn or any of its Subsidiaries. Neither National Penn nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among National Penn and its Subsidiaries). Neither National Penn nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was National Penn) or (B) has any liability for the Taxes of any person (other than National Penn or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither National Penn nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither National Penn nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). At no time during the past five years has National Penn been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither National Penn nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, (ii) closing agreement, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees.

(a) Section 3.11(a) of the National Penn Disclosure Schedule lists all material National Penn Benefit Plans. For purposes of this Agreement, “National Penn Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, stock unit, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance plans, programs or arrangements or other contracts or agreements to or with respect to which National Penn or any Subsidiary or any trade or business of National Penn or any of its Subsidiaries, whether or not incorporated, all of which together with National Penn would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “National Penn ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by National Penn or any of its Subsidiaries or any National Penn ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of National Penn or any of its Subsidiaries or any National Penn ERISA Affiliate.

(b) National Penn has heretofore made available to Parent true and complete copies of each material National Penn Benefit Plan and the following related documents, to the extent applicable, (i) the most recent copy of any summary plan descriptions, amendments, modifications or material supplements to any such National Penn Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a National Penn Benefit Plan, and (iv) the most recently prepared actuarial report for each National Penn Benefit Plan (if applicable) for each of the last two years.

(c) Each National Penn Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except as would not result in any material liability. Neither National Penn nor any of its Subsidiaries has, within the past three years, taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any National Penn Benefit Plan, and neither National Penn nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the National Penn Disclosure Schedule identifies each National Penn Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “National Penn Qualified Plans”). The IRS has issued a favorable determination letter with respect to each National Penn Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened in writing), and, to the knowledge of National Penn, there are no existing circumstances and no events have occurred that would have a material adverse effect on the qualified status of any National Penn Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any National Penn Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each National Penn Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code

(f) With respect to each National Penn Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums required to be paid to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by National Penn or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such National Penn Benefit Plan.

(g) None of National Penn and its Subsidiaries nor any National Penn ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of National Penn and its Subsidiaries nor any National Penn ERISA Affiliate has incurred any material liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

(h) Neither National Penn nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any material post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All material contributions required to be made to any National Penn Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any National Penn Benefit Plan, for any period in the prior three years through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of National Penn.

(j) There are no pending or, to National Penn’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to National Penn’s knowledge, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the

National Penn Benefit Plans, any fiduciaries thereof with respect to their duties to the National Penn Benefit Plans or the assets of any of the trusts under any of the National Penn Benefit Plans that would, in any case, reasonably be expected to result in any material liability of National Penn or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a National Penn Benefit Plan or any other party.

(k) None of National Penn and its Subsidiaries nor any National Penn ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the National Penn Benefit Plans or their related trusts, National Penn, any of its Subsidiaries, any National Penn ERISA Affiliate or any person that National Penn or any of its Subsidiaries has an obligation to indemnify, to any material tax or material penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause or accelerate the vesting, exercisability or delivery of, increase in the amount or value of, any payment, right or other benefit or result in any forgiveness of indebtedness to, any employee, officer, director or individual independent contractor of National Penn or any of its Subsidiaries, or result in any funding of or limitation on the right of National Penn or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any National Penn Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by National Penn or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(m) No National Penn Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. National Penn has made available to Parent preliminary copies of Section 280G calculations (whether or not final), which to the best of its knowledge are true, correct and complete, with respect to any disqualified individual who is a “named executive officer” of National Penn as defined in Item 402 of Regulation S-K promulgated under the Securities Act in connection with the transactions contemplated hereby.

(n) No National Penn Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(o) There are no pending or, to National Penn’s knowledge, threatened in writing material labor grievances or material unfair labor practice claims or charges against National Penn or any of its Subsidiaries, or any strikes or other material labor disputes against National Penn or any of its Subsidiaries. Neither National Penn nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of National Penn or any of its Subsidiaries and, to the knowledge of National Penn, there are no organizing efforts by any union or other group seeking to represent any employees of National Penn or any of its Subsidiaries.

3.12 Compliance with Applicable Law.

(a) National Penn and each of its Subsidiaries hold, and have at all times since December 31, 2012, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on National Penn, and to the knowledge of National Penn no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. National Penn and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule or regulation of any Governmental Entity relating to National Penn or any of its Subsidiaries, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau or the OCC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. National Penn and National Penn Bank are “well-capitalized” and “well managed” (as those terms are defined in applicable regulations). National Penn Bank has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on National Penn, none of National Penn, or its Subsidiaries, or to the knowledge of National Penn, any director, officer, employee, agent or other person acting on behalf of National Penn or any of its Subsidiaries has, directly or indirectly, (i) used any funds of National Penn or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of National Penn or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of National Penn or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of National Penn or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for National Penn or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for National Penn or any of its Subsidiaries, or is currently subject to any sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(b) Since December 31, 2012, National Penn and each of its Subsidiaries has properly administered all accounts for which National Penn or any of its Subsidiaries acts as a fiduciary, including accounts for which National Penn or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the applicable governing documents and applicable Laws, except where the failure to so administer such accounts would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on National Penn. Since December 31, 2012, none of National Penn or any of its Subsidiaries, or, to National Penn’s knowledge, any director, officer, or employee of National Penn or its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on National Penn.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the National Penn Disclosure Schedule, as of the date hereof, neither National Penn nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), other than any National Penn Benefit Plan, (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by National Penn or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in any line of business that is material to National Penn and its Subsidiaries, taken as a whole, (iii) with or to a labor union or guild (including any collective bargaining agreement) or (iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of National Penn or its Subsidiaries, taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the National Penn Disclosure Schedule, is referred to herein as a “National Penn Contract,” and neither National Penn nor any of its Subsidiaries knows of, or has received written, or to National Penn’s knowledge, oral notice of, any violation of the above by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to National Penn and its Subsidiaries taken as a whole.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on National Penn (i) each National Penn Contract is valid and binding on National Penn or one of its Subsidiaries, as applicable, and in full force and effect, (ii) National Penn and each of its Subsidiaries has performed all obligations required to be performed by it to date under each National Penn Contract, (iii) to National Penn’s knowledge each third-party counterparty to each National Penn Contract has performed all obligations required to be performed by it to date under such National Penn Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of National Penn or any of its Subsidiaries under any such National Penn Contract.

3.14 Agreements with Regulatory Agencies. Neither National Penn nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2012, a recipient of any supervisory letter from, or since January 1, 2012, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the National Penn Disclosure Schedule, a “National Penn Regulatory Agreement”), nor has National Penn or any of its Subsidiaries been advised in writing or, to the knowledge of National Penn, orally, since January 1, 2012, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such National Penn Regulatory Agreement.

3.15 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of National Penn, any of its Subsidiaries or for the account of a customer of National Penn or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of National Penn or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. National Penn and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to National Penn’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on National Penn, National Penn and its Subsidiaries are in compliance, and at all times since January 1, 2012 have complied, with all applicable federal, state and local laws (including common law), statutes, rules, regulations, orders, decrees, permits, authorizations or legal requirements of any Governmental Entity relating to: (i) the protection or restoration of the environment or natural resources, (ii) the handling, storage, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of National Penn, investigations of any Governmental Entity or other person pending, or, to the knowledge of National Penn, threatened against National Penn of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on National Penn or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, which liability or obligation would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on National Penn, and, to the knowledge of National Penn, there is no reasonable basis for any such proceeding, claim, action or investigation. National Penn is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on National Penn.

3.17 Investment Securities and Commodities.

(a) Each of National Penn and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the National Penn SEC Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of National Penn or its Subsidiaries. Such securities and commodities are valued on the books of National Penn in accordance with GAAP in all material respects.

(b) National Penn and its Subsidiaries and their respective businesses employ, and since January 1, 2012 have been in compliance with in all material respects, investment, securities, commodities, risk management and other policies, practices and procedures that National Penn believes are prudent and reasonable in the context of such businesses.

3.18 Real Property. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on National Penn, National Penn or a National Penn Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the National Penn SEC Reports as being owned by National Penn or a National Penn Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “National Penn Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such National Penn SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “National Penn Leased Properties” and, collectively with the National Penn Owned Properties, the “National Penn Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to National Penn’s knowledge, the lessor. There are no pending or, to the knowledge of National Penn, threatened condemnation proceedings against the National Penn Real Property.

3.19 Intellectual Property. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on National Penn, National Penn and each of its Subsidiaries owns, free and clear of any material Liens, other than Permitted Encumbrances, all Intellectual Property owned or purported to be owned by such entity. Except as would not reasonably be likely to have a Material Adverse Effect on National Penn: (i) (A) National Penn and its Subsidiaries do not infringe, misappropriate or otherwise violate, the Intellectual Property rights of any person, and (B) no person has asserted in writing, or to National Penn’s knowledge, orally, to National Penn or any of its Subsidiaries, or brought any claim, action or proceeding alleging, that (x) National Penn or any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property right or (y) that any Intellectual Property right of National Penn or any of its Subsidiaries is invalid or unenforceable, (ii) to the knowledge of National Penn, no person is infringing, misappropriating or otherwise violating any Intellectual Property right owned by and/or licensed to National Penn or its Subsidiaries, and (iii) National Penn and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all material Intellectual Property owned or licensed, respectively, by National Penn and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between National Penn or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of National Penn or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding National Penn Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of National Penn) on the other hand, of the type required to be reported in any National Penn SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

3.21 State Takeover Laws. The Board of Directors of National Penn has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby Chapter 25 of the PBCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”). Holders of National Penn Common Stock do not have dissenters rights with respect to the Merger under the PBCL.

3.22 Reorganization. National Penn has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, National Penn has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Sandler O’Neill + Partners, L.P., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of National Penn Common Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

3.24 National Penn Information. The information relating to National Penn and its Subsidiaries that is provided by National Penn or its representatives for inclusion in (a) the Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to holders of National Penn Common Stock or at the time of the National Penn Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of National Penn incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto, or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to National Penn and its Subsidiaries and other portions within the reasonable control of National Penn and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by National Penn with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.25(a) of the National Penn Disclosure Schedule, neither National Penn nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which National Penn or any Subsidiary of National Penn is a creditor which as of June 30, 2015, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of June 30, 2015, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of National Penn or any of its Subsidiaries, or to the knowledge of National Penn, any affiliate of any of the foregoing. Section 3.25(a) of the National Penn Disclosure Schedule sets forth a true, correct and complete list of all of the Loans of National Penn and its Subsidiaries that, as of June 30, 2015, had an outstanding balance of $1,000,000 or more and were classified by National Penn as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of June 30, 2015.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on National Penn, each Loan of National Penn and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of National Penn and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, Liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be likely to have a Material Adverse Effect on National Penn, each outstanding Loan of National Penn and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of National Penn and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) Except as set forth in Section 3.25(d) of the National Penn Disclosure Schedule, none of the agreements pursuant to which National Penn or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by National Penn or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of National Penn or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither National Penn nor any of its Subsidiaries is now nor has it ever been since December 31, 2012, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26 Insurance. Except as would not reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect on National Penn, (a) National Penn and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of National Penn reasonably has determined to be prudent and consistent with industry practice, and National Penn and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any such policy, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of National Penn and its Subsidiaries, National Penn or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27 Investment Adviser Subsidiary.

(a) Section 3.27 of the National Penn Disclosure Schedule lists each Subsidiary of National Penn that provides investment management, investment advisory or sub-advisory services to any person (including management and advice provided to separate accounts and participation in wrap fee programs and that is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) (each, an “Advisory Entity”)). Each Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2012 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on National Penn. There is no action, suit, proceeding or investigation pending or, to National Penn’s knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, permits, licenses, exemptions, orders and approvals in any material respect.

(b) Each Advisory Entity has been since January 1, 2012 and is in all material respects in compliance with each contract for services provided in its capacity as an Advisory Entity to which it is a party.

(c) The accounts of each advisory client of National Penn or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable Advisory Entity in all material respects in compliance with the applicable requirements of ERISA.

(d) None of the Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor.

(e) National Penn has made available to Parent true and complete copies of each Uniform Application for Investment Adviser Registration on Form ADV filed since January 1, 2012 by each Advisory Entity that is required to be registered as an investment adviser under the Investment Advisers Act, reflecting all amendments thereto to the date hereof (each a “Form ADV”). The Forms ADV are in compliance in all material respects with the applicable requirements of the Investment Advisers Act. Since January 1, 2012, each Advisory Entity has made available to each advisory client its Form ADV to the extent required by the Investment Advisers Act. National Penn has made available to Parent true and complete copies of all deficiency letters and inspection reports or similar documents furnished to any Advisory Entity by the SEC since January 1, 2012 and the Advisory Entity’s responses thereto, if any.

3.28 No Broker-Dealer Subsidiary. No Subsidiary of National Penn is a broker-dealer required to be registered under the Exchange Act with the SEC.

3.29 Insurance Subsidiary.

(a) Except as would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on National Penn, (i) since January 1, 2012, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any National Penn Insurance Subsidiary (“Agent”) wrote, sold, produced, managed, administered or procured business for a National Penn Insurance Subsidiary, such Agent was, at the time the Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no Agent has been since January 1, 2012, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such Agent’s writing, sale, management, administration or production of insurance business for any National Penn Insurance Subsidiary and (iii) each Agent was appointed by National Penn or a National Penn Insurance Subsidiary in compliance with applicable insurance laws, rules and regulations and all processes and procedures undertaken with respect to such Agent were undertaken in compliance with applicable insurance laws, rules and regulations. “National Penn Insurance Subsidiary” means each Subsidiary of National Penn through which insurance operations is conducted.

(b) Except as would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on National Penn, (i) since January 1, 2012, National Penn and the National Penn Insurance Subsidiaries have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) all contracts, agreements, arrangements and transactions in effect between any National Penn Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) each National Penn Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.

3.30 No Other Representations or Warranties.

(a) Except for the representations and warranties made by National Penn in this Article III, neither National Penn nor any other person makes any express or implied representation or warranty with respect to National Penn, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and National Penn hereby disclaims any such other representations or warranties.

(b) National Penn acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as disclosed in the disclosure schedule delivered by Parent to National Penn concurrently herewith (the “Parent Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Parent SEC Reports filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to National Penn as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina and is a bank holding company duly registered under the BHC Act that has elected to be treated as financial holding company under the BHC Act. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent. True and complete copies of the Parent Articles and Parent Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to National Penn.

(b) Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Parent, threatened. Section 4.1(b) of the Parent Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Parent as of the date hereof. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Parent other than the Parent Subsidiaries.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 2,000,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $5.00 per share, of which 107,000 shares of preferred stock are issued or outstanding (including those issued in series and through depositary shares). As of August 14, 2015, no shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding, other than (i) 780,028,186 shares of Parent Common Stock issued and 780,028,186 shares of Parent Common Stock outstanding, including 221,939 shares of Parent Common Stock granted in respect of outstanding awards of restricted Parent Common Stock under a Parent Stock Plan (as defined below) (a “Parent Restricted Stock Award”), (ii) 0 shares of Parent Common Stock held in treasury, (iii) 20,828,489 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Parent Common Stock granted under a Parent Stock Plan (“Parent Stock Options”), (iv) 11,865,061 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding restricted stock units in respect of shares of Parent Common Stock granted under a Parent Stock Plan (“Parent Restricted Stock Unit Award” and, together with the Parent Restricted Stock Awards and Parent Stock Options, the “Parent Equity Awards”) and (v) 22,042,115 shares of Parent Common Stock reserved for issuance pursuant to future grants under the Parent Stock Plans. As used herein, the “Parent Stock Plans” shall mean all employee and director equity incentive plans of Parent in effect as of the date of this Agreement and agreements for equity awards in respect of Parent

Common Stock granted by Parent under the inducement grant exception. Since August 14, 2015 through the date hereof, Parent has not (A) issued or repurchased any Parent Common Stock, other shares of its capital stock or other voting securities or securities convertible or exchangeable into, or exercisable for, Parent Common Stock, shares of its capital stock or other voting securities or any options, warrants, or other rights of any kind to acquire Parent Common Stock, any shares of its capital stock or other voting securities of Parent other than (1) the issuance, repurchase, redemption or acquisition of shares of Parent Common Stock in connection with the exercise, vesting or settlement of Parent Stock Options or the vesting or settlement of Parent Restricted Stock Unit Awards that were outstanding on August 14, 2015, in accordance with their terms (without amendment or waiver since August 14, 2015), (2) the issuance or sale of shares of Parent Common Stock in connection with the reinvestment of regular quarterly cash dividends paid by Parent at a rate not in excess of $0.27 per share of Parent Common Stock and the purchase or sale of additional shares of Parent Common Stock in accordance with the terms of Parent’s dividend reinvestment plan (without amendment or waiver since August 14, 2015) or (3) the issuance, repurchase, redemption or acquisition of shares of Parent Common Stock under Parent’s employee stock purchase plan or 401(k) plans in accordance with the terms thereof (without amendment or waiver since August 14, 2015), or (B) issued or awarded any options, restricted shares or any other equity based awards under any of the Parent Stock Plans. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent may vote are issued or outstanding. There are no contractual obligations of Parent or its Subsidiaries pursuant to which Parent or its Subsidiaries could be required to register shares of capital stock or other securities of Parent or its Subsidiaries under the Securities Act. Except as set forth in Section 4.2(a) of the Parent Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Parent or any of its Subsidiaries are issued or outstanding. Other than Parent Stock Options and Parent Restricted Stock Unit Awards issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities.

(b) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Parent or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent. As of the date of this Agreement, Parent does not have in effect a “poison pill” or similar shareholder rights plan (other than any such plan as to which the rights granted thereunder have expired).

(c) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of Parent Bank, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Parent Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Parent and its shareholders. Except for the adoption and approval of the Bank Merger Agreement by the board of directors of Parent Bank and Parent as its sole shareholder, and the adoption of resolutions to give effect to the provisions of Section 6.11 in connection with the Closing, no other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by National Penn) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof. No vote or approval of the shareholders of Parent is required in connection with the adoption of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Articles or the Parent Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which either individually or in the aggregate would not reasonably be likely to have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (ii) the filing of applications, filings and notices, as applicable, with the OCC in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the FDIC, the North Carolina Commissioner of Banks and the Pennsylvania Department of Banking in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the National Penn Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (v) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (vi) the filing of the Certificates of Merger with the North Carolina Secretary pursuant to the NCBCA and the Pennsylvania Department pursuant to the PBCL, and the filing of the Bank Merger Certificates, (vii) the filing of any notices or other filings under the HSR Act and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent of this Agreement or (B) the consummation by Parent of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Parent is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed (or furnished as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2012 with any Regulatory Agencies, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Parent. Except for examinations of Parent and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2012, except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be since January 1, 2012 (the “Parent SEC Reports”), is publicly available. No such Parent SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Parent SEC Reports.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been since January 1, 2012, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. PricewaterhouseCoopers LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2015, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee and a copy has previously been made available to National Penn. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2012, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Parent, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to the knowledge of Parent, to any director or officer of Parent.

4.7 Broker’s Fees. Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Deutsche Bank Securities Inc.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2014, except with respect to (i) the transactions contemplated hereby or as required or permitted by this Agreement and (ii) the acquisition by Parent of The Bank of Kentucky Corporation and Susquehanna Bancshares, Inc., Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or executive officers.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

4.10 Compliance with Applicable Law. Parent and each of its Subsidiaries hold, and have at all times since December 31, 2012, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent, and to the knowledge of Parent no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule or regulation of any Governmental Entity relating to Parent or any of its Subsidiaries, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau or the OCC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Parent and each of Parent’s Subsidiaries that is an insured depository institution is “well-capitalized” and “well managed” (as those terms are defined in applicable regulations). Each of Parent’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, none of Parent, or its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.11 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”), and neither Parent nor any of its Subsidiaries knows of, or has received written, or to Parent’s knowledge, oral notice of, any violation of any Parent Contract by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to Parent and its Subsidiaries taken as a whole.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (i) each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Parent and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Parent Contract, (iii) to Parent’s knowledge each third-party counterparty to each Parent Contract has performed all obligations required to be performed by it to date under such Parent Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Parent or any of its Subsidiaries under any such Parent Contract.

4.12 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2012, a recipient of any supervisory letter from, or since January 1, 2012, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing or, to the knowledge of Parent, orally, since January 1, 2012, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

4.13 Information Technology. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, to the knowledge of Parent, since January 1, 2011, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Parent and its Subsidiaries.

4.14 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent) on the other hand, of the type required to be reported in any Parent SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.15 Reorganization. Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Parent and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Parent’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.17 Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in (a) the Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to holders of National Penn Common Stock or at the time of the National Penn Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of Parent incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of National Penn or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

4.18 Financing. Parent has, or will have available to it prior to the Closing Date, all funds necessary to satisfy its obligations hereunder.

4.19 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties.

(b) Parent acknowledges and agrees that neither National Penn nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the National Penn Disclosure Schedule), required by law or as consented to in writing by Parent (or National Penn, in the case of clause (b) below, as applicable) (such consent not to be unreasonably withheld, conditioned or delayed), (a) National Penn shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) each of Parent and National Penn shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be likely to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 National Penn Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the National Penn Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, National Penn shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of National Penn or any of its wholly-owned Subsidiaries to National Penn or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than a Subsidiary of National Penn);

(b)    (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, Trust Preferred Securities or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by National Penn at a rate not in excess of $0.11 per share of National Penn Common Stock (except that if Parent increases the rate of its regular quarterly dividends on Parent Common Stock paid by it during any fiscal quarter after the date of this Agreement relative to that paid by it during the immediately preceding fiscal quarter, National Penn shall be permitted to increase the rate of dividends on the National Penn Common Stock paid by it during the next fiscal quarter by the same proportion, subject in all respects to any receipt of regulatory approval required in connection with such dividend increase) and any associated dividend equivalents for National Penn Equity Awards, (B) dividends paid by any of the Subsidiaries of National Penn to National Penn or any of its wholly-owned Subsidiaries, (C) the acceptance of shares of National Penn Common Stock as payment for the exercise price of National Penn Stock Options or for withholding taxes incurred in connection with the exercise of National Penn Stock Options or the vesting or settlement of National Penn Equity Awards and dividend equivalents thereon, if any, in each case in accordance with past practice and the terms of the applicable award agreements), or (D) required dividends or distributions in respect of Trust Preferred Securities or dividends on the common stock of any National Penn Subsidiary);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of National Penn Stock Options or the settlement of National Penn Equity Awards in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, business or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business;

(d) except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), (i) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, or (ii) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, in each case, other than in a wholly-owned Subsidiary of National Penn;

(e) (i) terminate, materially amend, renew or waive any material provision of, any National Penn Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business or (ii) enter into any contract that would constitute a National Penn Contract if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any National Penn Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any material employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual independent contractor, (ii) amend any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual independent contractor, other than amendments in the ordinary course of business and consistent with past practice that do not materially increase the cost of maintaining such plan, program, policy or arrangement, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant, except for merit based or promotion based increases in annual base salary or wage rate for employees (other than directors or executive officers) in the ordinary course of business, consistent with past practice, that do not exceed, in the aggregate, three percent (3%) of the aggregate cost of all employee annual base salaries and wages in effect on the date hereof, (iv) pay or award, or commit to pay or award, any material bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend in any material respect any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose annual base compensation is greater than $200,000, other than for cause, or (ix) hire any officer, employee, or individual independent contractor who has annual base compensation greater than $200,000;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $1,000,000 individually or $2,500,000 in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the National Penn Articles or the National Penn Bylaws or comparable governing documents of its Subsidiaries;

(j) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(m) (i) enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit either (A) outside of the ordinary course of business consistent with practice or (B) involving a total credit relationship of more than $10,000,000 with a single borrower and its affiliates; provided that any consent from Parent sought pursuant to this clause (m)(ii) shall be given within two (2) business days after the relevant loan package is provided to Parent;

(n) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(o) make, or commit to make, any capital expenditures in excess of $2,500,000 in the aggregate, other than as disclosed in National Penn’s capital expenditure budget set forth in Section 5.2(o) of the National Penn Disclosure Schedule;

(p) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(q) make an application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries or acquire or sell or agree to acquire or sell, any branch office, except to the extent required to obtain any Requisite Regulatory Approvals;

(r) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(s) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material permits;

(t) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of National Penn or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of National Penn (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Parent Articles or Parent Bylaws in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of National Penn Common Stock or adversely affect the holders of National Penn Common Stock relative to other holders of Parent Common Stock;

(b) adjust, split, combine or reclassify any capital stock of Parent;

(c) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent and National Penn shall promptly prepare and file with the SEC, no later than 30 business days after of the date of this Agreement, the Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of Parent and National Penn shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and National Penn shall thereafter mail or deliver the Proxy Statement to its shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and National Penn shall furnish all information concerning National Penn and the holders of National Penn Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) business days after the date of this Agreement, Parent and National Penn shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. Parent and National Penn shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals). Parent and National Penn shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to National Penn or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information filed under a claim of confidentiality. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the foregoing, each of Parent and National Penn shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Parent, National Penn and their respective Subsidiaries. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require Parent or National Penn or their respective Subsidiaries to take, or agree to take, any actions specified in this Section 6.1 that, individually or in the aggregate, would reasonably be expected to have a material and adverse effect on Parent and its Subsidiaries, taken as a whole, or on National Penn and its Subsidiaries, taken as a whole (in each case, measured on a scale relative to National Penn and its Subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).

(d) Parent and National Penn shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, National Penn or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Parent and National Penn agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, is filed or becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date it is filed with the SEC, at the date of mailing to shareholders and at the time of National Penn’s meeting of its shareholders to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Parent and National Penn further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Proxy Statement.

(e) Parent and National Penn shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Parent and National Penn, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, each of Parent and National Penn shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. Neither Parent nor National Penn nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent’s or National Penn’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Parent and National Penn shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated June 5, 2015, between Parent and National Penn (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d) Without limiting the generality of Section 6.2(a), National Penn shall use reasonable best efforts to provide data processing, item processing and other processing support or outside contractors to assist in performing all tasks reasonably required and requested by Parent to result in a successful conversion of the data and other files and records of National Penn and its Subsidiaries to Parent’s production environment (the “Conversion”), in such a manner sufficient to provide reasonable assurances that a successful Conversion will occur at, as may be elected in writing by Parent to National Penn after the date hereof and prior to filing the application for approval of the Merger and the Bank Merger from the Federal Reserve Board, (x) the time that is immediately following the Merger and the Bank Merger (such an election in this clause (x), a “Simultaneous Conversion Election”) or (y) such later date as may be specified by Parent, in each case, subject to any applicable laws, including laws regarding the exchange of information and other laws regarding competition. Without limiting the generality of the foregoing, National Penn shall, subject to any such applicable laws: (i) reasonably cooperate with Parent to establish a project plan as specified by Parent to effectuate the Conversion; (ii) use its commercially reasonable efforts to have National Penn’s outside contractors continue to support both the Conversion effort and its ongoing needs until the Conversion can be established; (iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Parent for use in planning the Conversion, as soon as reasonably practicable; (iv) provide reasonable access to National Penn’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to the extent necessary to enable the Conversion effort to be completed on schedule; and (v) give notice of termination, conditioned upon the completion of the transactions contemplated by this Agreement, of the contracts of outside data, item and other processing contractors or other third-party vendors to which National Penn or any of its Subsidiaries are bound if requested to do so by Parent to the extent permitted by such contracts; provided, that National Penn shall not be required to take any action that would prejudice or adversely affect in any material respect its rights under any such contracts in the event the Closing does not occur. Parent shall promptly reimburse National Penn for any reasonable out of pocket expenses incurred in connection with the actions described in this Section 6.2(d).

6.3 National Penn Shareholder Approval.

(a) National Penn shall take, in accordance with applicable law and the National Penn Articles and National Penn Bylaws, all action necessary to convene a meeting of its shareholders (the “National Penn

Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite National Penn Vote required in connection with this Agreement and the Merger, and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement. The Board of Directors of National Penn shall use its reasonable best efforts to obtain from the shareholders of National Penn the Requisite National Penn Vote, including by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement) that they adopt and approve this Agreement and the transactions contemplated hereby and National Penn shall engage a proxy solicitor reasonably acceptable to Parent to assist in the solicitation of proxies from shareholders relating to the Requisite National Penn Vote. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of National Penn, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, the Board of Directors of National Penn may submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of National Penn may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors of National Penn may not take any actions under this sentence unless (i) it gives Parent at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of National Penn in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors of National Penn takes into account any amendment or modification to this Agreement proposed by Parent and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3.

(b) National Penn shall adjourn or postpone the National Penn Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of National Penn Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting National Penn has not received proxies representing a sufficient number of shares necessary to obtain the Requisite National Penn Vote; provided, that National Penn shall not be required to adjourn or postpone the National Penn Meeting more than three times pursuant to this first sentence of Section 6.3(b). Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the National Penn Meeting shall be convened and this Agreement shall be submitted to the shareholders of National Penn at the National Penn Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve National Penn of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 and Section 6.3 of this Agreement, each of Parent and National Penn shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by National Penn or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans.

(a) During the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, Parent shall cause the Surviving Corporation to provide each continuing employee of National Penn and its Subsidiaries with compensation and employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent and its Subsidiaries; provided that Parent may satisfy its obligation under this Section 6.6(a) for a transitional period by providing compensation and employee benefits that are substantially comparable in the aggregate to those provided by National Penn or its Subsidiaries immediately prior to the Effective Time. Parent shall, or shall cause its Subsidiaries to, (A) for a period commencing at the Effective Time and ending on the first anniversary of the Closing Date, provide severance payments and benefits to each continuing employee of National Penn and its Subsidiaries that are no less favorable than the severance payments and benefits set forth on Section 6.6(a)(i) of the National Penn Disclosure Schedule; and (B) provide the other benefits as set forth on Section 6.6(a)(ii) of the National Penn Disclosure Schedule.

(b) With respect to any employee benefit plans of Parent or its Subsidiaries in which any employees of National Penn or its Subsidiaries become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall or shall cause the Surviving Corporation to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous National Penn Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or co-insurance and deductibles paid prior to the Effective Time under a National Penn Benefit Plan (to the same extent that such credit was given under the analogous National Penn Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment, co-insurance or maximum out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with National Penn and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous National Penn Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) The Surviving Corporation agrees to assume and honor all National Penn Benefit Plans in accordance with their terms as of the date hereof or as modified consistent with the terms of this Agreement.

(d) National Penn shall either continue National Penn’s 401(k) plan(s) or if, and only if, requested by Parent in writing not later than ten (10) business days prior to the Effective Time, National Penn shall take all actions as are necessary, including the adoption of board of directors or compensation committee resolutions or consents, to terminate National Penn’s 401(k) plan(s), effective no later than the day immediately prior to the Effective Time, with such termination to be subject to the occurrence of the Effective Time. Prior to taking any such action, National Penn shall provide Parent with a copy of such resolutions or consent in connection with such plan termination, and shall consider any comments provided by Parent in good faith. Parent shall cause the 401(k) plans of Parent or its Affiliates to accept as soon as practicable rollover distributions from current and former employees of National Penn and its Subsidiaries with respect to such individuals’ account balances (including loans), if elected by any such individuals.

(e) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of National Penn or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, National Penn, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, National Penn, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of National Penn or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any National Penn Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular National Penn Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of National Penn or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of National Penn and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “National Penn Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of National Penn or any of its Subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement; and Parent and the Surviving Corporation shall also advance expenses as incurred by such National Penn Indemnified Party to the fullest extent permitted by applicable law; provided that the National Penn Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such National Penn Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by National Penn (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of National Penn or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the aggregate annual premium paid as of the date hereof by National Penn for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, National Penn, in consultation with, but only upon the consent of Parent, may (and at the request of Parent, National Penn shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under National Penn’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each National Penn Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns shall consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

(d) The obligations of the Surviving Corporation, Parent and National Penn under this Section 6.7 shall not be terminated or modified in a manner so as to adversely affect any National Penn Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected National Penn Indemnified Party.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of National Penn, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent. Effective as of the Effective Time, Parent hereby expressly assumes the due and punctual performance and observance of each and every covenant and condition in the Investment Agreement, dated as of October 5, 2010, between National Penn and Warburg Pincus Private Equity X, L.P., to be performed and observed by National Penn. At or immediately prior to the Effective Time, National Penn shall deliver written notice of non-renewal (in form and substance reasonably satisfactory to Parent) under the contracts set forth on Section 6.8 of the National Penn Disclosure Schedule.

6.9 Advice of Changes. Parent and National Penn shall each promptly advise the other party of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying fact, change, event or circumstance would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.10 Dividends. After the date of this Agreement, each of Parent and National Penn shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and National Penn Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of National Penn Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of National Penn Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

6.11 Advisory Board; Community Commitment.

(a) At or promptly following the Effective Time, Parent shall invite each member of the Board of Directors of National Penn as of the date of this Agreement (other than those individuals specified in Section 6.11(a) of the Parent Disclosure Schedule) to serve as paid members of one or more regional advisory boards in accordance with the terms set forth in Section 6.11(a) of the Parent Disclosure Schedule.

(b) On the Closing Date, Parent shall create a charitable foundation, or support an existing charitable foundation acceptable to National Penn, in Pennsylvania dedicated to providing ongoing economic development support to the Lehigh Valley, Pennsylvania and Berks County, Pennsylvania communities, in accordance with Section 6.11(b) of the Parent Disclosure Schedule. On the Closing Date, Parent or National Penn shall contribute to the foundation an amount in cash equal to $5,000,000. Parent will designate the individuals listed on Section 6.11(b) of the Parent Disclosure Schedule to serve as trustees or designated advisors of the foundation prior to Closing.

(c) Following the Effective Time, Parent will use its reasonable best efforts to support a continued meaningful employee presence in the Lehigh Valley, Pennsylvania and Berks County, Pennsylvania.

6.12 Acquisition Proposals.

(a) National Penn shall not, and shall cause its Subsidiaries and cause its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal; provided, that, prior to the receipt of the Requisite National Penn Vote, in the event National Penn receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, National Penn shall have provided such information to Parent, and shall have entered into a confidentiality agreement with such third party on terms no less favorable than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with National Penn. National Penn will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal. National Penn will promptly (and in any event within one (1) business day) advise Parent following receipt of any Acquisition Proposal or any inquiry which would reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), and will promptly (and in any event within one (1) business day) advise Parent of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. National Penn shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. Unless this Agreement has been terminated in accordance with its terms, National Penn shall not, and shall cause its Subsidiaries and cause its and their officers, directors, agents, advisors and representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12(a)) relating to any Acquisition Proposal. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of National Penn and its Subsidiaries or 25% or more of any class of equity or voting securities of National Penn or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of National Penn, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of National Penn or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of National Penn, or (iii) a merger, consolidation, share exchange or other business combination involving National Penn or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of National Penn, except, in each case, any sale of whole loans and securitizations in the ordinary course of business and any bona fide internal reorganization.

(b) Nothing contained in this Agreement shall prevent National Penn or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.13 Public Announcements. National Penn and Parent shall each use their reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a Governmental Entity or (iii) an obligation pursuant to any listing agreement with or rules of any securities exchange, National Penn and Parent agree to consult with each other and to obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.14 Change of Method. Parent may at any time change the method of effecting the Merger and the Bank Merger (including by providing for the merger of National Penn with a wholly-owned Subsidiary of Parent) if and to the extent requested by Parent, and National Penn agrees to enter into such amendments to this Agreement as Parent may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to National Penn’s shareholders or (iii) be reasonably likely to cause the Closing to be prevented or materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.

6.15 Restructuring Efforts. If National Penn shall have failed to obtain the Requisite National Penn Vote at the duly convened National Penn Meeting or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (provided, however, that no party shall have any obligation to agree to (i) alter or change any material term of this Agreement, including the amount or kind of the Merger Consideration provided for in this Agreement or (ii) adversely affect the Tax treatment of the Merger with respect to National Penn’s shareholders) and/or (in the case of National Penn) resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.15) to its shareholders for adoption.

6.16 Takeover Statutes. Neither Parent nor National Penn shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of Parent and National Penn shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and National Penn will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.17 Exemption from Liability Under Section 16(b). National Penn and Parent agree that, in order to most effectively compensate and retain those officers and directors of National Penn subject to the reporting requirements of Section 16(a) of the Exchange Act (the “National Penn Insiders”), both prior to and after the Effective Time, it is desirable that National Penn Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of National Penn Common Stock and National Penn Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.17. The Board of Directors of Parent and of National Penn, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall promptly, and in any event prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (i) any dispositions of National Penn Common Stock or National Penn Equity Awards and (ii) any acquisitions of Parent Common Stock and/or equity awards of Parent by any National Penn Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case, pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.18 Litigation and Claims. Each of Parent and National Penn shall promptly notify each other in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Parent or National Penn, as applicable, threatened against Parent, National Penn or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent, National Penn or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. National Penn shall give Parent the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against National Penn and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.19 Assumption of National Penn Debt. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Company, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of National Penn’s obligations in respect of its outstanding debt, Trust Preferred Securities, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

6.20 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of National Penn or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give National Penn, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and National Penn shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the shareholders of National Penn by the Requisite National Penn Vote.

(b) NYSE Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger, shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger or the Bank Merger.

(e) Regulatory Approvals. (i) All regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the FDIC, the Pennsylvania Department of Banking and the North Carolina Commissioner of Banks and, if required by the HSR Act, under the HSR Act, of the transactions contemplated by this Agreement, including the Merger and the Bank Merger and (y) any other approvals set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, except for such approvals as would not be material to the Surviving Corporation, or any other approvals the failure of which to be obtained would reasonably be likely to have, individually, or in the aggregate, a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”), and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of National Penn set forth in Section 3.2(a) (other than the last two sentences thereof) and Section 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of National Penn set forth in Sections 3.1(a), 3.1(b), the last two sentences of 3.2(a), 3.2(b) and 3.3(a) (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of National Penn set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on National Penn or the Surviving Corporation. Parent shall have received a certificate signed on behalf of National Penn by the Chief Executive Officer and the Chief Financial Officer of National Penn to the foregoing effect.

(b) Performance of Obligations of National Penn. National Penn shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of National Penn by the Chief Executive Officer and the Chief Financial Officer of National Penn to such effect.

(c) Federal Tax Opinion. Parent shall have received the opinion of O’Melveny & Myers LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and National Penn, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of National Penn. The obligation of National Penn to effect the Merger is also subject to the satisfaction or waiver by National Penn at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Parent set forth in Sections 4.1(a), 4.1(b), 4.2(b) and 4.3(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Parent. National Penn shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and National Penn shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Federal Tax Opinion. National Penn shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to National Penn, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and National Penn, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of National Penn:

(a) by mutual consent of Parent and National Penn in a written instrument;

(b) by either Parent or National Penn if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Parent or National Penn if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Parent or National Penn (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of National Penn, in the case of a termination by Parent, or Parent, in the case of a termination by National Penn, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by National Penn, and which is not cured by the earlier of the Termination Date and the date that is 45 days following written notice to National Penn, in the case of a termination by Parent, or Parent, in the case of a termination by National Penn, or by its nature or timing cannot be cured during such period; or

(e) by Parent, if (i) prior to such time as the Requisite National Penn Vote is obtained, National Penn or the Board of Directors of National Penn (A) submits this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by Section 6.3(a), or recommends to its shareholders an Acquisition Proposal other than the Merger, or (B) materially breaches its obligations under Section 6.3 or 6.12; or (ii) a tender offer or exchange offer for 20% or more of the outstanding shares of National Penn Common Stock is commenced (other than by Parent or a Subsidiary thereof), and the Board of Directors of National Penn recommends that the shareholders of National Penn tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d) or (e) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.6, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or National Penn as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, National Penn, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 3.3(a), 3.7, 4.3(a), 4.7, 6.2(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor National Penn shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement (which, in the case of National Penn, shall include the loss to the holders of National Penn Common Stock and National Penn Equity Awards of the economic benefits of the Merger, including the loss of the premium offered to the shareholders of National Penn).

(b) (i) In the event that after the date of this Agreement a bona fide Acquisition Proposal shall have been made known to senior management of National Penn or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to National Penn and (x) (A) thereafter this Agreement is terminated by either Parent or National Penn pursuant to Section 8.1(c) without the Requisite National Penn Vote having been obtained or (B) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(d), and (y) prior to the date that is fifteen (15) months after the date of such termination, National Penn enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then National Penn shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $64,500,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(e), then National Penn shall pay Parent, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practical after the date of termination (and, in any event within three (3) business days thereafter).

(c) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages, the maximum aggregate amount of fees payable by National Penn under this Section 8.2 shall be equal to the Termination Fee.

(d) Each of Parent and National Penn acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if National Penn fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit which results in a judgment against National Penn for the Termination Fee or any portion thereof, National Penn shall pay the costs and expenses of Parent (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if National Penn fails to pay the amounts payable pursuant to this Section 8.2, then National Penn shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by National Penn pursuant to Section 8.2(b) constitute liquidated damages and not a penalty, and, except in the case of fraud or willful misconduct, shall be the sole monetary remedy of Parent in the event of a termination of this Agreement specified in such section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of National Penn; provided, however, that after the adoption of this Agreement by the shareholders of National Penn, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after adoption of this Agreement by the shareholders of National Penn, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except (i) with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Parent and National Penn, (ii) with respect to costs and expenses of all filing and other fees in connection with any filing under the HSR Act, which shall be borne by Parent and (iii) as otherwise provided in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, or if by email so long as such email states it is a notice delivered pursuant to this Section 9.5 and a duplicate copy of such email is promptly given by one of the other methods described in this Section 9.5, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to National Penn, to:

National Penn Bancshares, Inc.
645 Hamilton Street, Suite 1100
Allentown, PA 18101
	Attention:	Sean Kehoe
	Facsimile:	(610) 740-1673
	Email:	sean.kehoe@nationalpenn.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	Edward D. Herlihy
Matthew M. Guest
Brandon C. Price
	Facsimile:	(212) 403-2000
	Email:	EDHerlihy@wlrk.com
MGuest@wlrk.com
BCPrice@wlrk.com

and

(b)	if to Parent, to:

BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101
	Attention:	Robert J. Johnson, Jr.
	Facsimile:	(336) 733-2189
	Email:	RJJohnson@BBandT.com

With a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
	Attention:	Paul S. Scrivano
	Facsimile:	(212) 326-2061
	Email:	pscrivano@omm.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of National Penn means the actual knowledge of any of the officers of National Penn listed on Section 9.6 of the National Penn Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, Winston-Salem, North Carolina or Allentown, Pennsylvania are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iv) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The National Penn Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Board of Directors of National Penn shall be subject to the laws of the Commonwealth of Pennsylvania and matters relating to the fiduciary duties of the Board of Directors of Parent shall be subject to the laws of the State of North Carolina).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each National Penn Indemnified Party and his or her heir and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BB&T CORPORATION

By:	/s/ Daryl N. Bible
Name:	Daryl N. Bible
Title:	Senior Executive Vice President and Chief Financial Officer

NATIONAL PENN BANCSHARES, INC.

By:	/s/ Scott V. Fainor
Name:	Scott V. Fainor
Title:	President and Chief Executive Officer

Annex B

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

August 17, 2015

Board of Directors

National Penn Bancshares, Inc.

Philadelphia & Reading Avenues

P.O. Box 547

Boyertown, PA 19512

Ladies and Gentlemen:

National Penn Bancshares, Inc. (the ‘‘Company’’) and BB&T Corporation (“BB&T”) have entered into an agreement and plan of merger, dated as of August 17, 2015 (the ‘‘Agreement’’), pursuant to which the Company will merge with and into BB&T, with BB&T as the surviving entity (the ‘‘Merger’’). Pursuant to the terms of the Agreement, upon the effective time of the Merger, each share of common stock, no par value, of the Company (the “Company Common Stock”) issued and outstanding as of the Effective Time, except for certain shares specified in the Agreement, shall be converted into the right to receive, at the election of the holder thereof, either: (i) 0.3206 shares of common stock, par value $5.00 per share, of BB&T (the “Stock Consideration”), or (ii) $13.00 in cash (the “Cash Consideration”), subject to the limitations set forth in the Agreement which provide generally that shareholder elections may be adjusted as necessary to result in an overall ratio of 30% of Company Common Stock being converted into the right to receive Cash Consideration and 70% of Company Common Stock being converted into the right to receive Stock Consideration. The Cash Consideration, the Stock Consideration and any cash in lieu of fractional shares paid pursuant to the Agreement are referred to herein as the “Merger Consideration.” The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Company Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of the Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of BB&T that we deemed relevant; (iv) publicly available median analyst earnings estimates for the Company for the years ending December 31, 2015 and December 31, 2016 and an estimated long-term earnings per share growth rate for the years thereafter as discussed with the senior management of the Company; (v) publicly available median analyst earnings estimates for BB&T for the years ending December 31, 2015 through December 31, 2017, and a publicly available long-term growth rate for the years thereafter; (vi) the pro forma financial impact of the Merger on BB&T based on certain assumptions relating to estimated transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were provided by the senior management of BB&T; (vii) a comparison of certain financial and other information, including stock trading information, for the Company and BB&T with similar publicly available information for certain other publicly traded commercial banks; (viii) the publicly disclosed financial terms of certain other recent merger and acquisition transactions in the banking sector; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of the Company the business, financial condition, results of operations and prospects of the Company and held similar discussions with the senior management of BB&T regarding the business, financial condition, results of operations and prospects of BB&T.

In performing our review, we have relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and BB&T or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the respective managements of the Company and BB&T that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or BB&T or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company, BB&T or the combined entity after the Merger and we have not reviewed any individual credit files relating to the Company or BB&T. We have assumed, with your consent, that the respective allowances for loan losses for both the Company and BB&T are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available median analyst earnings estimates for the Company for the years ending December 31, 2015 and December 31, 2016, and an estimated long-term earnings per share growth rate for the years thereafter as discussed with the senior management of the Company as well as publicly available median analyst earnings estimates for BB&T for the years ending December 31, 2015 through December 31, 2017, and a publicly available long-term growth rate for the years thereafter. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were provided by BB&T. With respect to those projections, the senior management of BB&T confirmed to us that those projections reflected the best currently available projections of management of the future financial performance of the Company and BB&T, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of the Company or BB&T since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that the Company and BB&T would remain as going concerns for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no material delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, BB&T or the Merger, and (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.

Our analyses and the views expressed herein are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of the Company Common Stock after the date of this opinion or what the value of BB&T’s common stock will be once it is actually received by the holders of the Company Common Stock.

We have acted as the Company’s financial advisor in connection with the Merger and a significant portion of our fee is contingent upon the closing of the Merger. We also will receive a fee from the Company as a result of our rendering this opinion. The Company has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company and BB&T and their affiliates. We may also actively trade the equity and debt securities of the Company, BB&T or their affiliates for our own account and for the accounts of our customers. In the past, we have provided certain investment banking services to the Company and have received customary investment banking fees for such services.

This letter is directed to the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to be paid to holders of the Company Common Stock and does not address the underlying business decision of the Company to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent, provided however Sandler O’Neill will provide its consent for the opinion to be included in required regulatory filings (including the proxy statement to be sent to shareholders of the Company) to be completed in connection with the Merger. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by the Company’s officers, directors, or employees, or any class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the Company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 55-8-50 through 55-8-58 of the NCBCA contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

BB&T’s bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of BB&T.

BB&T’s articles of incorporation provide for the elimination of the personal liability of each director of BB&T to the fullest extent permitted by law.

BB&T maintains directors’ and officers’ liability insurance that, in general, insures: (i) BB&T’s directors and officers against loss by reason of any of their wrongful acts and (ii) BB&T against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors’ and officers’ liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(b)).

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 17, 2015, by and between BB&T Corporation and National Penn Bancshares, Inc. (included as Annex A to the proxy statement/prospectus which forms part of this registration statement).

3.1	Amended and Restated Articles of Incorporation of BB&T Corporation, filed April 30, 2014 (incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of BB&T dated April 29, 2014).

3.2	Amended and Restated Bylaws of BB&T Corporation, effective December 17, 2013 (incorporated by reference to Exhibit 3.ii to the Current Report on Form 8-K of BB&T dated December 17, 2013).

5.1	Opinion of Robert J. Johnson, Jr. as to validity of the securities being registered.

8.1	Opinion of O’Melveny & Myers LLP regarding certain tax matters.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of KPMG LLP.

23.3	Consent of Robert J. Johnson, Jr. (included in Exhibit 5.1 hereto).

23.4	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1 hereto).

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 hereto).

24.1	Power of Attorney.*

99.1	Form of National Penn Proxy Card.

99.2	Voting Instruction Letter and Form of Voting Instruction Card relating to the National Penn Bancshares, Inc. Capital Accumulation Plan.

99.3	Voting Instruction Letter and Form of Voting Instruction Card relating to the 3rd Fed Bank Employee Stock Ownership Plan.

99.4	Consent of Sandler O’Neill + Partners, L.P.

*	Previously filed.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, North Carolina, on the 22nd day of October, 2015.

BB&T Corporation

By:	/s/ Daryl N. Bible
	Name:	Daryl N. Bible
	Title:	Senior Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 22nd day of October, 2015:

	*		*
Name:	Kelly S. King	Name:	Daryl N. Bible
Title:	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	Title:	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)

	*		*
Name:	Cynthia B. Powell	Name:	Jennifer S. Banner
Title:	Executive Vice President and Corporate Controller (Principal Accounting Officer)	Title:	Director

	*		*
Name:	K. David Boyer Jr.	Name:	Anna R. Cabilik
Title:	Director	Title:	Director

	*		*
Name:	Ronald E. Deal	Name:	James A. Faulkner
Title:	Director	Title:	Director

	*		*
Name:	I. Patricia Henry	Name:	John P. Howe III, M.D.
Title:	Director	Title:	Director

	*		*
Name:	Eric C. Kendrick	Name:	Louis B. Lynn
Title:	Director	Title:	Director

	*		*
Name:	Edward C. Milligan	Name:	Charles A. Patton
Title:	Director	Title:	Director

	*		*
Name:	Nido R. Qubein	Name:	William J. Reuter
Title:	Director	Title:	Director

	*		*
Name:	Tollie W. Rich, Jr.	Name:	Christine Sears
Title:	Director	Title:	Director

	*		*
Name:	Thomas E. Skains	Name:	Thomas N. Thompson
Title:	Director	Title:	Director

	*		*
Name:	Edwin H. Welch, Ph.D.	Name:	Stephen T. Williams
Title:	Director	Title:	Director

*By:	/s/ Robert J. Johnson, Jr.
Name:	Robert J. Johnson, Jr.
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 17, 2015, by and between BB&T Corporation and National Penn Bancshares, Inc. (included as Annex A to the proxy statement/prospectus which forms part of this registration statement).

3.1	Amended and Restated Articles of Incorporation of BB&T Corporation, filed April 30, 2014 (incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K of BB&T dated April 29, 2014).

3.2	Amended and Restated Bylaws of BB&T Corporation, effective December 17, 2013 (incorporated by reference to Exhibit 3.ii to the Current Report on Form 8-K of BB&T dated December 17, 2013).

5.1	Opinion of Robert J. Johnson, Jr. as to validity of the securities being registered.

8.1	Opinion of O’Melveny & Myers LLP regarding certain tax matters.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of KPMG LLP.

23.3	Consent of Robert J. Johnson, Jr. (included in Exhibit 5.1 hereto).

23.4	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1 hereto).

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 hereto).

24.1	Power of Attorney.*

99.1	Form of National Penn Proxy Card.

99.2	Voting Instruction Letter and Form of Voting Instruction Card relating to the National Penn Bancshares, Inc. Capital Accumulation Plan.

99.3	Voting Instruction Letter and Form of Voting Instruction Card relating to the 3rd Fed Bank Employee Stock Ownership Plan.

99.4	Consent of Sandler O’Neill + Partners, L.P.

*	Previously filed.